As filed with the Securities and Exchange Commission on January 24, 2006

Registration No. 333-130165

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ALLION HEALTHCARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	8099	11-2962027
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification No.)

1660 Walt Whitman Road, Suite 105

Melville, NY 11747

(631) 547-6520

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael P. Moran

Chairman, Chief Executive Officer and President

1660 Walt Whitman Road, Suite 105

Melville, NY 11747

(631) 547-6520

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark D. Director, Esq. Andrew M. Herman, Esq. Kirkland & Ellis LLP 655 15th Street, N.W. Suite 1200 Washington, DC 20005 (202) 879-5100	Steven L. Pottle, Esq. Ashley E. Hufft, Esq. Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, GA 30309-3424 USA (404) 881-7000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(4)

Registration No. 333-124099

SUBJECT TO COMPLETION, DATED JANUARY 24, 2006

PROSPECTUS

4,136,454 Shares

Common Stock

Allion Healthcare, Inc. is selling 1,500,000 shares of common stock and the selling stockholders identified in this prospectus are selling an additional 2,636,454 shares. We will not receive any of the proceeds from the sale of the shares sold by selling stockholders. We have granted the underwriters a 30-day option to purchase up to an additional 620,468 shares from us to cover over-allotments, if any.

Our common stock is traded on the Nasdaq National Market under the symbol “ALLI.” The last reported sale price on January 20, 2006 was $12.50 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 8.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Thomas Weisel Partners LLC

William Blair & Company

First Albany Capital

Susquehanna Financial Group, LLLP

The date of this prospectus is                          , 2006.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that which is contained in this prospectus. We are offering to sell shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. For a more complete understanding of information you may consider important in making your investment decision, you should read the entire prospectus, including information set forth under the heading “Risk Factors,” the historical and pro forma consolidated financial statements, and the related notes included in this prospectus. Trademarks referred to in this prospectus appear in italic type. LabTracker is a trademark of Ground Zero Software, Inc. FUZEON is a registered trademark of Roche Laboratories Inc. and Trimeris Inc.

In this prospectus, “Allion,” “our company,” “we,” “us,” and “our” refer to Allion Healthcare, Inc., a Delaware corporation, together with our wholly-owned subsidiaries.

Our Company

Overview

We are a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies under our trade name MOMS Pharmacy. We work closely with physicians, nurses, clinics and AIDS Service Organizations, or ASOs, and with government and private payors, to improve clinical outcomes and reduce treatment costs for our patients. Most of our patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications.

Our net sales grew from $5.0 million in 2000 to $60.1 million in 2004, which represents a compounded annual growth rate of approximately 86% per year. We generate internal growth primarily by increasing the number of patients we serve. In addition, the price of HIV/AIDS medications has increased, and we are filling more prescriptions per patient. Our patients paid an average of approximately $19,800 per patient per year in 2004 for the medications we sold to them. We also grew through acquisitions. In May 2003, we acquired Medicine Made Easy, a California pharmacy; in the first quarter of 2005, we acquired two additional pharmacies in California—North American Home Health Supply, Inc. and Specialty Pharmacies, Inc.; in August 2005, we acquired the assets of Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy, which we have integrated into our Torrance, California facility; and in December 2005, we acquired certain assets of Priority Pharmacy, Inc., which we will integrate primarily into our Torrance, California and Van Nuys, California facilities.

As many as 1.6 million individuals living in the United States as of the end of 2004 were infected with HIV, of whom between 400,000 and 500,000 were receiving HIV/AIDS medications. Our distribution centers are located in or near metropolitan areas in those states where a majority of HIV/AIDS patients in the United States live—New York, California, Florida, New Jersey and Washington. In December 2005, we served 10,631 patients.

The current standard of care for the treatment of HIV/AIDS involves the use of complex regimens of multiple drugs, or “combination therapies.” Combination therapies consist of predominantly oral medications taken by a patient multiple times a day, typically outside a clinical setting. In the United States, HIV/AIDS-associated morbidity and mortality have declined significantly as the use of combination therapies has expanded. After increasing every year between 1987 and 1994 at an average annual rate of 16%, the HIV/AIDS mortality rate has decreased since 1995. Accordingly, while HIV/AIDS remains life threatening, healthcare providers increasingly treat HIV/AIDS as more of a long-term chronic disease. Despite the apparent effectiveness of combination therapies, patient adherence to a treatment regimen remains critical to the effectiveness of that regimen. Studies on adherence within the HIV/AIDS population have shown that if 95% of medication doses are not taken as prescribed, the medication may become ineffective or the patient may develop drug resistance to such medication, according to the AIDS Research Institute. We believe that the success of combination therapies, which has increased patient longevity, is likely to increase the use of HIV/AIDS medications, with adherence to treatment regimens remaining essential.

Our Competitive Strengths

We believe we enjoy the following competitive strengths:

•	Specialized Services. We believe we are one of only a few specialty pharmacy and disease management service companies focused on HIV/AIDS patients. We work closely with patients and their healthcare providers to facilitate the success of complex combination therapies and to provide programs to monitor adherence and outcomes. We deliver our medications in a discreet, convenient and timely manner, which we believe also helps facilitate treatment adherence.

•	Customized Packaging System. We dispense prescribed medications in a customized dose-by-dose format called MOMSPak. We also dispense prescribed medications in pre-filled pillboxes, at the patient’s request. Our customized packaging provides increased convenience to the patient, which we believe can significantly enhance patient adherence to complex combination therapies.

•	Government Reimbursement Expertise. We have experience with the complex reimbursement processes of Medicaid and ADAP that optimize collection of payment. As a result, we are able to manage efficiently the process of checking reimbursement eligibility, receiving authorization, adjudicating claims and confirming that payment is received.

•	Information Systems and Prescription Automation Solutions. Our information systems assist healthcare providers in managing and treating HIV/AIDS more effectively. Our systems enable healthcare providers to view their patients’ prescription histories and to submit and renew prescriptions online. Our systems also transmit prescription information to our MOMSPak automated packaging system to promote accurate and efficient prescription processing.

Our Strategy

Key elements of our strategy include:

•	Increasing Sales in the Markets We Currently Serve. We intend to expand in the major metropolitan markets where the majority of HIV/AIDS patients live by enhancing our existing relationships and creating new relationships with HIV/AIDS clinics, hospitals and prescribing physicians through direct sales, outreach programs and community-based education programs.

•	Pursuing Strategic Acquisitions. We intend to pursue additional acquisitions of specialty pharmacies that serve HIV/AIDS patients. Since May 2003, we have acquired three specialty pharmacies. In addition, we have acquired assets, consisting primarily of patient lists, from two additional pharmacies in California.

•	Developing Marketing Relationships with Drug Manufacturers. We intend to pursue relationships with leading manufacturers of HIV/AIDS medications to enhance their awareness of our services and to increase our opportunities to benefit from their significant sales teams and marketing efforts. We believe our services are attractive to these manufacturers because we seek to promote patient adherence and receptivity to the drugs they sell. In August 2005, we renewed our specialized services agreement with Roche Laboratories Inc. to receive product pricing discounts in exchange for providing blind patient data with respect to FUZEON, a HIV medication manufactured by Roche.

•	Qualifying for HIV/AIDS Reimbursement Programs. We have qualified in California and New York for additional reimbursement under those states’ respective Medicaid programs focused on HIV/AIDS patients. We own two of the ten specialty HIV/AIDS pharmacies in California eligible to receive additional reimbursement under that state’s pilot program. We intend to seek to qualify for other programs that may provide additional reimbursement for HIV/AIDS medications that we sell.

•	Increasing Market Penetration through Oris/LabTracker. In connection with our acquisition of assets from Oris Medical Systems Inc. in July 2005 we gained the exclusive right in the U.S. to develop and offer a pharmacy interface to users of LabTracker, a leading patient monitoring software for physicians and clinics that treat HIV/AIDS patients. We believe that approximately 200 clinics use LabTracker to monitor approximately 100,000 HIV/AIDS patients. Once fully developed, operational and installed, the Oris interface will allow patients of clinics that use LabTracker to order medications from us and other pharmacies electronically. If the patients of these clinics choose MOMS Pharmacy to fill their prescriptions, these clinics will have key prescription compliance and efficacy data electronically integrated with individual patient records. We believe that by combining laboratory results with pharmacy data through LabTracker, we offer clinics a better HIV/AIDS patient management tool than is currently available elsewhere. We have dedicated sales personnel who are working with clinics and physician customers who use LabTracker to install the pharmacy interface and migrate their patients to our pharmacies.

Our Corporate Headquarters and Websites

Our principal executive offices are located at 1660 Walt Whitman Road, Suite 105, Melville, New York 11747, and our telephone number at that address is (631) 547-6520. We also maintain two websites, which are located at www.allionhealthcare.com and www.momspharmacy.com. We are providing the addresses of these internet websites in this prospectus solely for informational purposes. We do not intend the internet addresses to be active links, and the contents of the websites are not part of this prospectus.

Recent Development

On December 9, 2005, we acquired certain assets of Priority Pharmacy, Inc., a pharmacy that prior to our acquisition, served its customer base out of its San Diego, California facility. We expect to provide our specialty pharmacy and disease management services to these customers primarily out of our Torrance, California and Van Nuys, California facilities. Under the terms of the Asset Purchase Agreement, we acquired Priority’s patient list and inventory for the following consideration:

•	$6,500,000 of cash paid at closing;

•	$1,100,000 payable over the subsequent three months, contingent on the sellers fulfilling certain obligations under the Asset Purchase Agreement; and

•	$379,192 cash paid for inventory.

THE OFFERING

Common stock we are offering	1,500,000 shares

Common stock offered by the selling stockholders	2,636,454 shares

Over-allotment option	We have granted the underwriters a 30-day option to purchase up to an aggregate of 620,468 additional shares of common stock.

Common stock to be outstanding after the offering	15,032,046 shares

Use of proceeds

We intend to use the net proceeds from the sale by us of                  shares of common stock for working capital and other general corporate purposes, including potential future acquisitions. We will receive proceeds from the exercise of options and warrants by selling stockholders in connection with this offering. See our discussion under the heading “Use of Proceeds” at page 21. We will not receive any proceeds from the sale of common stock by our selling stockholders.

Nasdaq National Market symbol	“ALLI”

Risk Factors

Investing in our common stock entails a high degree of risk. For more information on these risks, you should read the information set forth on page 8 under the heading “Risk Factors” and other information included in this prospectus.

The number of shares of our common stock that will be outstanding after this offering is based on 12,957,546 shares of common stock outstanding as of January 20, 2006. The outstanding shares number does not include the following:

•	1,441,919 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.15 per share;

•	1,150,737 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.60 per share; and

•	994,831 shares of common stock reserved for issuance under our 1998 Stock Option Plan and 2002 Stock Incentive Plan.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following summary financial data should be read together with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical consolidated financial statements and the related notes of Allion Healthcare, Inc., North American Home Health Supply, Inc., Specialty Pharmacies, Inc., Medicine Made Easy, and Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy, all of which are included elsewhere in this prospectus.

The summary historical consolidated financial data set forth below are derived from our consolidated financial statements, included elsewhere in this prospectus. The pro forma adjusted consolidated statement of continuing operations data for 2004 assumes that the acquisitions of North American Home Health Supply, Inc., or NAHH, Specialty Pharmacies, Inc., or Specialty, and Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy, or PMW, had occurred on January 1, 2004. The pro forma adjusted consolidated statement of continuing operations data for the nine months ended September 30, 2005 assumes that the acquisition of Specialty and PMW had occurred on January 1, 2004. The summary unaudited pro forma adjusted consolidated balance sheet data is presented as of September 30, 2005 and gives effect to completion of this offering and the application of the net proceeds therefrom. The summary unaudited pro forma financial data is derived from the unaudited pro forma financial statements included elsewhere in this prospectus. We provide you with summary unaudited pro forma financial data for illustrative purposes only and not to represent what our results of operations or financial position actually would have been if the transactions described above had occurred as of January 1, 2004 or September 30, 2005 (which we assume solely to present pro forma results) or what our results of operations or financial position will be for future periods.

	Years Ended December 31,			Pro Forma Consolidated (1)	Nine Months Ended September 30,		Pro Forma Consolidated September 30, 2005 (1)

	2002	2003	2004	2004	2004	2005
		(in thousands except per share)
Consolidated Statement of Continuing Operations Data: (2)
Net sales	$21,441	$42,502	$60,080	$125,584	$43,719	$85,261	$104,514
Cost of sales	18,062	37,036	53,162	106,654	38,667	71,672	87,987

Gross profit	3,379	5,466	6,918	18,930	5,052	13,589	16,527
Operating expenses	3,568	7,899	9,163	17,868	6,824	12,596	13,625

Operating income (loss)	(189)	(2,433)	(2,245)	1,062	(1,771)	993	2,902
Other income (expense)
Interest income (expense)	(69)	(244)	(233)	(860)	(201)	(359)	(450)
Other income (expense)	(479)	—	4	(21)	—	317	317

Income (loss) before taxes and discontinued operations	(737)	(2,677)	(2,474)	181	(1,972)	950	2,769
Provision for taxes	35	20	76	76	—	—	—

Income (loss) from continuing operations	(772)	(2,697)	(2,550)	105	(1,972)	950	2,769
Deemed dividend on preferred stock	—	—	—	—	—	(1,338)	(1,338)

Income (loss) from continued operations available to common stockholders	$(772)	$(2,697)	$(2,550)	$105	$(1,972)	(388)	1,431

Basic continuing income (loss) per common share	$(0.25)	$(0.87)	$(0.82)	$0.03	$(0.64)	$(0.06)	$0.22
Diluted continuing income (loss) per common share	$(0.25)	$(0.87)	$(0.82)	$0.01	$(0.64)	$(0.06)	$0.13
Weighted average shares used to compute basic net income (loss) per common share (3)	3,100	3,100	3,100	3,100	3,100	6,637	6,637
Weighted average shares used to compute diluted net income (loss) per common share (3)	3,100	3,100	3,100	7,678	3,100	6,637	11,083

	As of September 30, 2005
	Actual	Pro Forma Adjusted
	(in thousands)
Consolidated Balance Sheet Data (4):
Cash and cash equivalents	$5,983	$5,983
Investments in short term securities	$28,812	$46,308
Total assets	$83,061	$100,557
Notes payable - subordinated	$1,349	$1,349
Total liabilities	$16,321	$16,321
Total stockholders’ equity	$66,739	$84,235

(1)	Detailed unaudited pro forma financial data is included under the heading “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 24.

(2)	In March 2005, we decided to cease operations at our Austin, Texas distribution center. A significant portion of the operations of the Austin, Texas distribution center were dedicated to serving organ transplant and oncology patients, which was not consistent with our strategy of focusing on the HIV/AIDS market. Operating results for the Texas operation have been reported as discontinued operations in the Condensed Consolidated Statements of Operations for all periods presented.

(3)	See Note 2 to our “Notes to Consolidated Financial Statements” on page F-19 for a description of the method used to compute basic and diluted net loss per common share and number of shares used in computing basic and diluted net loss per common share.

(4)	The pro forma adjusted balance sheet data above reflects the sale of 1,500,000 shares in this offering by us, after deducting estimated underwriting discounts and commissions of approximately $1,031,000, and estimated offering expenses of approximately $2,000,000. The pro forma adjusted information assumes a per share value of $11.81 after underwriting discounts but before expenses. It also includes the exercise of 225,000 warrants and 349,500 stock options.

Other Data

The prescription and patient month data has been presented below to provide additional data about our operations. A prescription typically represents a 30-day supply of medication for a patient. “Patient months” represents the number of patients who filled a prescription with us during the applicable period, multiplied by the number of different months in which each such patient filled a prescription during the period. If a patient filled prescriptions with us more than once in a month, we count that as a single “patient month” for that patient. Accordingly, if we filled prescriptions for 5,000 patients in a period, and if each of those patients filled prescriptions with us in nine different months, we would have 45,000 patient months in such nine-month period.

	Prescriptions Filled
	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Distribution Region:
California (1)	—	60,262	93,566	68,787	239,601
New York	97,070	121,845	146,055	106,397	121,054
Florida (2)	114	6,439	10,931	7,558	9,847
Seattle (1)	—	—	—	—	11,549

Total	97,184	188,546	250,552	182,742	382,051

	Patient Months
	Year Ending December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
Distribution Region:
California (1)	—	8,894	13,634	10,086	52,825
New York (3)	14,707	18,512	21,536	15,834	17,141
Florida (2)	16	689	1,247	869	1,164
Seattle (1)	—	—	—	—	1,986

Total	14,723	28,095	36,417	26,789	73,116

(1)	Our historical operations in California commenced in May 2003 when we acquired Medicine Made Easy and began operations in Torrance, California. The 2003 information for California presented above reflects prescriptions filled from May through December 2003. California and Seattle operations for the nine months ended September 30, 2005 included seven months of contribution from Specialty Pharmacies, Inc. and two months of contribution from Frontier Pharmacies, Inc. (d/b/a PMW). All information about Austin, Texas has been excluded because of the termination of operations in that distribution center.

(2)	We began operations in Florida in December 2002.

(3)	Growth of patient months in New York for the nine months ended September 30, 2005 was partially offset by the termination of services for 78 transplant patients as of July 2005.

RISK FACTORS

If you purchase our common stock, you will be taking on a high degree of financial risk. In deciding whether to invest in our common stock, you should carefully consider the following discussion of risks, together with the other information contained in this prospectus. The occurrence of any of the following risks could materially harm our business and financial condition and our ability to raise additional capital in the future. In that event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Company

If demand for our products and services is reduced, our business and ability to grow would be harmed.

A reduction in demand for HIV/AIDS medications would significantly harm our business as we would not be able to shift quickly our business to provide medications for other diseases. Reduced demand for our products and services could be caused by a number of circumstances, such as:

•	a cure or vaccine for HIV/AIDS;

•	the emergence of a new strain of HIV that is resistant to available HIV/AIDS medications;

•	shifts to treatment regimens other than those we offer;

•	new methods of delivery of existing HIV/AIDS medications that do not require our specialty pharmacy and disease management services;

•	recalls of HIV/AIDS medications we sell;

•	adverse reactions caused by the HIV/AIDS medications we sell;

•	the expiration or challenge to the drug patents of the HIV/AIDS medications we sell; or

•	competing treatment from a new HIV/AIDS medication or a new use of an existing HIV/AIDS medication.

Changes in reimbursement by third-party payors could harm our business.

The price we receive for our products depends primarily on the reimbursement rates paid by our government and private payors. In 2004, we generated approximately 88% of our net sales from patients who rely on Medicaid and ADAP, for reimbursement. In recent years, these programs have reduced reimbursement to providers. Changes to the programs themselves, the amounts the programs pay, or coverage limitations established by the programs for the medications we sell, may reduce our earnings. For example, these programs could revise their pricing methodology for the medications we sell, decide not to cover certain medications or cover only a certain number of units prescribed within a specified time period. We are likely to experience some form of revised drug pricing as ADAP and Medicaid expenditures for HIV/AIDS medications have garnered significant attention from government agencies during the past few years. Any reduction in amounts reimbursable by government programs for our services or changes in regulations governing such reimbursements could harm our business, financial condition and results of operations. In addition, if we are disqualified from participating in the state Medicaid programs of New York, New Jersey, California, Florida or Washington, our net sales and our ability to maintain profitability would be dramatically reduced.

We are also dependent on reimbursement from private payors. Many payors seek to limit the number of providers that supply drugs to their enrollees. From time to time, private payors with which we have relationships require that we and our competitors bid to keep their business, and there can be no assurance that we will be retained or that our margins will not be adversely affected when that rebidding occurs.

Our revenues could be adversely affected if our patients who are “dual-eligible” under the Medicare Modernization Act cease to use our services or if prescription drug plans, or PDPs, reduce reimbursement rates.

Part D of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, or the MMA, presents a number of potential risks and uncertainties to our business and financial operations that we are continuing to assess and for which we may not have better information until the end of the first quarter of 2006, after Part D takes effect. These risks include:

•	Not being able to determine the exact number of patients we serve who currently receive Medicaid coverage and are also eligible for Medicare, or are “dual eligible;”

•	Reimbursement rates with PDPs may be less than the rates we currently receive for our services;

•	Having no assurance that all of our patients who are dual eligible will enroll in or be assigned automatically to PDPs with which we have a contract, or will choose our services over another pharmacy which has a contract with the PDP in which the patient is enrolled;

•	Regulations that strictly limit our ability to market to our current and new patients, which may limit our ability to maintain and grow our current patient base;

•	Disruption to our payments and services from the implementation of Part D;

•	The possibility that Part D may not cover all the medications or services needed for persons with HIV/AIDS, including those we have provided historically to our patients; and

•	Increased administrative expenses in implementing Part D and transitioning our dual eligible patients to PDPs with which we have a reimbursement agreement.

We have a history of losses and may not be able to sustain profitability.

We achieved profitability for the first time in the first quarter of 2005 but we may not be able to maintain profitability on a regular basis. If we fail to maintain profitability, your investment in our stock could result in a significant or total loss. Our predecessor company, The Care Group, Inc., filed for protection under Chapter 11 of the Bankruptcy Code in September 1998. We emerged from bankruptcy in February 1999 and, since that time experienced operating losses prior to the first quarter of 2005.

If we do not continue to qualify for preferred reimbursement programs in California and New York, our net sales could decline.

We have qualified for additional reimbursement rates under a California pilot program for HIV/AIDS pharmacies that is effective until January 1, 2008 and have qualified as a specialty HIV pharmacy in New York and are eligible to receive preferred reimbursement rates for HIV/AIDS medications that we sell in New York until March 31, 2006.

As of September 1, 2004, reimbursement rates for pharmacy services provided under Medi-Cal, the Medicaid reimbursement program administered in California, were reduced as part of the passage of the State of California budget. On September 28, 2004, California approved an HIV/AIDS Pharmacy Pilot Program bill that funds an additional $9.50 fee per prescription for qualified and participating HIV pharmacies through January 1, 2008, unless extended.

In New York, reimbursement rates for pharmacy services provided under Medicaid were reduced in September 2004. Through March 31, 2006, we will continue to be reimbursed at the higher rate that was in place before the 2004 reimbursement reduction.

There can be no assurance that the California or New York legislatures will not change these programs in a manner adverse to us or will not terminate early or elect not to renew these programs. If either of these programs are not renewed or are terminated early, our net sales and profit could be adversely affected. Additionally, if either California or New York permits additional companies to take advantage of these additional reimbursement programs, our competitive advantage in these states could be adversely impacted.

If we are not able to market our services effectively to HIV/AIDS clinics, their affiliated healthcare providers and PDPs, we may not be able to grow our patient base as rapidly as we have anticipated.

Our success depends, in part, on our ability to develop and maintain relationships with HIV/AIDS clinics and their affiliated healthcare providers because each is an important patient referral source for our business. In addition, we will also have to maintain and continue to establish relationships with PDPs, so we can continue to fill prescriptions for our dual eligible customers who, beginning January 1, 2006, will now receive prescription drug coverage under Medicare Part D. If we are unable to market effectively our services to these clinics, healthcare providers and PDPs, or if our existing relationships with clinics and providers are terminated, our ability to grow our patient base will be harmed which could dramatically reduce our net sales and our ability to maintain profitability.

If we fail to manage our growth effectively, our business could be harmed.

If we are unable to manage our growth effectively, we could incur losses. How we manage our growth will depend, among other things, on our ability to adapt our operational, financial and management controls, reporting systems and procedures to the demands of a larger business. In addition, we may not be able to successfully hire, train and manage additional sales, marketing, customer support and pharmacists quickly enough to support our growth. To provide this support, we may need to open additional offices, which will result in additional burdens on our systems and resources and require additional capital expenditures.

If our credit terms with AmerisourceBergen become unfavorable or our relationship with AmerisourceBergen is terminated our business could be adversely affected.

In September 2003, we entered into a five-year prime vendor agreement with AmerisourceBergen under which we currently purchase almost 100% of our prescription medications. Pursuant to the agreement, we are obligated to purchase at least 95% of the medications we sell from AmerisourceBergen. We also depend on the existing credit terms from AmerisourceBergen to meet our working capital needs between the time we purchase medications from AmerisourceBergen and when we receive reimbursement or payment from third party payors. In the past, our ability to grow has been limited in part by our inability to negotiate favorable credit terms from our suppliers. We may become limited in our ability to continue to increase the volume of medications we need to fill prescriptions if we are unable to maintain adequate credit terms from AmerisourceBergen or, alternatively, if we are unable to obtain financing from third-party lenders to support the amount of prescription medications we need to purchase in the future.

There are only a few alternative wholesale distributors from whom we can purchase the medications we offer to HIV/AIDS patients. In the event that our prime vendor agreement with AmerisourceBergen terminates or is not renewed, we might not be able to enter into a new agreement with another wholesale distributor on a timely basis or on terms favorable to us. Our inability to enter into a new supply agreement may cause a shortage of the supply of medications we keep in stock or we may be required to accept pricing and credit terms from a vendor that are less favorable to us than those we have with AmerisourceBergen.

If we do not meet our minimum purchase requirements under our prime vendor agreement with AmerisourceBergen, we will be required to make an additional payment based on the unpurchased volume.

Our prime vendor agreement with AmerisourceBergen requires us to make minimum purchases during the five-year term of the agreement that will be no less than $400 million. If we do not meet the minimum purchase commitments as set forth in the agreement at the end of the term, we will be required to pay an amount equal to 0.20% of the unpurchased volume. We also would be required to pay this amount in the event we terminate our prime vendor agreement with AmerisourceBergen without cause or in the event we default under the agreement. If we were required to make this payment, we would incur a possibly significant expense without any corresponding net sales.

We will incur increased costs as a result of being a public company and, as a result, our financial results could be adversely affected.

As a public company, we are required to devote additional internal and external resources to various governance and compliance matters to comply with the laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission, or SEC, regulations and The Nasdaq National Market rules. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and in addition we expect to have increased general and administrative expenses. Because we have a relatively small corporate staff, we will rely heavily on outside professional advisers to assist us with these efforts. As a result, we expect to incur additional operating expenses in the future. These costs will include consulting and increased accounting-related fees associated with evaluating, testing and preparing the attestation report on our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002. The way in which these laws, regulations and standards are applied and implemented may change over time, which could result in even higher costs to address and implement revisions to compliance and governance practices. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and we could be exposed to potential liability.

In addition, the corporate governance rules and regulations for public companies may make obtaining director and officer liability insurance more expensive, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, attracting and retaining qualified individuals to serve on our board of directors or as executive officers may be more difficult.

We will be exposed to risks relating to evaluations of controls required by Section 404 of the Sarbanes-Oxley Act of 2002.

Because the aggregate market value of our voting and non-voting common equity held by non-affiliates is greater than $75 million, we will be an “accelerated filer” as of December 31, 2005. Therefore we and our auditors must evaluate and include a management report and auditor attestation of our internal controls over financial reporting in our annual report on Form 10-K for the year ended December 31, 2005. We are in the process of evaluating our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls. If we are unable to conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to conclude that our internal controls over financial reporting are effective, as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock. This result may also subject us to adverse regulatory consequences. In addition, if we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner or otherwise comply with the standards applicable to us as a public company. Any failure by us to timely provide the required financial information could materially and adversely impact our business, our financial condition, and the market value of our securities.

Our success in identifying and integrating acquisitions may impact our business.

As part of our strategy, we continually evaluate acquisition opportunities. There can be no assurance that we will complete any future acquisitions or that such transactions, if completed, will be integrated successfully or will contribute favorably to our operations and financial condition. The integration of acquisitions includes ensuring that our disclosure controls and procedures and our internal control over financial reporting effectively apply to and address the operations of newly acquired businesses. We may be required to change our disclosure controls and procedures or our internal control over financial reporting to accommodate newly acquired operations, and we may also be required to remediate historic weaknesses or deficiencies at acquired businesses. For example, the auditors of Specialty identified certain material weaknesses in Specialty’s internal controls in connection with its audit of the 2004 financial statement of Specialty. The auditors stated that Specialty needed to implement an improved accounting system and implement better controls to segregate duties regarding the cash disbursements and cash receipts functions of Specialty. Based on this letter and our own evaluation of Specialty’s internal controls, we have taken a number of remedial steps, including increasing the number of persons (and making changes in the persons) who are primarily responsible for performing the accounting and financial duties at Specialty. Our review and evaluation of disclosure controls and procedures and internal controls of the companies we acquire may take time and require additional expense, and if they are not effective on a timely basis could adversely affect our business and the market’s perception of our company. In addition, acquisitions may expose us to unknown or contingent liabilities of the acquired businesses, including liabilities for failure to comply with healthcare or reimbursement laws. While we try to negotiate indemnification provisions that we consider to be appropriate for the transactions, there can be no assurance that liabilities relating to the prior operations of acquired companies will not have a material adverse effect on our business, financial condition and results of operations. Furthermore, future acquisitions may result in dilutive issuances of equity securities, incurrence of additional debt, and amortization of expenses related to intangible assets, any of which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to integrate successfully the LabTracker software into our business or LabTracker subscribers may choose not to use our services.

There is no guarantee that we will be able to interface the LabTracker software successfully with our and Oris Medical’s existing systems. There is also no guarantee that the physicians or clinics currently using the LabTracker software will use our services, and we cannot be certain that we will be able to attract new customers by marketing this software. Pursuant to the terms of the license agreement between Oris Medical and Ground Zero, we gained an exclusive right in the U.S. to develop and offer a pharmacy interface to users of LabTracker, a leading patient monitoring software for physicians and clinics that treat HIV/AIDS patients. If the license is invalid or otherwise does not grant sufficient rights to continue to use the derivative works created by Oris from the underlying LabTracker software, our business could be materially adversely affected.

As a result of our acquisition of Oris Medical, we are required to make royalty payments based on the number of our patients submitting their prescriptions through LabTracker. If we fail to meet such payment obligations, the license to interface with the LabTracker software for HIV/AIDS may become nonexclusive, or terminable by the licensor, and such a change could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We rely on third-party delivery services to deliver our products to the patients we serve. Price increases or service interruptions in our delivery services could adversely affect our results of operations and our ability to make deliveries on a timely basis.

Delivery is essential to our operations and represents a significant expense in the operation of our business that we cannot pass on to our customers. As a result, any significant increase in delivery rates, for example, as a result of an increase in the price of gasoline could have an adverse effect on our results of operations. Similarly, strikes or other service interruptions in these delivery services would adversely affect our ability to deliver our products on a timely basis. In addition, some of the medications we ship require special handling, including refrigeration to maintain temperatures within certain ranges. The spoilage of one or more shipments of our products could adversely affect our business or potentially result in damage claims being made against us.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. In particular, the loss of the services of our named executive officers—Michael P. Moran, our Chairman, Chief Executive Officer and President, James G. Spencer, our Chief Financial Officer, Secretary and Treasurer, MikeLynn Salthouse, our Executive Vice President, Oris Sales, or Robert Fleckenstein, our Vice President, Pharmacy Operations—could disrupt our operations. We do not have employment contracts with any of our named executives and none of Messrs. Moran, Spencer and Fleckenstein are restricted from competing with us if they cease working for us. Additionally, as a practical matter, any employment agreement we may enter into will not assure the retention of such employee. In addition, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees. Further, as we grow we must be able to attract and retain other qualified technical operating and professional staff, such as pharmacists. If we cannot attract and retain, on acceptable terms, the qualified employees necessary for the continued development of our business, we may not be able to sustain our business or grow.

A prolonged malfunction of our MOMSPak automated packaging system could hurt our relationships with the patients we serve and our ability to grow.

We rely on our MOMSPak packaging system to create the MOMSPak for dispensing patient medication. We expect that prescriptions packaged in a MOMSPak will increase substantially in the future as more of the patients we serve switch to the MOMSPak from traditional packaging system pill boxes and as the number of patients and prescriptions we fill increases. We currently lease MOMSPak machines. If these machines fail to function properly for a prolonged period, we may have to fill prescriptions by hand using pill boxes or by otherwise sorting the various drug combinations into individual doses. Delays or failure to package medications by our MOMSPak packaging system could result in our loss of a substantial portion of our patients who receive their prescriptions in MOMSPaks.

Our financial results may suffer if we have to write-off intangible assets or goodwill.

As a result of our acquisitions, a significant portion of our total assets consist of intangible assets (including goodwill). Intangible assets, net of amortization, and goodwill together accounted for approximately 39% and 31% of the total assets on our balance sheet as of September 30, 2005 and December 31, 2004, respectively. Under current accounting standards we are able to amortize intangible assets over a period of five to fifteen years and do not amortize goodwill. We may not realize the full fair value of our intangible assets and goodwill. We expect to engage in additional acquisitions that may result in our recognition of additional intangible assets and goodwill. We evaluate on a regular basis whether all or a portion of our goodwill and those intangible assets may be impaired. Under current accounting rules, any determination that impairment has occurred would require us to write-off the impaired portion of goodwill and such intangible assets, resulting in a charge to our earnings. Such a write off could have a material adverse effect on our financial condition and results of operations.

We do not have patent or trademark protection for our MOMSPak or our automated prescription packaging system, or for our trade name, MOMS Pharmacy.

We believe that several components of our ability to compete effectively include our MOMSPak package, created by our MOMSPak automated prescription packaging system, and our trade name, MOMS Pharmacy. We developed our MOMSPak packaging system with software and other technology that we licensed from third- parties. We have not attempted to obtain patent protection for our MOMSPak packaging system, and we do not intend to do so in the future. As a consequence, our competitors may develop technology that is substantially equivalent to our MOMSPak system, and we could not prevent them from doing so. If our competitors or other third parties were able to recreate the MOMSPak, one of our competitive advantages in serving HIV/AIDS patients could be lost. In addition, we do not have trademark protections for either our automated packaging system, our MOMSPak package or our MOMS Pharmacy name, and there is no guarantee that if we were to decide to seek protection, we would be able to obtain it.

Unauthorized parties may attempt to use our name or copy or otherwise obtain and use our customized packaging solution or technology. We do not have any confidentiality agreements with any of our collaborative partners, employees or consultants that would prevent them from disclosing our trade secrets. There can be no assurance that we will have adequate remedies for any misuse or misappropriation of our trade secrets. If we are not adequately protected, other companies with sufficient resources and expertise could quickly develop competing products which could materially harm our business, financial condition or results of operations.

A disruption in our telephone system or our computer system could harm our business.

We receive and take prescription orders over the telephone, by facsimile or through our electronic prescription writer. We also rely extensively upon our computer system to confirm payor information, patient eligibility and authorizations; to check on medication interactions and patient medication history; to facilitate filling and labeling prescriptions for delivery and billing; and, to help with the collection of payments. Our success depends, in part, upon our ability to promptly fill and deliver complex prescription orders as well as on our ability to provide reimbursement management services for our patients and their healthcare providers. Any continuing disruption in our telephone, facsimile or computer systems could adversely affect our ability to receive and process prescription orders, make deliveries on a timely basis and receive reimbursement from our payors. This could adversely affect our relations with the patients and healthcare providers we serve and potentially result in a partial reduction in orders from, or a complete loss of, these patients.

We may not be able to obtain insurance that is sufficient to protect our business from liability.

Our business exposes us to risks inherent in the provision of drugs and related services. Claims, lawsuits or complaints relating to our products and services may be asserted against us in the future. Although we currently maintain professional and general liability insurance, there can be no assurance that the scope of coverage or limits of such insurance will be adequate to protect us against future claims. In addition, there can be no assurance that we will be able to maintain adequate liability insurance in the future on acceptable terms or with adequate coverage against potential liabilities.

Risks Related To The Specialty Pharmacy Industry

There is substantial competition in our industry, and we may not be able to compete successfully.

The specialty pharmacy industry is highly competitive and is continuing to become more competitive. All of the medications, supplies and services that we provide are also available from our competitors. Our current and potential competitors may include:

•	other specialty pharmacy distributors;

•	specialty pharmacy divisions of wholesale drug distributors;

•	pharmacy benefit management companies;

•	hospital-based pharmacies;

•	other retail pharmacies;

•	manufacturers that sell their products both to distributors and directly to clinics and physicians’ offices; and

•	hospital-based care centers and other alternate site healthcare providers.

Many of our competitors have substantially greater resources and marketing staffs and more established operations and infrastructure than we have. A significant factor in effective competition will be our ability to maintain and expand relationships with patients, healthcare providers and government and private payors.

If we are found to be in violation of Medicaid and Medicare reimbursement regulations, we could become subject to retroactive adjustments and recoupments.

As a Medicaid and Medicare provider, we are subject to retroactive adjustments due to prior-year audits, reviews and investigations, government fraud and abuse initiatives, and other similar actions. Federal regulations also provide for withholding payments to recoup amounts payable under the programs. While we believe we are in material compliance with applicable Medicaid and Medicare reimbursement regulations, there can be no assurance that we, pursuant to such audits, reviews, investigations, or other proceedings, will be found to be in compliance in all respects with such reimbursement regulations. A determination that we are in violation of any such reimbursement regulations could result in retroactive adjustments and recoupments of payments and have a material adverse effect on us. As a Medicaid and Medicare provider, we are also subject to routine, unscheduled audits that can have a material adverse impact on our results of operations should an audit result in a negative finding. There can be no assurance at this time as to the impact on us of future Medicaid and Medicare audits.

Our industry is subject to extensive government regulation, and noncompliance by us or our suppliers could harm our business.

The repackaging, marketing, sale and purchase of medications are extensively regulated by federal and state governments. If we fail or are accused of failing to comply with laws and regulations, our business, financial condition and results of operations could be harmed. Many of the HIV/AIDS medications that we sell receive greater attention from law enforcement officials than those medications that are most often dispensed by traditional pharmacies due to the high cost of HIV/AIDS medications and the potential for illegal use. In addition, we recognize that the Federal government has an interest in examining relationships between providers or between providers and other third parties relating to health technology services, including those that facilitate the electronic submission of prescriptions. For example, it is possible that our relationship with LabTracker/Oris Medical might invite inquiry from the Federal government. Part of the earn-out payment under our purchase agreement to acquire Oris Medical Systems, Inc. is based upon the number of patients who submit their prescriptions to our pharmacies through the LabTracker software system. These payments are made directly to the shareholders of Oris Medical and to Ground Zero Software, Inc., the owner of LabTracker. The purchase agreement expressly prohibits the shareholders of Oris Medical and Ground Zero from marketing the Oris software system. In addition, we will charge each provider who licenses the Oris System a fair market value license fee. While we believe our relationships with the shareholders of Oris Medical and Ground Zero and with the users of Oris comply with the anti-kickback laws, if we are found to violate any of these laws, we could suffer penalties, fines, or possible exclusion from participation in federal and state healthcare programs, which would reduce our sales and profits.

Our business could also be harmed if the entities with which we contract or have business relationships, such as pharmaceutical manufacturers, distributors, physicians or HIV/AIDS clinics, are accused of violating laws or regulations. The applicable regulatory framework is complex and evolving, and the laws are very broad in scope. There are significant uncertainties involving the application of many of these legal requirements to our business. Many of the laws remain open to interpretation and have not been addressed by substantive court decisions that clarify their meaning. We are unable to predict what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the healthcare industry in general, or what effect any such legislation or regulation might have on us. Further, we cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could increase our cost of compliance with such laws or reduce our ability to become profitable. If we are found to have violated any of these laws, we could be required to pay fines and penalties, which could materially adversely affect our profitability, and our ability to conduct our business as currently structured. Federal and state investigations and enforcement actions continue to focus on the healthcare industry, scrutinizing a wide range of items such as referral and billing practices, product discount arrangements, dissemination of confidential patient information, clinical drug research trials, pharmaceutical marketing programs, and gifts for patients. It is difficult to predict how any of the laws implicated in these investigations and enforcement actions may be interpreted to apply to our business. To our knowledge, we are not currently the subject of any investigation. Any future investigation may cause publicity that would cause potential patients to avoid us, reducing potential net sales and profits and cause our stock price to decline.

See our discussion under the heading “Business—Government Regulation” beginning at page 48 for a description of the healthcare laws and regulations that apply to our business.

Recent changes in how Medicaid and other government payors calculate the amount we are paid for medications we sell could reduce our pricing and margins.

Historically, many government payors, including ADAP and Medicaid programs, which account for most of our net sales, paid us directly or indirectly for the medications we handle at average wholesale price, or AWP, or at a percentage of AWP. Private payors with whom we may contract also reimburse for medications at AWP or at a percentage of AWP. As a result of certain lawsuits and governmental investigations, one of the independent price reporting services began reporting revised AWPs for approximately 400 national drug codes. Federal and state governmental attention continues to focus on the validity of using AWP as the basis for Medicaid medication payments, including payments for HIV/AIDS medications, and most state Medicaid programs pay substantially less than AWP for drugs.

The Department of Health and Human Services Office of Inspector General, or OIG, has stated that the Medicaid program could save a substantial amount of money by basing prescription drug reimbursements on statutorily defined average sales prices or average manufacturer prices, rather than average wholesale prices. Legislation has been proposed in the U.S. Congress to reform the payment methodology for reimbursement by Medicaid for prescription drugs. Although we cannot predict the likelihood that such legislation will be enacted into law, its effect would likely reduce the reimbursement rates for medications that we dispense.

As of January 1, 2004, Medicare adopted new pricing that reduced reimbursement for many drugs covered under Medicare Part B. In 2005, the agency that administers the Medicare and Medicaid Programs, the Centers for Medicare & Medicaid Services, or CMS, changed reimbursement so that it will be based on average sales price, or ASP rather than AWP. In 2006, reimbursement may be based on ASP or administered under a competitive acquisition program. This change in pricing may result in reduced reimbursement for medications we dispense.

Our sales and profitability are affected by the efforts of healthcare payors to contain or reduce the cost of healthcare by lowering reimbursement rates, limiting the scope of covered services, and negotiating reduced or capitated pricing arrangements. Any changes which lower reimbursement levels under Medicaid, Medicare or private payors could also reduce our future revenue. Furthermore, other changes in these reimbursement programs or in related regulations could reduce our future revenue. These changes may include modifications in the timing or processing of payments and other changes intended to limit or decrease the growth of Medicaid, Medicare or third party expenditures. In addition, the failure, even if inadvertent, by us and/or our patients to comply with applicable reimbursement regulations could adversely affect our reimbursement under these programs and our ability to continue to participate in these programs. In addition, our failure to comply with these regulations could subject us to other penalties.

We are in the process of entering into relationships with PDPs from which we will receive reimbursement for our patients who are dual eligible and enrolled with such PDPs. Until we have negotiated agreements with PDPs, we will not know the full extent of any change in the reimbursement rates we receive. Part D became effective on January 1, 2006, and until the end of the first quarter of 2006, we may not know the number of patients we serve currently who do not enroll in a PDP with which we have a contract, or who are assigned automatically to a PDP with which we have a contract, or who choose another pharmacy with which the PDP has a contract. If we fail to comply with the terms and conditions of our agreements with the PDPs, our contracts with such PDPs may be terminated.

Our business could be affected by reforms in the healthcare industry.

Healthcare reform measures have been considered by Congress and other federal and state bodies during recent years. The intent of the proposals generally has been to reduce healthcare costs and the growth of total healthcare expenditures, and to eliminate fraud, waste and financial abuse. Comprehensive healthcare reform may be considered and efforts to enact reform bills are likely to continue. These changes are occurring on a fast-paced basis and it is impossible to predict the extent or substance of those changes. For example, Florida recently approved a sweeping change to its Medicaid program that shifts from the traditional Medicaid “defined benefit”

plan to a “defined contribution” plan, under which the state sets a limit on spending for each recipient. Under the new program, Medicaid enrollees will enroll in, or be automatically enrolled in, private health plans, which will have the authority to manage the Medicaid health care benefit. Other states are considering implementing such a change to the administration of their Medicaid programs. We are unable to predict the likelihood of any healthcare reform legislation or similar legislation being enacted into law or the effects that any such legislation would have on our business.

Risks Related To This Offering

Our stock price may be volatile.

The experiences of other small, newly public companies indicate that the market price for our common stock could be highly volatile. Many factors could cause the market price of our common stock to fluctuate substantially, including:

•	future announcements concerning us, our competitors, the drug manufacturers with whom we have relationships or the healthcare market;

•	changes in government regulations applicable to our business;

•	litigation or administrative proceedings against us;

•	the departure of key employees;

•	overall volatility of the stock market and general economic conditions;

•	changes in our earnings estimates or recommendations by analysts; and

•	changes in our operating results from quarter to quarter including as a result of pricing changes in reimbursement terms.

Additionally, following periods of volatility in the market price of a company’s securities, securities class action lawsuits have often been instituted against the company. This type of litigation could result in substantial costs and a diversion of our management’s attention and resources and could limit our ability to grow our business and become profitable.

You will experience immediate and substantial dilution in the tangible book value of your shares of common stock.

The price you will pay in this offering is substantially higher than the book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution. Purchasers will experience additional dilution upon the exercise of outstanding options and warrants and, in the event we issue additional common stock in connection with future acquisitions or other financing needs.

We may need additional funds that, if available, would result in an increase in our interest expense and could result in dilution of your stockholdings.

To implement our business plan and growth strategy, we may need additional funds. We may need additional financing to support our rapid growth or to respond to competitive pressures or unanticipated events. From time to time, we may incur additional short and long-term indebtedness and may also issue equity or debt securities, in public or private transactions, the terms of which will depend on market and other conditions. There can be no assurance that additional financing will be available to us on acceptable terms, if at all. We may not be able to fully implement our business plan or pursue our growth strategy if we fail to obtain necessary additional funding. Debt financing, if available, would increase our interest expense and could result in additional restrictions on our spending or ability to pay dividends. Additional equity financing could cause dilution to existing stockholders.

Future sales of our common stock, including the shares purchased in this offering, may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market by our stockholders after this offering, sales of our common stock by our management or the perception that such sales are likely to occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon completion of this offering, we will have outstanding 15,032,046 shares of common stock, assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 4,136,454 shares of common stock sold in this offering, and the 4,600,000 shares of common stock issued in our initial public offering will be freely tradable, without restriction, in the public market, unless the shares are held by our affiliates.

We, our executive officers and directors, and the selling stockholders have agreed to a 90-day lockup period meaning that, subject to specified exceptions, neither we nor they will sell any shares without the prior consent of our underwriters for 90 days after the date of this prospectus, except for Michael P. Moran, our Chairman, Chief Executive Officer and President, who has agreed to a 180-day lockup period. The following number of shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144 as follows:

•	882,692 shares of our common stock following the expiration of the 90-day lockup period;

•	661,334 shares of our common stock upon the exercise of options following the expiration of the 90-day lockup period; and

•	455,000 shares of our common stock upon the exercise of options following the expiration of the 180-day lockup period.

The shares of our common stock held by existing stockholders upon completion of this offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from registration. Other than the shares held by our officers and directors that are subject to lock-up agreements with the underwriters, the remaining restricted shares may be sold immediately (or have already been sold) pursuant to Rule 144 and Rule 144(k), other than approximately 170,000 restricted shares that may be subject to resale limitations under Rule 144.

For more information about the shares of common stock that may be sold into the public market in the future see “Shares Eligible for Future Sale” at page 77.

Upon completion of this offering there will be 1,092,419 shares of our common stock issuable upon exercise of outstanding options. On August 22, 2005, we filed a registration statement on Form S-8 to register all of the common stock issuable upon the exercise of stock options currently outstanding and all of the shares of common stock reserved for issuance pursuant to our 1998 Stock Option Plan and our 2002 Stock Incentive Plan. To the extent that such options under these plans are exercised, the shares will be freely tradeable, subject to restrictions imposed on our affiliates under Rule 144 of the Securities Act of 1933. For more information about our stock option plans, see “Management—1998 Stock Option Plan” on page 65 and “Management—2002 Stock Incentive Plan on page 66.” After the completion of this offering, holders of approximately 2,115,297 shares of our common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. See “Shares Eligible for Future Sale” at page 77.

We may issue shares of our common stock from time to time as consideration for or to finance future acquisitions and investments. In the event any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. In addition, we may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

We will have broad discretion in the application of net proceeds from this offering.

We currently intend to use all of the proceeds from this offering (excluding proceeds received by our selling stockholders) for working capital and other general corporate purposes, including potential acquisitions. Accordingly, our management will have broad discretion as to the application of our net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and growth of our business. For more information regarding our use of the proceeds from this offering, you should read the information under the heading “Use of Proceeds” at page 21.

Applicable laws and our amended and restated certificate of incorporation and third amended and restated bylaws may discourage takeovers and business combinations that our stockholders might consider in their best interests.

Provisions of our amended and restated certificate of incorporation, our third amended and restated by-laws and the laws of Delaware, the state of our incorporation, may discourage, delay or prevent a change in control of us or a change in management that our stockholders may consider favorable. These provisions:

•	limit who may call a special meeting of stockholders;

•	establish advance stockholder notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;

•	provide our board of directors with the ability to designate the terms of and issue new series of preferred stock without stockholder approval; and

•	may make it more difficult for a person to pursue a business combination with us by requiring them in many instances to first obtain approval of our board of directors.

These provisions could discourage proxy contests and make it more difficult for you and other stockholders to remove and elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future, which may reduce your return on an investment in our common stock.

We do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future decision to pay dividends will be made by our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors the board deems relevant. While our ability to pay dividends is currently only limited by covenants in our credit facility with GE HFS Holdings, Inc. f/k/a Heller Healthcare Financial if we are experiencing an event of default under such facility, our ability to pay dividends could be limited by the terms of future indebtedness that we incur.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements, which include statements about potential acquisitions, our anticipated liquidity and future capital needs and resources, our market size, share and demand, reimbursement rates, the effect of regulatory changes including, but not limited to, the MMA, and management’s expectations and objectives regarding future operating results, net sales and earnings are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements.

These forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under the heading “Risk Factors” and elsewhere in this prospectus. In some cases, you can clearly identify forward-looking statements by terminology such as “may,” “could,” “will,” “should,” “expect,” “intends,” “plans,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

DIVIDEND POLICY

We have never paid cash dividends on our capital stock and have no intention of paying any cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors, after taking into account contractual restrictions and such factors as it considers relevant, including our financial condition, the performance of our business, the perceived benefits to our company and our stockholders of reinvesting earnings, anticipated cash needs of our business, the tax consequences of retained earnings and the tax consequences to our company and our stockholders of making dividend payments. Although our ability to pay dividends is not currently restricted under our revolving credit facility with GE HFS Holdings, Inc. f/k/a Heller Healthcare Financial unless we are experiencing an event of default, our ability to pay dividends could be limited by the terms of future indebtedness that we incur.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 1,500,000 shares of common stock in this offering will be approximately $15.7 million, after deducting underwriting discounts and commissions and other offering-related expenses.

We will not receive proceeds from the selling stockholders’ sale of 2,636,454 shares of common stock in the offering. We expect to receive proceeds of approximately $1.7 million from the payment of the exercise price of options and warrants to purchase 574,500 shares of our common stock that selling stockholders intend to exercise in connection with this offering.

We currently intend to use the net proceeds for working capital and other general corporate purposes.

We may, if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in products, technologies or companies. Our management may spend the proceeds from this offering in ways that our stockholders may not deem desirable.

Until we use the net proceeds of this offering for the above intended purposes, we intend to invest the funds in short-term, investment grade securities. We cannot predict whether the proceeds invested will return a favorable yield.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed on The Nasdaq National Market since June 22, 2005, under the symbol “ALLI.” The following table sets forth for the periods indicated the high and low sales prices per share for our common stock as reported on The Nasdaq National Market.

	High	Low
2005:
Second quarter (beginning June 22, 2005)	$19.40	$13.65
Third quarter	$20.25	$15.26
Fourth quarter	$18.65	$10.95
2006:
First quarter (through January 20)	$13.32	$10.90

The last reported sale price of our common stock on January 20, 2006 was $12.50 per share. As of January 20, 2006, there were approximately 216 holders of record and an estimated 544 beneficial owners of our common stock.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, and our capitalization as of September 30, 2005:

•	on an actual basis; and

•	on an adjusted basis to give effect to the sale of 1,500,000 shares of common stock by us in this offering at an offering price of $11.81 (after deducting the underwriting discounts and commissions), estimated offering expenses paid by us, and the exercise of warrants and stock options to purchase 574,500 shares of our common stock.

You should read this table in conjunction with the section of this prospects entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Statements,” “Selected Historical Consolidated Financial Data,” and with the consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	Adjusted
Cash and cash equivalents	$5,983,362	$5,983,362
Investments in short term securities	$28,812,000	$46,308,163
Revolving line of credit	1,009	1,009
Notes payable-subordinated	$1,349,149	$1,349,149

Total indebtedness	$1,350,158	$1,350,158
Stockholders’ equity:
Preferred stock, $.001 par value, shares authorized 20,000,000; issued and outstanding 0 at September 30, 2005	0	0
Common stock, $.001 par value; shares authorized 80,000,000; issued and outstanding 12,801,748 at September 30, 2005	12,802	14,877
Additional paid-in capital	77,685,946	95,180,034
Accumulated (deficit)	(10,959,438)	(10,959,438)

Total stockholders’ equity	66,739,310	84,235,473

Total capitalization	$68,089,468	$85,585,631

The actual number of shares of common stock shown as issued and outstanding in the table above does not include amounts as of January 20, 2006:

•	1,441,919 shares of our common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.15 per share;

•	1,150,737 shares of our common stock issuable upon the exercise of outstanding warrants at a weighted average exercise price of $4.60 per share; and

•	994,831 shares of our common stock reserved for future issuance pursuant to our 1998 Stock Option Plan and 2002 Stock Incentive Plan.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements of Allion Healthcare, Inc., North American Home Health Supply, Inc., Specialty Pharmacies, Inc., and Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy and the related notes thereto, which are included elsewhere in this prospectus. The following unaudited pro forma consolidated financial statements have been prepared by our management and are based on (a) the historical financial statements of Allion Healthcare, Inc., North American Home Health Supply, Inc., Specialty Pharmacies, Inc., and Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy, and (b) the assumptions and adjustments described below.

The unaudited pro forma consolidated statements of operations for the year ended December 31, 2004 and nine-month period ended September 30, 2005 give effect to the following transactions as if they had occurred on January 1, 2004:

•	The acquisition of North American Home Health Supply, Inc. for the year ended December 31, 2004 (NAHH was acquired on January 4, 2005);

•	The acquisition of Specialty Pharmacies, Inc. for the year ended December 31, 2004 and the two months in 2005 prior to acquisition date (SPI was acquired as of February 28, 2005); and

•	The acquisition of Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy for the year ended December 31, 2004 and the seven months in 2005 prior to the acquisition date. (PMW was acquired as of August 5, 2005).

We have included all adjustments, consisting of normal recurring adjustments, which in the opinion of management, are necessary for a fair presentation of the data. We based the pro forma adjustments on available information and on assumptions that we believe are reasonable under the circumstances. See “Notes to Unaudited Pro Forma Consolidated Statement of Operations” at page 27 for a discussion of assumptions made. The unaudited pro forma consolidated financial statements do not purport to represent what our results of operations or financial position actually would have been if the transactions set forth above had occurred on the dates indicated or what our results of operations or financial position will be for future periods.

Allion Healthcare, Inc. & Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

Nine Months Ended September 30, 2005

	Allion	Specialty two months ended February 28, 2005	PMW seven months ended August 5, 2005	Pro Forma Adjustments		Pro Forma Consolidated
Net sales	$85,261,440	$4,566,109	$14,686,591	—		$104,514,140
Cost of goods sold	71,671,766	3,569,576	12,746,025	—		87,987,367

Gross profit	13,589,674	996,533	1,940,566	—		16,526,773

Operating expenses:
Selling, general & administrative expenses	12,596,577	390,173	480,473	396,794	(1)	13,625,036
				61,019 (300,000	(2) )(6)

Operating income (loss)	993,097	606,360	1,460,093	(157,813)		2,901,737

Other income (expense):
Interest expense, net	(359,419)			(22,958	)(3)	(449,877)
				(67,500	)(4)
Other income	316,744	—	—			316,744

Total other income (expense)	(42,675)	—	—	(90,458)		(133,133)

Income before taxes & discontinued operations	950,422	606,360	1,460,093	(248,271)		2,768,604
Provision for income taxes (8)	—	—	—	—		—

Income (loss) from continued operations	950,422	606,360	1,460,093	(248,271)		2,768,604
Deemed dividend on preferred stock	1,338,047	—	—	—		1,338,047

Income (loss) from continued operations available to common stockholders	(387,625)	606,360	1,460,093	(248,271)		1,430,557

Basic income (loss) per common share from continuing operations	$(0.06)					$0.22
Diluted income (loss) per common share from continuing operations	$(0.06)					$0.13
Basic weighted average of common shares outstanding	6,636,738					6,636,738
Diluted weighted average of common shares outstanding	6,636,738					11,082,843

See notes to pro forma consolidated statement of operations.

Allion Healthcare, Inc. & Subsidiaries

Pro Forma Consolidated Statement of Operations (Unaudited)

Year Ended December 31, 2004

	Allion	NAHH	Specialty	PMW	Pro Forma Adjustments		Pro Forma Consolidated
Net sales	$60,080,003	$15,400,938	$26,093,338	$24,009,941	—		$125,584,220
Cost of goods sold	53,162,201	10,716,273	21,964,563	20,810,829	—		106,653,866

Gross profit	6,917,802	4,684,665	4,128,775	3,199,112	—		18,930,354

Operating expenses:
Selling, general & administrative expenses	9,162,734	3,167,781	2,399,491	1,180,481	680,219	(1)	17,867,777
	—	—	—	—	366,116	(2)	—
	—	—	—	—	310,955	(5)	—
	—	—	—	—	600,000	(6)	—

Operating income (loss)	(2,244,932)	1,516,884	1,729,284	2,018,631	(1,957,290)		1,062,577

Other income (expense):
Interest expense	(233,460)	—	(1,242)	(10,070)	(137,750	)(3)	(859,710)
					(72,188	)(7)
					(405,000	)(4)
Gain (loss) on disposal of assets	4,466	(25,659)	—	—	—		(21,193)

Total other expense	(228,994)	(25,659)	(1,242)	(10,070)	(614,938)		(880,903)

Income before taxes & discontinued operations	(2,473,926)	1,491,225	1,728,042	2,008,561	(2,572,228)		181,674
Provision for income taxes	(76,202)	—	—	—	—		(76,202)

Income (loss) from continuing operations	$(2,550,128)	$1,491,225	$1,728,042	$2,008,561	$(2,572,228)		$105,472

Basic income (loss) per common share from continuing operations	$(0.82)						$0.03
Diluted income (loss) per common share from continuing operations	$(0.82)						$0.01
Basic weighted average of common shares outstanding	3,100,000						3,100,000
Diluted weighted average of common shares outstanding	3,100,000						7,678,306

See notes to pro forma consolidated statement of operations.

Notes to Unaudited Pro Forma Consolidated Statement of Operations:

(1)	To record amortization expense on the intangibles of $680,219 for the year ended December 31, 2004 and $396,794 for the nine months ended September 30, 2005, relating to the acquisition of PMW.

(2)	To record amortization expense on the intangibles of $366,116 for the year ended December 31, 2004 and $61,019 for the two months ended February 28, 2005 relating to the acquisition of Specialty.

(3)	To record interest expense of $137,750 for the $1.9 million promissory note for the year ended December 31, 2004 and $22,958 for the two months ended February 28, 2005 relating to the acquisition of Specialty, at a contractual interest rate of 7.25% per annum (prime rate + 2%).

(4)	To record interest expense on borrowings under our revolving credit lines of $405,000 for the year ended December 31, 2004 and $67,500 for the 2 months ended February 28, 2005 to fund the acquisitions of NAHH and Specialty. We used $4,500,000 of borrowings under the facility with GE HFS Holdings, Inc. f/k/a Heller Healthcare Financial (with interest at the Prime Rate plus 2% per annum) and $1,500,000 of borrowings under the revolving credit line with West Bank (with interest at the Prime Rate per annum) to finance the acquisitions of NAHH and Specialty.

(5)	To record amortization expense on the intangibles of $310,955 for the year ended December 31, 2004, relating to the acquisition of NAHH.

(6)	To record $600,000 for the year ended December 31, 2004 of contingent consideration as compensation under the Purchase Agreement dated February 28, 2005 between Specialty and Michael Tubb. This amount is payable to Michael Tubb based on his continued employment for one year post acquisition and is non-recurring. Contingent compensation expenses relating to Michael Tubb have been removed from the pro forma consolidated statement of operations for the nine months ended September 30, 2005.

(7)	To record interest expense of $72,188 for the $675,000 and $700,000 promissory notes for the year ended December 31, 2004, relating to the acquisition of NAHH, at an imputed interest rate of 5.25% per annum.

(8)	For the nine months ended September 30, 2005 the Company believes it would be able to use its historical losses to offset taxable income in the Pro Forma Consolidated Statement of Operations.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data presented below for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, have been derived from our audited consolidated financial statements. Our audited consolidated financial statements for each of the three years in the period ended December 31, 2004 are contained elsewhere in this prospectus. The historical consolidated financial data as of and for the nine months ended September 30, 2004 and 2005 have been derived from our unaudited financial statements. We believe that these unaudited financial statements include all adjustments necessary for the fair presentation of our financial condition and the results of our operations for these periods and as of these dates. You should read the following data together with our historical consolidated financial statements and related notes, with the financial information presented in “Unaudited Pro Forma Consolidated Financial Statements” and related notes and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
	(In thousands, except per share)
Statement of Operations Data:
Net sales	$4,984	$11,694	$21,441	$42,502	$60,080	$43,719	$85,261
Cost of goods sold	4,215	10,070	18,062	37,036	53,162	38,667	71,672

Gross profit	769	1,624	3,379	5,466	6,918	5,052	13,590
Operating expenses:
Selling, general and administrative expenses	1,515	2,846	3,718	7,699	9,163	6,824	12,597
Legal settlement (income) expense	—	—	(150)	200	—	—	—

Operating income (loss)	(746)	(1,222)	(189)	(2,433)	(2,245)	(1,771)	993
Other expense (income):
Interest income (expense)	(204)	(104)	(69)	(244)	(233)	(201)	(359)
Costs of withdrawn public offering and other	—	—	(479)	—	—	—	—
Other (expense) income	(73)	(445)	—	—	4	—	317

Income (loss) before income taxes and discontinued operations	(877)	(881)	(737)	(2,677)	(2,474)	(1,972)	950
Provision (benefit) for taxes	(130)	9	35	20	76	—	—

Net income (loss) from continuing operations	(747)	(890)	(772)	(2,697)	(2,550)	(1,972)	950

Discontinued operations (1)	(4)	(224)	(267)	(258)	(130)	(178)	(18)

Net income (loss)	$(751)	$(1,114)	$(1,039)	$(2,955)	$(2,680)	$(2,150)	$933
Deemed dividend on preferred stock	—	—	—	—	—	—	(1,338)
Net loss available to common stockholders	(751)	(1,114)	(1,039)	(2,955)	(2,680)	(2,150)	(406)
Loss per common share (2):
Loss before discontinued operations	$(0.24)	$(0.29)	$(0.25)	$(0.87)	$(0.82)	$(0.69)	$(0.06)
Loss from discontinued operations	(0.00)	(0.07)	(0.09)	(0.08)	(0.04)	—	—

Loss per share	$(0.24)	$(0.36)	$(0.34)	$(0.95)	$(0.86)	$(0.69)	$(0.06)

Loss per common share (2):
Loss before discontinued operations	$(0.24)	$(0.29)	$(0.25)	$(0.87)	$(0.82)	$(0.64)	$(0.06)
Loss from discontinued operations	(0.00)	(0.07)	(0.09)	(0.08)	(0.04)	(0.06)	—

Loss per share	$(0.24)	$(0.36)	$(0.34)	$(0.95)	$(0.86)	$(0.69)	$(0.06)

Basic weighted average of common shares outstanding (2)	3,100	3,100	3,100	3,100	3,100	3,100	6,637
Diluted weighted average of common shares outstanding (2)	3,100	3,100	3,100	3,100	3,100	3,100	6,637

Balance Sheet Data:
Cash and cash equivalents	$728	$1,559	$213	$641	$6,980	$2,903	$5,983
Investments in short-term securities	$—	$—	$—	$—	$—	$—	$28,812
Total assets	$2,071	$4,709	$4,622	$12,415	$19,996	$15,874	$83,061
Notes payable—subordinated	$—	$—	$—	$1,150	$1,250	$1,250	$1,349
Total liabilities	$2,658	$4,414	$5,365	$10,022	$8,481	$7,570	$16,321
Total stockholders’ equity (deficit)	$(588)	$295	$(744)	$2,393	$11,514	$8,304	$66,739

(1)	See Note L to “Notes to Condensed Consolidated Financial Statements (Unaudited)” at page F-12 for a description of the effect of our discontinued operations.

(2)	See Note 2 to “Notes to Consolidated Financial Statements” beginning at page F-19 for a description of the method used to compute basic and diluted net loss per common share and number of shares used in computing basic and diluted net loss per common share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Unaudited Pro Forma Consolidated Financial Statements,” our historical consolidated financial statements and the related notes thereto, and the historical financial statements of Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy, North American Home Health Supply, Inc., Specialty Pharmacies, Inc. and Medicine Made Easy and the related notes thereto all included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” beginning at page 8 and “Forward-Looking Statements” at page 20.

Overview

We are a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies under our trade name MOMS Pharmacy. We work closely with physicians, nurses, clinics and AIDS Service Organizations, or ASOs, and with government and private payors, to improve clinical outcomes and reduce treatment costs for our patients. Most of our patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications.

We operate our business as a single segment configured to serve key geographic areas most efficiently. As of September 30, 2005, we operated six distribution centers located in California (3 separate locations), New York, Florida and Washington. These centers are in close proximity to major metropolitan markets in New York City, New York; San Francisco, California; Los Angeles, California; Seattle, Washington; and Miami, Florida. In discussing our results of operations, we address changes in the net sales contributed by each of these distribution centers because we believe this provides a meaningful indication of the historical performance of our business.

In March 2005, we decided to cease operating our Austin, Texas distribution center as of June 30, 2005. A significant portion of the operations of our Austin, Texas distribution center was dedicated to serving organ transplant and oncology patients, and consistent with our strategy of focusing on the HIV/AIDS market, we decided not to continue this business. We did not record any material expense associated with the discontinuance of these operations and the closing of our Austin, Texas facility. In 2004, our Austin, Texas distribution center contributed approximately $4,500,000 of net sales to our financial results. As a result of our decision to discontinue our Texas operations, we have presented the results of the Texas distribution center as “discontinued operations.” As required by generally accepted accounting principles, we have restated prior periods to reflect the presentation of the Texas facility as “discontinued operations,” so that period-to-period results are comparable.

Some of our patients are eligible for benefits under the MMA. Under the MMA, individuals who are eligible for benefits under both Medicaid and Medicare programs, known as “dual eligibles,” will receive prescription drug coverage through Medicare and will no longer have Medicaid prescription drug coverage for drugs covered under the MMA. Medicare began providing reimbursement for prescription drugs for eligible beneficiaries through private plans on January 1, 2006. In connection with the implementation of the MMA, all dual eligibles have the opportunity to enroll in a PDP that administers the Medicare drug benefit and will pay providers like us for providing drugs under the program. Dual eligible patients who do not voluntarily pick a PDP will be enrolled automatically in a plan. This change in payor will require us to seek payment for our dual eligible patients from their PDP instead of the government. We may not have an agreement to receive reimbursement from all of the PDPs in which our patients are enrolled or will enroll. As a result, we may no longer be able to provide medications to some of our current patients. In addition, we may have to accept a lower reimbursement rate than we currently receive under Medicaid. Also, the MMA program may not cover all the drugs and services we currently provide to our dual eligible patients. Lower reimbursement rates or decreases in the patients we serve or prescriptions we fill may result in lower net sales and a lower gross profit for these dual eligible patients.

The key components of our financial results are our net sales, gross profit and operating expenses.

Net Sales.    We sell HIV/AIDS prescription and ancillary medications, and nutritional supplies. As of September 30, 2005, approximately 81.4% of our net sales came from payments from Medicaid, Medicare and ADAP. These are all highly regulated government programs that are subject to frequent changes and cost containment measures. We continually monitor changes in reimbursement for HIV/AIDS medications.

Gross Profit.    Our gross profit reflects net sales less the cost of goods sold. Cost of goods sold is the cost of pharmaceutical products we purchase from wholesalers and is primarily dependent on contract pricing with our main wholesale provider, AmerisourceBergen. The amounts that we are reimbursed by government and private payors have historically increased as the price of the pharmaceuticals we purchase has increased. However, as a result of cost containment initiatives, government and private payors have reduced reimbursement rates, which prevents us from recovering the full amount of any price increases.

In the third quarter of 2005, we recorded net income of $950,422 from continuing operations. Prior to the first quarter of 2005, we had historically generated a net loss from our continuing operations. NAHH, which we acquired on January 4, 2005, has historically reported higher gross margins than our historical business and also reported net income. The higher gross margin for NAHH is due to a product mix that is reimbursed at higher amounts than the HIV/AIDS medications we sell. The purchasers of these higher margin products are primarily not HIV/AIDS patients. In light of our focus on serving HIV/AIDS patients, we expect that this higher margin business will become a smaller portion of our overall business over time. Consequently, we expect our gross margin to decline over time to levels more consistent with our historical HIV/AIDS operations. We, therefore, will depend on increases in the volume of business and sales of prescriptions to sustain our HIV/AIDS operations. There is no assurance that we will be able to achieve the increases needed to generate sufficient net sales and gross profit to result in net income.

While we believe that we now have a sufficient revenue base to operate profitably given our anticipated operating and other expenses, our business remains subject to uncertainties and potential changes, as discussed elsewhere in this prospectus, that could result in losses. In particular, changes to reimbursement rates, unexpected increases in operating expenses, or declines in the number of patients we serve or the number of prescriptions we fill could adversely affect our future results.

Operating Expenses.    Our operating expenses are made up of both variable and fixed costs. Our principal variable costs are labor and delivery, which vary with the number of prescriptions we fill. Our principal fixed costs are facilities, equipment and insurance, which do not vary directly with the number of prescriptions we fill. As we grow, subject to constraints such as facility size, we do not expect our fixed costs to increase as quickly as variable costs. We also believe that our existing fixed costs are sufficient to support additional growth in the number of patients we serve and the number of prescriptions we fill.

We have grown our business by acquiring other specialty pharmacies and expanding our existing business. We expect to continue to make acquisitions and to continue to expand our existing business. Since the beginning of 2003, we have acquired three specialty pharmacies in California. In addition, we have acquired assets, consisting primarily of patient lists, from two additional pharmacies in California.

Results Of Operations

Nine Months Ended September 30, 2005 and 2004

Net Sales.    Net sales for the nine months ended September 30, 2005 increased to $85,261,440 from $43,719,427 for the nine months ended September 30, 2004, an increase of 95%. The following table sets forth the net sales for each of our distribution regions for the nine months ended September 30, 2005 and 2004:

	Nine Months ended September 30,(1)
	2005(2)		2004(2)
Distribution Regions	Net Sales		Net Sales
California(1)	$49,888,113	(3)	$15,974,855
New York	31,918,058	(4)	26,447,078
Florida	1,593,657		1,297,494
Seattle(1)	1,861,612		—

Total	$85,261,440		$43,719,427

(1)	California and Seattle operations for the nine months ended September 30, 2005 included seven months of contribution from Specialty Pharmacies, Inc. and two months of contribution from Frontier Pharmacies, Inc. (d/b/a PMW). All information about Austin, Texas has been excluded because of the termination of operations in that distribution center.
(2)	As required by generally accepted accounting principles, we have restated current and prior periods to reflect the presentation of the Austin, Texas facility as “discontinued operations,” so that period-to-period results are comparable.
(3)	California includes retroactive payments of $158,547 for periods prior to the nine months ended September 30, 2005.
(4)	New York includes retroactive payments of $99,183 for periods prior to the nine months ended September 30, 2005.

The increase is primarily attributable to our acquisitions (primarily in California) and to an increase in volume from the addition of new patients in California, New York and Florida. As of September 30, 2005, we had owned NAHH for nine months, Specialty for seven months, and PMW for two months. These three acquisitions contributed $30,004,465 of revenue, or 72% of the increase for the nine month period ended September 30, 2005. For the nine months ended September 30, 2005, we have also recognized $1,413,620 of net sales for the increased payments from the New York Medicaid additional reimbursement for HIV pharmacies and the California Pilot Program.

Gross Profit.    Gross profit was $13,589,674 and $5,052,329 for the nine months ended September 30, 2005 and 2004 respectively, and represents 15.9% and 11.6% of net sales, respectively. Our overall gross margin for the nine months ended September 30, 2005 was approximately 430 basis points higher than the gross margin for the nine months ended September 30, 2004. This was primarily due to the acquisition of NAHH, which had a gross margin of 37.0% for the nine months ended September 30, 2005. NAHH predominantly fills prescriptions for enternals which is reimbursed at a higher gross margin.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses were $12,596,577 and $6,823,693 for the nine months ended September 30, 2005 and 2004, respectively, and represented 14.8% and 15.6% of net sales, respectively. The increase in selling, general and administrative expenses of $5,772,884 for the nine months ended September 30, 2005 as compared to the same period in 2004 was primarily due to the acquisitions of NAHH, Specialty, and PMW. The acquisitions represented $4,691,059 of the increase. In addition to the increases in expenses related to the acquisitions, the following increases were associated with our historical businesses:

Components of Selling, General and Administrative Expense	Change ($)
Labor costs	$427,646
Professional fees	$227,941
Shipping costs	$205,433
Management bonuses (for successful IPO)	$150,000

As a result of having to evaluate and test our internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, we incurred $141,000 of expenses for the nine month period ended September 30, 2005 which are included as part of the increase in professional fees listed above. Also included in selling, general and administrative expenses for the nine month period ended September 30, 2005 was $300,000 of compensation expense for expenses accrued for payment to a former owner of Specialty. Allion will accrue an additional $150,000 per quarter as compensation expense in the fourth quarter of 2005 and the first quarter of 2006, as long as this former owner remains an employee of Allion.

Operating Income (Loss).    Operating income was $993,097 for the nine months ended September 30, 2005 as compared to a loss of $1,771,364 for the nine months ended September 30, 2004, and represents 1.2% and (4.1%) of net sales, respectively. The increase in operating income is attributable to an increase in gross profit of $8,537,345, partially offset by an increase in selling, general and administrative expenses of $5,772,884. The overall increase resulted primarily from the acquisitions of NAHH, Specialty, and PMW, in addition to organic growth at our existing pharmacies.

Other Expense (Income).    Other income was $316,744 of income and $0 for the nine months ended September 30, 2005 and 2004 respectively. The gain in income of $316,744 for the nine months ended September 30, 2005 was recognized on the extinguishment of mandatory redeemable warrants. We repurchased warrants to purchase 175,719 shares of common stock issued in connection with the acquisition of Specialty with proceeds from the initial public offering at a price of $9 per warrant. Interest expense was $359,419 and $201,085 for the nine months ended September 30, 2005 and 2004, respectively. The decrease in interest expense is attributable to our decreased short-term borrowing on our revolving credit facility offset by interest expenses including $176,000 interest expense from deferred financing expenses related to the $2,000,000 private placement of convertible subordinated notes issued in May 2005. The convertible subordinated notes were repaid with proceeds from the initial public offering.

Provision for Taxes.    We did not record a provision for taxes as we expect to be able to use our historical losses to offset all taxable income in 2005.

Net Income (Loss).    For the nine months ended September 30, 2005, we recorded net income before a deemed dividend of $932,517 as compared to a net loss of $2,150,182 for the comparable period in the prior year. The improvement in net income was primarily attributable to the acquisitions of NAHH, Specialty and PMW in addition to organic growth of our existing pharmacies.

Years Ended December 31, 2004 and 2003

Net Sales.    Net sales for the year ended December 31, 2004 increased to $60,080,003 from $42,502,557 for the year ended December 31, 2003, an increase of 41.4%. The following table sets forth the net sales for each of our distribution regions in 2004 and 2003:

	Years Ended December 31,
	2004	2003
Distribution Regions	Net Sales	Net Sales
New York	$36,507,850	$27,808,291
California (1)	21,803,119	13,767,864
Florida	1,769,034	926,402

Total	$60,080,003	$42,502,557

(1)	California operations were acquired in May 2003.

Our net sales growth in New York and Florida was due primarily to an increase in the number of prescriptions filled from our existing facilities as a result of our customary sales and marketing initiatives conducted by us. Net sales in New York increased by $8,699,559 for the year ended December 31, 2004, as compared to the same period in 2003. Net sales in Florida increased by $842,632 for the year ended December 31, 2004, as compared to the same period in 2003. Net sales in California increased by $8,035,255 for the year ended December 31, 2004 as compared to 2003, primarily because we operated in California for all of 2004, as compared to only eight months in 2003 (we acquired our initial California operation in May 2003), and due to improvements in operations and an increase in the number of prescriptions we fill in California.

Our net sales increases in 2004 were partially offset by reductions in reimbursement rates in California and New York for the last four months of the year. However, we have qualified for a pilot program in California and have qualified for additional reimbursement in New York for specialized HIV pharmacies. The payments anticipated from California and New York are expected to be retroactive to September 1, 2004. See our discussion under the heading “Business—Third Party Reimbursement, Cost Containment and Legislation” at page 47.

Gross Profit.    Gross profit for the year ended December 31, 2004 increased to $6,917,802 from $5,466,185 for the year ended December 31, 2003, an increase of 26.6%, but our gross margin declined to 11.5% for the year ended December 31, 2004 from 12.9% for the year ended December 31, 2003. Our gross profit increased primarily due to an increase in net sales. Our gross margin declined primarily due to a reduction in reimbursement rates by Medicaid and Medi-Cal, as discussed under the heading “Business—Third Party Reimbursement, Cost Containment and Legislation” at page 47.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2004 increased to $9,162,734 from $7,698,701 for the year ended December 31, 2003, but as a percentage of net sales they declined to 15.3% in 2004 from 18.1% in 2003. The decrease as a percentage of net sales was primarily due to a reduction in labor costs as a percentage of sales, staff reductions in California, decreases in bad debt expense and a decrease in professional fees.

The main components of the increase in selling, general and administrative expenses of $1,464,033 for the year ended December 31, 2004 as compared to the same period in 2003 consisted of the following:

Components of Selling, General and Administrative Expense	Change ($)
Labor costs	$467,000
Shipping (associated with acquisition of Medicine Made Easy)	266,000
Insurance costs (commercial, employee medical and workers compensation)	157,000
Rent, repair and maintenance (resulting from acquisition of Medicine Made Easy and our move to our facility in Melville, NY)	153,000
Travel expenses	93,000
Legal and settlement expenses relating to New York Medicaid audit	132,000

Operating Loss.    Operating loss for the year ended December 31, 2004 decreased to $2,244,932 from $2,432,516 for the year ended December 31, 2003, which represented (3.7%) and (5.7%) of net sales, respectively. Operating loss in 2003 included a $200,000 expense associated with the settlement of a New Jersey Medicaid audit. The decline in operating loss (both in absolute dollars and as a percentage of sales) reflects the effect of a greater increase in sales (up 41.4% in 2004 from 2003) than in operating expenses (up 16.0% in 2004 from 2003, or 19.0% excluding the cost of settling the New Jersey Medicaid audit), partially offset by the decline in our gross margin, as discussed above.

Other Income (Expense).    Other income (expense) decreased for the year ended December 31, 2004 to an expense of $228,994 from an expense of $243,882 for the year ended December 31, 2003. In 2004, other income (expense) was comprised primarily of interest expense of $233,460 and a gain of $4,466 from the disposal of an automobile. In 2003, other income (expense) included interest expense of $243,882. The decline in interest expense in 2004 from 2003 mainly reflected lower outstanding borrowing balances in 2004.

Provision for Taxes.    We recorded a tax provision for $76,202 for the year ended December 31, 2004, as compared to a tax provision of $19,646 for the year ended December 31, 2003. The provision for taxes relates primarily to an increase in state tax payments. Because we operated at a loss in 2004 and 2003, we did not pay any income taxes and, thus, did not record any amount for income taxes owed.

Years Ended December 31, 2003 and 2002

Net Sales.    Net sales for the year ended December 31, 2003 increased to $42,502,557 from $21,441,366 for the year ended December 31, 2002, an increase of 98.2%. The following table sets forth the net sales for each of our distribution regions in 2003 and 2002:

	Years Ended December 31,
	2003	2002
Distribution Region	Net Sales	Net Sales
New York	$27,808,291	$21,416,134
California(1)	13,767,864	—
Florida	926,402	25,232

Total	$42,502,557	$21,441,366

(1)	California operations were acquired in May 2003.

Our May 2003 acquisition of MME significantly increased our net sales in 2003, as compared to 2002. Prior to May 2003, we did not have any operations in California. Excluding California, our net sales increased by 34.0% in 2003, as compared to 2002. Our net sales in New York and Florida increased in 2003, as compared to 2002, as a result of growth in the number of patients served and prescriptions filled from our existing facilities. In addition, we did not begin to operate in Florida until December 2002, therefore the increase in sales in Florida from 2002 to 2003 also reflects the fact that we operated in Florida for all of 2003, as compared to just one month in 2002.

Gross Profit.    Gross profit for the year ended December 31, 2003 increased to $5,466,185 from $3,378,883 for the year ended December 31, 2002, but our gross margin declined to 12.9% from 15.8% of net sales, respectively. Our gross margin for the year ended December 31, 2003 decreased by approximately 2.9% as compared with the gross margins for the year ended December 31, 2002, because of a 2% prescription reimbursement rate decrease by New York Medicaid and ADAP in July 2003 and because we devoted more of our efforts to servicing the HIV/AIDS market, as compared to other markets that included payors with higher reimbursement rates.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the year ended December 31, 2003 increased to $7,698,701 from $3,718,158 for the year ended December 31, 2002, and, as a percentage of net sales, increased to 18.1% from 17.3%. The increase as a percentage of net sales was primarily due to the impact of the May 2003 acquisition of MME, which operated at a loss in 2003, as well as the effect of a full year of operations in Florida in 2003, as compared to one month in 2002.

The main components of the increase in selling, general and administrative expenses of $3,980,543 for the year ended December 31, 2003 as compared to the same period in 2002 consisted of the following:

Components of Selling, General and Administrative Expenses	Change ($)
Labor costs	$1,470,000
General operating expenses (related to Medicine Made Easy acquisition)	819,000
Depreciation and amortization (related to Medicine Made Easy acquisition)	275,000
Clinical, administrative and sales personnel costs (FL and NY)	153,000
Professional fees (primarily related to NJ audit, HIPAA compliance and consulting expenses)	569,000
Bad debt expense	188,000
Shipping costs	138,000
Insurance	133,000

Operating Loss.    Operating losses for the year ended December 31, 2003 increased to $2,432,516 from $189,275 for the year ended December 31, 2002, which represents (5.7%) and (0.9%) of net sales, respectively. The increase in operating loss (both in absolute dollars and as a percentage of net sales) reflects primarily the effect of additional expenses relating to the MME operations that we acquired in 2003, which contributed approximately $894,000 in operating loss for the eight months that we owned that business in 2003, as well as the negative impact on our gross margin of a 2% prescription reimbursement rate decrease by New York Medicaid and ADAP in July 2003. Additionally, this change reflected the effect of a legal settlement expense of $200,000 in 2003 relating to a New Jersey Medicaid audit. In 2002, the Company benefited from income of $150,000 relating to a legal settlement with New Geri Care of Brooklyn. The settlement represented the amount New Geri Care of Brooklyn failed to pay for inventory it acquired in connection with the purchase of certain assets from us in September 2001.

Other Income (Expense).    Other income (expense) for the year ended December 31, 2003 decreased to expense of $243,882 from expense of $547,962 for the year ended December 31, 2002. For the year ended December 31, 2003, other income (expense) consists entirely of interest expense. For the year ended December 31, 2002, interest expense was $69,097. The increase in interest expense is primarily attributable to our increased short-term borrowing from our revolving credit facility and interest on the secured promissory notes that we issued to the sellers of MME, which we acquired in May 2003.

For the year ended December 31, 2002, other income (expense) also included $413,757 of deferred offering costs relating to a planned public offering that we did not complete and $65,108 of expenses related to acquisitions that were not consummated.

Provision for Taxes.    For the year ended December 31, 2003, we recorded a tax provision for $19,646, as compared to a tax provision of $34,610 for the year ended December 31, 2002. The provision for taxes relates primarily to state tax payments. Because we operated at a loss in 2003 and 2002, we did not pay any income taxes and, thus, did not record any amount for income taxes owed.

Liquidity and Capital Resources

On June 22, 2005, we completed an initial public offering of our common stock. We sold 4,000,000 shares of our common stock at a price of $13.00 per share, less underwriting discounts and commissions of $0.91 per share. In addition, we granted the underwriters an option, exercisable until July 21, 2005, to purchase up to an additional 600,000 shares at the initial public offering price to cover over-allotments. On July 8, 2005, the over-allotment option was exercised at $13.00 per share, less underwriting discounts and commissions of $0.91 per share. We used the initial public offering proceeds to repay approximately $12 million of our debt on June 27, 2005. We used approximately $9.7 million of the initial public offering proceeds to purchase the assets of PMW. In December 2005, we used approximately $6.9 million of the initial public offering proceeds to purchase certain assets of Priority (including inventory). Under the terms of the Asset Purchase Agreement with Priority, we may be obligated to pay Priority an additional $1.1 million.

Operating Requirements

Our primary liquidity need is cash to purchase the medications that we require to fill prescriptions. Our primary vendor, AmerisourceBergen, requires payment within 31 days of delivery of the medications to us. We are reimbursed by third-party payors, on average, within 30 days after a prescription is filled and a claim is submitted in the appropriate format.

Our operations used $1,037,570 of cash over the nine month period ended September 30, 2005, which was an improvement from the same period in 2004, when our operations used $2,965,826 of cash. The change reflects primarily our decreased net loss in 2005 as well as the impact of increases in our working capital resulting from our acquisitions in the first quarter of 2005.

The five-year purchase agreement that we signed with AmerisourceBergen in September 2003 improved our supplier payment terms from 13 to 31 days. These payment terms improved our liquidity and enabled us to reduce our working capital. Since entering into that agreement, we have purchased nearly all of our medications from AmerisourceBergen, although we continue to purchase some medications from other wholesalers and from manufacturers on various payment terms. If we do not meet the aggregate minimum purchase commitments under our agreement with AmerisourceBergen by the end of the five-year term, we will be charged 0.2% of the unpurchased volume commitment. Pursuant to the terms of this agreement, AmerisourceBergen has a subordinated security interest in all of our assets.

Capital Resources

As of September 30, 2005, we had $34,795,362 in cash and short-term investments. We expect to use the proceeds from our initial public offering and this offering to fund our operating expenses, capital expenditures and acquisitions for at least the next 12 months.

We have a revolving credit facility with GE HFS Holdings, Inc. f/k/a Heller Healthcare Financial for an amount up to a maximum of $6.0 million available to us for short-term borrowings, which expires in April 2006. Borrowings under the facility are based on our accounts receivable and bear interest at the “Prime Rate” plus 2%. At September 30, 2005, our borrowing capacity was approximately $6.0 million. Following completion of our initial public offering in June 2005, we reduced our borrowings to $0. GE Capital’s security interest in our assets is senior to the security interest granted to AmerisourceBergen, pursuant to the terms of an intercreditor agreement between GE Capital and AmerisourceBergen.

Contractual and Other Obligations

At September 30, 2005, our contractual cash obligations and commitments over the next five years were as follows:

	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-Term Debt Obligation (1)	$1,349,149	$670,797	$678,352	$0	$0
Capital Lease Obligations (1)	235,605	123,002	100,394	12,209	0
Operating Lease Obligations	902,307	311,725	590,582	0	0
Purchase Commitments (2)	262,480,892	63,605,892	198,875,000	0	0

Total	$264,967,953	$64,711,416	$200,244,328	$12,209	$0

(1)	Interest expense payments on these amounts are expected to approximate $55,295 over the next three years.

(2)	If we fail to satisfy the minimum purchase obligation under our purchase agreement with AmerisourceBergen, we would be required to pay an amount equal to 0.2% of the unpurchased commitments at the end of the five-year term of the contract.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Sensitivity.    We have limited exposure to financial market risks, including changes in interest rates. At September 30, 2005, we had cash and cash equivalents of $5,983,362 and short-term investments of $28,812,000. Cash and cash equivalents consisted of demand deposits, money market accounts and investment grade debt. Short-term investments consisted of highly liquid investments in debt obligations of the U.S. Government and other highly rated entities with maturities of one year or less. These investments are classified as available-for-sale and are considered short-term, because we expect to sell them within 12 months. These investments are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates continue to rise, the value of our short-term investments would decrease. We expect to sell these investments prior to maturity, and therefore, we may not realize the full value of these investments. We currently hold no derivative instruments and do not earn foreign-source income. We expect to invest only in short-term, investment grade, interest-bearing instruments and thus do not expect future interest rate risk to be significant. The interest rates on outstanding notes payable are not subject to change with changes in market interest rates.

We have not hedged against our interest rate risk exposure. As a result, we will benefit from decreasing interest rates, but rising interest rates on our debt will also harm us.

Long-Term Requirements

We expect that the cost of additional acquisitions will be our primary long-term funding requirement. In addition, as our business grows, we anticipate that we will need to invest in additional capital equipment, such as the machines we use to create the MOMSPak for dispensing medication to our patients. We intend to acquire additional MOMSPak machines as we expand our business. We also may be required to expand our existing facilities or to invest in modifications or improvements to new or additional facilities. If our business continues to operate at a loss, we will also need funding for such losses.

Following this offering, we believe that our cash balances and available borrowings under our credit facility with GE HFS Holdings, Inc. f/k/a Heller Healthcare Financial will be sufficient to provide us with the capital required to fund our working capital needs and operating expense requirements for at least the next 12 months.

We regularly review the availability of new or additional bank borrowing facilities, and we expect that in response to the growth of our business, we will seek to increase our existing facility with GE HFS Holdings, Inc. f/k/a Heller Healthcare Financial or refinance that facility with a larger facility from another lender. There is no assurance that we will be able to secure new or additional bank borrowings on favorable terms or at all. The failure to secure additional bank borrowings could limit our future growth, as discussed under the heading “Risk Factors—Risks Related to This Offering ” beginning at page 17.

Critical Accounting Policies

Our critical accounting policies affect the amount of income and expense we record in each period as well as the value of our assets and liabilities and our disclosures regarding contingent assets and liabilities. In applying these critical accounting policies, we must make estimates and assumptions to prepare our financial statements that, if made differently, could have a positive or negative effect on our financial results. We believe that our estimates and assumptions are both reasonable and appropriate, in light of applicable accounting rules. However, estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could differ materially from estimates.

Management believes that the following accounting policies represent “critical accounting policies,” which the SEC defines as those that are most important to the portrayal of a company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgments, often because management must make estimates about uncertain and changing matters. See our discussion of these and other significant accounting policies in Note 2 of the “Notes to Our Consolidated Financial Statements” beginning at page F-19 of this prospectus.

Revenue Recognition.    Net sales refer to our sales of medications and nutritional supplies to patients and are reported net of contractual allowances to patients, government and private payors and others in the period when delivery to our patients is completed. Any customer can initiate the filling of prescriptions by having a doctor call in prescriptions to our pharmacists, faxing prescriptions, or mailing prescriptions to one of our facilities. Once we have verified that the prescriptions are valid, and have received authorization from a customer’s insurance company, the pharmacist then fills the prescriptions and ships the medications to customers through an outside delivery service, an express courier service, or postal mail. We served 10,631 patients in December 2005.

As of September 1, 2004, as part of the passage of the State of California budget, reimbursement rates for pharmacy services provided under Medi-Cal were reduced. Under the reduced reimbursement rate, prescriptions are reimbursed at the AWP less 17%, and the provider is paid a $7.25 dispensing fee. The previous reimbursement rate was AWP less 10% with a $4.05 dispensing fee. On September 28, 2004, California approved a three year HIV/AIDS Pharmacy Pilot Program that funds an additional $9.50 fee per prescription for qualified pharmacies that participate in the program. The payments are retroactive and apply to services rendered since September 1, 2004. We own two of the ten pharmacies that have qualified for the pilot program in California. We have recognized revenue for the higher reimbursement in California and in September 2005 we received the first payment of the additional reimbursement under this program from California.

In New York, reimbursement rates for pharmacy services provided under Medicaid were reduced in September 2004. Under the changed reimbursement rate, prescriptions are reimbursed at the AWP less 12.75%, plus a dispensing fee. The previous reimbursement rate was AWP less 12%, plus a dispensing fee of $3.50 to $4.50. Approved specialized HIV pharmacies will continue to be reimbursed at AWP less 12% plus a dispensing fee. The legislation authorizing the more favorable reimbursement rate is currently effective until March 31, 2006. We have been notified by the Department of Health in New York that we qualify for the specialized pharmacy reimbursement and we have recognized the expected revenue.

Allowance for Doubtful Accounts.    We are reimbursed for the medications we sell by government and private payors. The net sales and related accounts receivable are recorded net of payor contractual discounts to reflect the estimated net billable amounts for the scripts and other products delivered. We estimate the allowance for contractual discounts on a payor-specific basis, given our experience or interpretation of the contract terms if applicable. However, the reimbursement rates are often subject to interpretation that could result in payments that differ from our estimates. Additionally, updated regulations and contract negotiations occur frequently, necessitating our continual review and assessment of the estimation process. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each quarter-end and that we have made adequate provision for uncollectible accounts based on all available information, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past.

Intangible Asset Impairment.    In assessing the recoverability of our intangible assets, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If it is determined that impairment indicators are present and that the assets will not be fully recoverable, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, a historic or anticipated decline in net sales or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset, and a material decrease in the fair value of some or all of the assets. Changes in strategy and/or market conditions could significantly impact these assumptions, and thus we may be required to record impairment charges for these assets. We adopted Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) effective January 1, 2002, and the adoption of the Statement had no impact on our consolidated financial position or results of operations.

Goodwill and Other Intangible Assets.    In accordance with Statement of Financial Accounting Standard (“FAS”) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets associated with acquisitions that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Such impairment tests require the comparison of the fair value and carrying value of reporting units. Measuring fair value of a reporting unit is generally based on valuation techniques using multiples of sales or earnings, unless supportable information is available for using a present value technique, such as estimates of future cash flows. We assess the potential impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an interim impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

If we determine through the impairment review process that goodwill has been impaired, we record an impairment charge in our consolidated statement of income. Based on our 2004 impairment review process, we have not recorded any impairments during the year ended December 31, 2004.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment,” which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123(R) supersedes Accounting Principals Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	“modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of statement 123(R) that remain unvested on the effective date.

•	“modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented, or (b) prior interim periods of the year of adoption.

SFAS No. 123(R) must be adopted in the first fiscal year beginning after June 15, 2005, which in our case would be the quarterly period beginning January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method prescribed in APB Opinion No. 25. Accordingly, the adoption of SFAS No. 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on required changes in the method of computation of fair value.

BUSINESS

We are a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies under our trade name MOMS Pharmacy. We work closely with physicians, nurses, clinics and ASOs and with government and private payors, to improve clinical outcomes and reduce treatment costs for our patients. Most of our patients rely on Medicaid and other state-administered programs, such as ADAP, to pay for their HIV/AIDS medications. Billing requirements for these programs are complex. We are one of a limited number of providers that has qualified for certain additional HIV/AIDS reimbursement programs under legislation recently enacted in California and New York.

We believe that the combination of services we offer to patients, healthcare providers and payors makes us an attractive source of specialty pharmacy and disease management services, contributes to better clinical outcomes and reduces overall healthcare costs. Our services include the following:

•	Specialized MOMSPak prescription packaging that helps reduce patient error associated with complex combination therapies;

•	Reimbursement experience that assists patients and healthcare providers with the complex reimbursement processes of Medicaid and ADAP and that optimizes collection of payment;

•	Services that arrange for the timely delivery of medications as directed by our patients or their physicians in a discreet and convenient manner;

•	Specialized pharmacists who consult with patients, physicians, nurses and ASOs to provide education, counseling, treatment coordination, clinical information and compliance monitoring; and

•	Information systems and prescription automation solutions that make the provision of clinical data through Lab Tracker and the transmission of prescriptions more efficient and accurate.

According to IMS Health, the United States market for HIV/AIDS antiretroviral and comorbidity medications totaled approximately $7.2 billion for the twelve-month period ended August 30, 2005, of that approximately $5.0 billion were antiretrovirals. According to the World Health Organization and the Joint United Nations Programme on HIV/AIDS, or UNAIDS, as many as 1.6 million individuals living in the United States as of the end of 2004 were infected with HIV. Of this number, between 400,000 and 500,000 were receiving HIV/AIDS medications, according to the Cleveland Journal of Medicine. Approximately 44,000 new infections occur in the United States annually. Our distribution centers are located in or near metropolitan areas in those states where a majority of HIV/AIDS patients in the United States live, according to the Centers for Disease Control and Prevention, or CDC—New York, California, Florida, New Jersey and Washington. During December 2005, we served 10,631 patients.

Our patients paid an average of approximately $19,800 per patient per year in 2004 for the medications that we sold to them. Our net sales have grown from $5.0 million in 2000 to $60.1 million in 2004, which represents a compounded annual growth rate of approximately 86% per year. We generated internal growth primarily by increasing the number of patients we serve. In addition, the price of HIV/AIDS medications has increased, and we are filling more prescriptions per patient. Since May 2003, we acquired three specialty pharmacies. In addition, we have acquired assets, consisting primarily of patient lists, from two additional pharmacies in California. At the time of acquisition, these companies had aggregate annual net sales of $107.1 million for their respective years preceding acquisition. The patient base of these acquired pharmacies and their relationships with patients and healthcare providers has greatly expanded our presence on the West Coast. We will continue to evaluate acquisition opportunities as they arise, especially other specialty pharmacies that have established relationships with HIV/AIDS clinics and hospitals.

HIV/AIDS

Human Immunodeficiency Virus, commonly known as HIV, is the virus that causes Acquired Immune Deficiency Syndrome, commonly known as AIDS. HIV is spread most commonly by sexual contact with an infected partner. HIV is also spread through contact with infected blood, including through the use of contaminated needles or syringes. Once inside a host body, HIV attacks the T cells, a major component of the immune system. The virus then takes over the cells’ reproductive machinery and reproduces itself causing the cells to weaken and eventually die. When the infected cells die, they release the recently created virus into the bloodstream. Other T cells are then invaded and die, and the body is left vulnerable to diseases that easily would have been fought off by a normally functioning immune system.

The demographic profile of HIV/AIDS patients has shifted since the disease was first diagnosed in 1981. Most HIV/AIDS patients now live in the inner-city of a major metropolitan area and are dependent on government programs to pay for the medications to treat HIV/AIDS. From 1981 – 2001, approximately 40,000 people per year were diagnosed with HIV, according to the CDC. According to a UNAIDS/WHO report, an estimated 44,000 people were infected with HIV in North America in 2004. Of the new HIV cases, it is estimated that 70% are male and 30% are female. A disproportionate number of these patients have been African Americans and Hispanics. The proportion of new cases in African Americans in the United States rose from 25% in 1981 to 50% in 2001. African American women accounted for approximately 72% of all new HIV diagnoses among women and 22% of the overall increase in new HIV cases in the United States in 2001. The proportion of Hispanics infected with HIV rose from 14% in 1981 to 20% in 2001. We believe that as more HIV/AIDS patients look to government programs, the government is likely to take a more active role regulating the pharmacies and other providers of HIV/AIDS medications.

The current standard of care for the treatment of HIV/AIDS involves complex treatment regimens of multiple drugs, or “combination therapies,” that consist of predominantly oral medications taken by a patient multiple times a day, typically outside a clinical setting. Combination therapies often require that a patient take variations of the multi-therapy regimens. For example, a patient may need to take certain medications either after meals or on an empty stomach, or, after high-fat or low-fat meals. The number of medications and varying dosages and schedules often can confuse and overwhelm patients. As a result, many patients lose confidence in their ability to adhere to their drug regimens and simply give up, while others lose track of which doses they have taken or inadvertently miss a dose because of their personal schedules. Alcohol and illicit drug use are also factors in causing non-compliance and may lead to an increasing amount of Medicaid fraud. Poor adherence or even slight or occasional deviations from a prescribed regimen can reduce the potency of therapy and lead to viral resistance. Given the ability of HIV/AIDS to mutate rapidly in the absence of antiretroviral medication, taking a combination therapy exactly as prescribed, without missing or reducing doses, is critical to effective treatment. Once resistance has developed in a patient, success rates of other HIV/AIDS medications are often limited, particularly if the patient’s adherence issues are not resolved, and treatment options become greatly limited. Studies on adherence within the HIV/AIDS population have shown that if 95% of medication doses are not taken as prescribed, the medication may become ineffective or the patient may develop drug resistance to such medication, according to the AIDS Research Institute.

In the United States, HIV/AIDS-associated morbidity and mortality have declined significantly due to combination therapies. Before combination therapies, 50–60% of adults infected with HIV were diagnosed with AIDS within 10 years of infection, and 48% of them died after 10 years of infection, according to the U.S. Department of Health and Human Services. After increasing every year between 1987 and 1994 at an average annual rate of 16%, HIV mortality in the United States leveled off in 1995 and has since decreased, according to the CDC. In 1995, 19% of people living with HIV/AIDS in the United States died compared to 4% in 2003, according to the CDC. While HIV/AIDS remains life threatening, healthcare providers increasingly treat HIV/AIDS as more of a long-term chronic disease.

We are one of only a few specialty pharmacy and disease management service companies that primarily serve HIV/AIDS patients. Despite the special needs of the HIV/AIDS infected population, few national and regional pharmacies have focused on this patient population. Most of the pharmacies serving this market have been local or small regional providers located in a single urban market. These pharmacies often do not have the resources or sophistication to provide the specialty pharmacy and disease management services required by patients, healthcare providers and payors to maximize adherence to the treatment regimen. We also believe that neither the retail pharmacies nor the mail order pharmacies offer the range of specialty pharmacy and disease management services we provide.

Our Strategy

Key elements of our strategy include:

•	Increasing Sales in the Markets We Currently Serve. We intend to continue to expand in the major metropolitan markets where the majority of HIV/AIDS patients live by enhancing our existing relationships and creating new relationships with HIV/AIDS clinics, hospitals, ASOs and prescribing physicians through the use of direct sales, outreach programs and community-based education programs.

•	Pursuing Strategic Acquisitions. We intend to pursue additional acquisitions of specialty pharmacies that serve HIV/AIDS patients. Since May 2003, we have acquired three specialty pharmacies. In addition, we have acquired assets, consisting primarily of patient lists, from two additional pharmacies in California. We will continue to evaluate acquisition opportunities as they arise, especially with respect to specialty pharmacies that have established relationships with HIV/AIDS clinics and hospitals.

•	Developing Marketing Relationships with Drug Manufacturers. We intend to pursue relationships with leading manufacturers of HIV/AIDS medications to enhance their awareness of our services and to increase our opportunities to benefit from their significant sales teams and marketing efforts. The HIV/AIDS sales teams at pharmaceutical companies regularly make sales calls on the leading prescribers of HIV/AIDS medications. If these sales teams are aware of us, they will be in a position to inform the leading prescribers about our products and services, which can increase our visibility in the market. In August 2005, we renewed a specialized services agreement with Roche Laboratories Inc. to receive product pricing discounts in exchange for providing blind patient data with respect to FUZEON, a HIV medication manufactured by Roche.

•	Qualifying for HIV/AIDS Reimbursement Programs. We have qualified in California and New York for additional reimbursements under those states’ respective Medicaid programs focused on HIV/AIDS patients. We own two of the ten specialty HIV/AIDS pharmacies in California eligible to receive the additional reimbursements under that state’s pilot program. We intend to seek to qualify for other programs that may provide additional reimbursements for the HIV/AIDS medications that we sell.

•	Increasing Market Penetration through Oris/LabTracker. In connection with our acquisition of assets from Oris Medical Systems Inc. in July 2005, we gained the exclusive right in the U.S. to develop and offer a pharmacy interface to users of LabTracker, a leading patient monitoring software for physicians and clinics that treat HIV/AIDS patients. We believe that approximately 200 clinics use LabTracker to monitor approximately 100,000 HIV/AIDS patients. Once fully developed, operational and installed, the Oris interface will allow patients of clinics that use LabTracker to order medications from us and other pharmacies electronically. If the patients of these clinics choose MOMS Pharmacy to fill their prescriptions, these clinics will have key prescription compliance and efficacy data electronically integrated with individual patient records. We believe that by combining laboratory results with pharmacy data through LabTracker, we offer clinics a better HIV/AIDS patient management tool than is currently available elsewhere. We have dedicated sales personnel who are working with clinics and physician customers who use LabTracker to install the pharmacy interface and migrate their patients to our pharmacies.

Our Products and Services

We offer specialty pharmacy and disease management services to assist patients, healthcare providers and payors in managing HIV/AIDS. We sell HIV/AIDS medications, ancillary drugs and nutritional supplies. Patients or physicians generally initiate the prescription process by contacting us on our toll-free telephone number, through our facsimile number or through our electronic prescription writer. Some clinics have medication drop-off boxes in which physicians also may leave prescriptions for us to fill. A patient may also direct his or her physician to call, fax or electronically transmit a prescription. If requested by a patient, one of our pharmacists may contact the patient’s physician directly to obtain prescription information. Our pharmacists are required to validate and verify the completeness of each prescription, answer questions and, if appropriate, help coordinate support and training for patients. As soon as we receive a prescription, we also seek approval for reimbursement from the payor. Once the prescription is verified, the order is filled, shipped and delivered. Patients can also pick up their medications at our pharmacies.

We have designed our services to meet the following challenges that are of particular importance to HIV/AIDS patients, healthcare providers and payors:

Adherence

Packaging.    We have designed our services to improve patient adherence to complex combination therapies. We dispense prescribed medications in a customized dose-by-dose package called a MOMSPak. We also dispense these medications in pre-filled pillboxes, at the patient’s request. Our customized packaging provides increased convenience to the patient and enhances patient adherence to complex combination therapies.

There recently has been increased attention to Medicaid fraud and the resale of HIV/AIDS medications on the black market. According to POZ, a leading HIV publication, the resale of unopened HIV medications on the black market has become a problem in New York. Additionally, some small pharmacies are reportedly repurchasing the medications they distribute to Medicaid patients. We believe the current problem is attributable to the availability of unopened HIV/AIDS medications. Our automated prescription packaging system requires us to open the original bottles before separating the medications into a MOMSPak, thereby reducing the likelihood of after-market resales of HIV/AIDS medications. Doctors can continue to write HIV medication prescriptions without fear of becoming complicit in Medicaid fraud if medication bottles are opened before distribution.

Delivery.    We arrange for delivery of medications as directed by our patients or their physicians in a discreet, convenient and timely manner. We believe that this increases patient adherence as it eliminates the need to pick up medications at a local pharmacy. According to Wall Street Journal Reports and the National Association of Chain Drug Stores Economics Department, 30% of all refillable prescriptions are never refilled and up to 20% of new prescriptions are never filled. We believe that the percentages of unfilled prescriptions are higher among the HIV/AIDS population.

Reimbursement Management

We have experience with the complex reimbursement processes of Medicaid and ADAP that optimizes collection of payment. As a result, we are able to manage efficiently the process of checking reimbursement eligibility, receiving authorization, adjudicating claims and confirming that payment is received.

We work with government and private payors to obtain appropriate reimbursement. Our billing and reimbursement specialists typically secure pre-approval from a payor before any shipment of medications. Our billing and reimbursement specialists also review such issues as pre-certification or other prior approval requirements, lifetime limits, pre-existing condition clauses and the availability of special state programs. Because the majority of our prescriptions are adjudicated through electronic submission, we are reasonably certain we will receive payment from the payor.

Due to the high cost and extended duration of the treatment of HIV/AIDS, the availability of adequate health insurance is an on-going concern for our patients and their families. We work closely with physicians and our patients to monitor coverage reductions or termination dates. Because of our ability to facilitate reimbursement from government and private payors, we can in many cases provide prescription medications to patients at lower initial out-of-pocket costs than they might obtain from other sources.

The two largest HIV/AIDS markets in the United States, California and New York, recently underwent fundamental changes in Medicaid reimbursement for HIV/AIDS medications. California recently approved a three-year HIV/AIDS Pharmacy Pilot Program, which provides additional reimbursement for HIV/AIDS medications for up to ten qualified pharmacies. We own two of the ten pharmacies that qualified for this program. In New York, we qualify for a higher reimbursement rate under the revised reimbursement rates of the state-mandated Medicaid program, which is in effect through March 2006.

Disease Management

The medications we distribute to our patients require timely delivery, may require temperature maintained distribution, and very often require dosage monitoring. Our employees have developed expertise in HIV/AIDS that allows them to provide customized care to our patients. By focusing on the HIV/AIDS community, we have been able to design our services to help patients better understand and manage their medication needs and schedules. We have named our disease management program MOMSCare.

Upon initiating service, we work closely with the patient and the patient’s physician and other healthcare providers to implement combination therapies and manage the following services:

•	programs to monitor utilization compliance and outcomes;

•	clinical information and consultation regarding the patient’s illness, medications being used and treatment regimens;

•	educational information on the patient’s illness, including advancements in research, technology and combination therapies;

•	assistance in setting realistic expectations for a patient’s therapy, including challenges with adherence, and with anticipated outcomes and side effects;

•	systems for inventory management and record keeping;

•	assistance in coordinating treatment outside of the home / hospital setting; and

•	assistance in the formation of patient support groups, advocating legislation to advance the interests of the HIV/AIDS community, and participation in national and regional advocacy groups.

We believe that these disease management services benefit government and private payors by helping our patients avoid costly episodes that can result from non-adherence to a prescribed care regimen. Improved patient adherence avoids costs for the payor by reducing the incidence of physician intervention, hospitalization and emergency room visits. Our staff works closely with patient care coordinators to routinely monitor the patient’s care regimen.

Information Systems and Prescription Automation Solutions

We have licensed and developed information systems that enable patients and healthcare providers to more effectively manage and treat HIV/AIDS. We believe the transmission of electronic prescriptions reduces confusion and potential medication errors. Our electronic prescription transmittal software enables healthcare providers to view their patients’ prescription history, request new prescriptions, or renew prescriptions online, thereby saving physicians and their staff time that would otherwise be spent completing patient prescriptions. We have developed an interface between our pharmacy information system and the MOMSPak automated packaging system that allows for the efficient processing of prescriptions.

In July 2005, we acquired substantially all of assets of Oris Medical Systems, Inc. As a result of this acquisition, we obtained Oris’ rights to the LabTracker HIV/AIDS software system, which enables healthcare providers to record, track and analyze the outcomes of HIV/AIDS treatment. Oris’ rights include the exclusive right to license LabTracker to pharmacy providers and the right to develop a pharmacy interface with LabTracker’s existing system. We intend to integrate our electronic prescription writer, or that of Oris Medical, and the use of our specialty pharmacy services, with the functions of LabTracker software. LabTracker has the ability to show the correlation between laboratory results and the medications prescribed to a HIV/AIDS patient. However, currently, healthcare providers that desire to use this feature are required to manually input prescription information. We expect that healthcare providers will be able to take prescription information that is transmitted to us electronically and import it directly into the provider’s LabTracker software. This will allow providers to produce reports that can correlate their patients’ laboratory results with the HIV/AIDS medications prescribed and filled by our pharmacy. These reports contain more accurate, timely and comprehensive information about the interaction between a drug and the health of a HIV/AIDS patient. We believe this information allows healthcare providers to alter drug regimens as needed. Currently, more than 200 clinics and physician customers use LabTracker to help monitor approximately 100,000 HIV/AIDS patients. See our discussion under the heading “Risk Factors—Risks Related to Our Company” beginning at page 8 for a discussion of the risks associated with the acquisition of Oris Medical.

Relationships with Pharmaceutical Companies

We actively pursue marketing and other business relationships with pharmaceutical manufacturers. We actively look to work with manufacturers of the leading HIV/AIDS medications to enhance their awareness of our services and to increase our opportunities to benefit from their significant sales teams and marketing efforts. The HIV/AIDS sales teams at pharmaceutical companies regularly make sales calls on the leading prescribers of HIV/AIDS medications. If these sales teams are aware of us, they will be in a position to inform the leading prescribers about our products and services, which can increase our visibility in the market.

We have entered into a specialized services agreement with Roche Laboratories Inc. to receive product pricing discounts and we have agreed to provide Roche with blind patient data with respect to FUZEON, a HIV medication manufactured by Roche. FUZEON has an actual per patient cost per year in excess of $20,000. We believe that Roche has entered into this type of agreement with only a limited number of pharmacies.

Marketing

We intend to expand our business in the major metropolitan markets where the majority of HIV/AIDS patients live by enhancing our existing relationships and creating new relationships with HIV/AIDS clinics, hospitals and prescribing physicians through direct sales, outreach programs and community-based education programs. Our sales team markets to the leading prescribers of HIV/AIDS medications. We actively pursue relationships with the largest HIV/AIDS clinics, ASOs, and other groups focused on HIV/AIDS. We provide our services under the trade name of MOMS Pharmacy.

We have dedicated sales personnel who are working with clinics and physician customers who use LabTracker to migrate their patients to our pharmacies. We expect relationships we develop with LabTracker users to be an attractive opportunity to increase our customer base.

We believe MOMS Pharmacy is a recognized brand-name within the HIV/AIDS community. We have a website at www.momspharmacy.com to directly market our products to the HIV/AIDS community and service organizations, which contains educational material and information of interest for the community. We are providing the address of this internet website in this prospectus solely for informational purposes. We do not intend the internet address to be an active link, and the contents of the website are not part of this prospectus.

Suppliers

We deliver approximately 1,000 branded and generic prescription medications by purchasing the medications we use to fill prescriptions from wholesale distributors. In 2003, we entered into a five-year prime vendor agreement with AmerisourceBergen to provide us with the HIV/AIDS medications we sell.

Pursuant to the agreement, we are obligated to purchase at least 95% of the medications we sell from AmerisourceBergen. As part of this agreement, we receive improved payment terms relative to the terms we could get from other pharmaceutical distributors. In addition, we agreed to purchase minimum dollar amounts of medications from AmerisourceBergen over the five-year term of the agreement. If we fail to meet these minimum purchase amounts, we will be required to make an additional payment equal to 0.2% of the unpurchased amount. See our discussion under the heading “Risk Factors—Risk Related to Our Company” beginning at page 8 about the risks associated with not satisfying our obligations under the AmerisourceBergen Agreement.

Competition

Our industry is highly competitive, fragmented and undergoing consolidation, with many public and private companies focusing on different products or diseases. Each of our competitors provides a different mix of products and services than we do. Some of our current and potential competitors include:

•	specialty pharmacy distributors such as, Accredo Health, Inc. (acquired by Medco Health Solutions, Inc.), BioScrip, Inc., Curative Health Services, Inc., and Priority Healthcare Corp. (acquired by Express Scripts, Inc.);

•	pharmacy benefit management companies such as, Medco Health Solutions, Inc., Express Scripts, Inc. and Caremark, Rx, Inc.;

•	specialty pharmacy divisions of national wholesale drug distributors;

•	hospital-based pharmacies;

•	retail pharmacies;

•	manufacturers that sell their products both to distributors and directly to clinics and physician offices; and

•	hospital-based care centers and other alternate site healthcare providers.

Many of our existing and potential competitors have substantially greater financial, technical marketing and distribution resources than we do. Additionally, many of these companies have greater name recognition and more established relationships with HIV/AIDS patients. Furthermore, these competitors may be able to adopt more aggressive pricing policies and offer customers more attractive terms than we can.

Third Party Reimbursement, Cost Containment and Legislation

In 2004, we generated approximately 88% of our net sales from patients who rely on Medicaid and ADAP for reimbursements, both highly regulated government programs that are subject to frequent changes and cost containment measures. Medicaid is a state program partly funded by the federal government. In recent years, these programs have reduced reimbursement to providers.

Historically, many government payors, including Medicaid and ADAP programs which account for most of our net sales, paid us directly or indirectly for the medications we dispense at average wholesale price, or AWP, or a percentage of AWP. Private payors with whom we may contract also reimburse us for medications at AWP or a percentage of AWP. Federal and state governmental attention has been focused on the validity of using AWP as the basis for Medicaid medication payments, including payments for HIV/AIDS medications, and most state Medicaid programs now pay substantially less than AWP for the prescription drugs we dispense.

Legislation has recently been proposed in the U.S. Congress to reform the payment methodology for reimbursement by Medicaid for prescription drugs. Although we cannot predict the likelihood that such legislation will be enacted into law, its effect would likely be to reduce reimbursement for medications that we dispense.

As of September 1, 2004, as part of the passage of the State of California budget, reimbursement rates for pharmacy services provided under Medi-Cal were reduced. Under the changed reimbursement rate, prescriptions are reimbursed at the AWP less 17%, and the provider is paid a $7.25 dispensing fee. The previous reimbursement rate was AWP less 10% with a $4.05 dispensing fee. On September 28, 2004, California approved a three-year HIV/AIDS Pharmacy Pilot Program bill that funds an additional $9.50 fee per prescription for qualified pharmacies that participate in the program. The payments are retroactive and apply to services rendered since September 1, 2004. We own two of the ten pharmacies that have qualified for the pilot program in California.

In New York, reimbursement rates for pharmacy services provided under Medicaid were reduced in September 2004. Under the changed reimbursement rate, prescriptions are reimbursed at the AWP less 12.75% for brand name pharmaceuticals and AWP less 16% for generic pharmaceuticals plus a dispensing fee for all prescriptions. The previous reimbursement rate was AWP less 12% plus a dispensing fee of $3.50 to $4.50. Approved specialized HIV pharmacies will continue to be reimbursed at AWP less 12% plus a dispensing fee. We have been approved as a specialized HIV pharmacy qualifying for the more favorable reimbursement rate. The legislation authorizing the more favorable reimbursement rate is currently effective until March 31, 2006.

As of January 1, 2004, Medicare adopted new pricing that reduced reimbursement for many drugs covered under Medicare Part B. In 2005, the agency that administers the Medicare and Medicaid Programs, the Centers for Medicare & Medicaid Services, known as CMS, changed reimbursement to be based on average sales price, or ASP rather than average wholesale price, or AWP. In 2006, reimbursement may be based on ASP or be administered under a competitive acquisition program. This change in pricing may result in reduced reimbursement amounts for drugs that we dispense.

Cost containment initiatives are a primary trend in the United States healthcare industry. The increasing prevalence of managed care, centralized purchasing decisions, consolidation among and integration of healthcare providers and competition for patients has affected, and continues to affect, pricing, purchasing, and usage patterns in healthcare. Efforts by payors to eliminate, contain or reduce costs through coverage exclusions, lower reimbursement rates, greater claims scrutiny, closed provider panels, restrictions on required formularies, mandatory use of generics, limitations on payments in certain therapeutic drug categories, claim delays or denials and other similar measures could erode our profit margins or materially harm the results of our operations.

We are in the process of entering into relationships with PDPs from whom we will receive reimbursement for our patients who are dual eligible and are enrolled with such PDPs. Part D became effective on January 1, 2006, and until the end of the first quarter of 2006 we may not know the full impact of any reduction in the reimbursement rates we receive for the prescriptions we dispense to our dual eligible patients.

Government Regulation

Marketing, repackaging, dispensing, selling and purchasing drugs is highly regulated and regularly scrutinized by state and federal government agencies for compliance with laws and regulations relating to the following topics:

•	inducements for patient referrals;

•	manufacturer calculated and reported AWP and ASP amounts;

•	joint ventures and management agreements;

•	referrals from physicians with whom we have a financial relationship;

•	professional licensure;

•	repackaging, storing, and distributing prescription pharmaceuticals;

•	incentives to patients; and

•	product discounts.

The laws and regulations are very complex and generally broad in scope resulting in differing interpretations and a lack of consistent court decisions. Compliance with laws continues to be a significant operational requirement for us. We believe that we currently comply in all material respects, and intend to continue to comply, with all laws and regulations with respect to our operations and conduct of business. However, the application of complex standards to the operation of our business always creates areas of uncertainty, and there can be no assurance that all of our business practices would be interpreted by the appropriate regulatory agency to be in compliance in all respects with the applicable requirements. Moreover, regulation of the healthcare industry is in a state of flux. Any failure or alleged failure to comply with applicable laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

We are unable to predict or determine the future course of federal, state and local regulation, legislation or enforcement or what additional federal or state legislation or regulatory initiatives may be enacted in the future relating to our business or the healthcare industry in general, or what effect any such legislation or regulation might have on us. We cannot provide any assurance that federal or state governments will not impose additional restrictions or adopt interpretations of existing laws that could have a material adverse effect on our business or financial position. Consequently, any future change, interpretation or any violation (or alleged violation) of law and regulations could have a material adverse affect on our business, financial condition and results of operations. The following are particular areas of government regulation that apply to our business.

Medicare Prescription Drug, Improvement and Modernization Act.

Medicare legislation.    On December 8, 2003, the MMA was signed into law. This complex legislation made many significant structural changes to the Federal Medicare program, including providing for a Medicare prescription drug benefit. Under the MMA, PDP sponsors were selected by CMS through a bidding process and beneficiaries will have a choice between at least two plans in the area in which they live. CMS announced the results of the bidding process and the selected PDPs through a press release on September 23, 2005. PDPs began marketing their services to eligible patients in October and beneficiaries began enrolling in PDPs on November 15, 2005.

Effective January 1, 2006 under the MMA, Medicaid coverage of prescription drugs for Medicaid beneficiaries who are also eligible for Medicare will be shifted to the Medicare program. Medicaid drug coverage ends for people who also have or are eligible for Medicare on December 31, 2005. These enrollees are referred to as “dual eligibles”. Currently, dual eligibles fill their prescriptions through their state Medicaid programs. In general, dual eligibles are persons who (1) have low income qualifying them for Medicaid benefits and (2) also qualify for Medicare because they have chronic illnesses and disabilities, or they are over age 65. Currently, Medicare helps pay for basic health care services, like physician and hospital care, while Medicaid fills Medicare’s gaps and covers services and supplies, like prescription drugs, not covered by Medicare. We have not been able to determine the exact number of our patients who are dual eligible and may not be able to quantify this patient population until Part D takes effect.

We believe that dual eligibles began receiving information about the plans available to them in October 2005. Dual eligibles may sign up for a PDP on their own, but if they do not do so, the Secretary of Health and Human Services is required to enroll them automatically in a PDP on a random basis. We intend to contract either directly or indirectly with these PDPs to qualify us to provide pharmacy services to persons with HIV/AIDS in the regions surrounding our pharmacies. There is also an “any willing provider” requirement for pharmacy participation in Medicare Part D—that is, a PDP must allow participation by any pharmacy that meets the terms and conditions for participation that the plan has established. We will be subject to the terms and conditions of each of the agreements we may negotiate with the PDPs. Termination of our agreements with PDPs could affect our profitability. We will attempt to negotiate favorable reimbursement rates for the services we provide under Medicare Part D. However, we may not have a negotiated price with all of the PDPs in which our patients are enrolled or will be enrolled and our reimbursement under PDPs with whom we do not have negotiated contracts is uncertain at this time. Based on experience for the first three weeks of January, our reimbursement rates under Medicare Part D are lower than the current reimbursement rates available under the various state Medicaid programs in which we participate.

We intend to notify our customers about the PDPs with which we have contracted and to educate them about which PDPs provide coverage that most closely allows them to continue their current prescription regimen. However, regulations strictly regulating the marketing of Part D benefits to beneficiaries may affect our ability to communicate with our patients about these issues. The MMA allows PDPs to establish “preferred pharmacies.” These “preferred pharmacies” are able to offer beneficiaries lower cost sharing amounts. We are currently evaluating the benefits of being identified as a “preferred pharmacy.” The exclusion of the Company as a “preferred pharmacy” in certain situations could affect our profitability.

As a result of shifting prescription drug coverage from Medicaid to Medicare, the MMA could affect our ability to provide pharmacy services to dual eligibles because we have no assurance that the patients we serve currently will enroll in or will be assigned automatically to a PDP with which we have a negotiated contract. Also, dual eligibles are permitted to switch plans each month, if they desire. Medicare Part D may not cover all medications we dispense for persons with HIV/AIDS. CMS has stated that its policy requiring all or substantially all antiretrovirals available to patients as of January 1, 2006 to be included on all PDP formularies will be reevaluated in 2007. State Medicaid programs may at their discretion provide coverage for medications not covered by Medicare Part D, but we have no assurance that they will do so.

It is possible that various state AIDS Drug Assistance Programs (ADAP) will provide payment for certain items and services not covered by Medicare Part D. ADAPs can cover Medicare PDP premiums, deductibles, coinsurance and co-pays. Certain ADAP recipients may also be Medicare beneficiaries and will need to enroll in a PDP to continue to be eligible for and supplement their ADAP coverage. We will work with the various state ADAP and Medicaid programs to ensure coverage of our drugs, if possible.

We have described only those provisions of the MMA that we believe to be applicable to our business at this time. There may be other provisions of the legislation or the implementing regulations that may impact our business by decreasing net sales or increasing operational expenses. The impact of the MMA depends upon a variety of factors, including the nature of the implementing regulations. Because of the broad scope and phased-implementation of key provisions in the MMA, we are not in a position to assess fully its impact on our business or profitability. We are engaged in extensive and continuous evaluation of this legislation and the related regulations. We are exploring various opportunities to address the changes created by MMA, including pursuing contracts at favorable reimbursement rates with all PDPs and pursuing legislative means to permit the states to make additional payments to pharmacies for services such as those that we provide to Medicare Part D beneficiaries who are being treated for HIV/AIDS. We are in the process of evaluating the impact MMA may have on our financial position or results of operations, and this assessment will require us to expend time and resources.

The MMA is a complex and new law that remains subject to interpretation from regulators in charge of overseeing its implementation including CMS. CMS is in the process of publishing guidance to both providers and beneficiaries. Because CMS is not a rulemaking body, it is uncertain whether all the guidance issued by CMS is enforceable. Accordingly, it is not possible to quantify fully the effect of potential legislative changes, the interpretation or administration of such legislation, or any other governmental initiatives on our business. We can provide no assurance that the impact of any future healthcare legislation or regulation will not adversely affect our business or profitability. There can be no assurance that payments under governmental and private third-party payor programs will be timely, or will remain at levels similar to present levels.

Reform.    The U.S. healthcare industry continues to undergo significant change. Future changes in the nature of the health system could reduce our net sales and profits. We cannot provide any assurance as to the ultimate content, timing or effect of any healthcare reform legislation including sweeping changes to the Medicaid or Medicare programs, nor is it possible at this time to estimate the impact on us of potential legislation, which may be material. Further, although we exercise care in structuring our operations to comply in all material respects with all applicable laws and regulations, we can not assure you that (i) government officials charged with responsibility for enforcing such future laws will not assert that we or certain transactions in which we are involved are in violation thereof, and (ii) such future laws will ultimately be interpreted by the courts in a manner consistent with our interpretation. Therefore, it is possible that future legislation and regulation and the interpretation thereof could have a material adverse effect on us. We are unable to predict whether any such legislative proposals will be enacted.

Prescription Drug Marketing Act.    This federal law exempts many drug and medical devices from federal labeling and packaging requirements, as long as they are not adulterated or misbranded and were prescribed by a physician. The law also prohibits the sale, purchase or trade of drug samples that are not intended for sale or intended to promote the sale of the drug. Records must be kept of drug sample distribution, and proper storage and maintenance methods used. To the extent that this law applies to us, we believe that we comply with the documentation, record keeping and storage requirements.

Liability Insurance.    Providing healthcare services and products entails an inherent risk of liability. In recent years, participants in the healthcare industry have become subject to an increasing number of lawsuits, many of which involve large claims and significant defense costs. We may from time to time be subject to such suits as a result of the nature of our business. We maintain general liability insurance, including professional and product liability, in an amount deemed adequate by our management. There can be no assurance, however, that claims in excess of, or beyond the scope of, our insurance coverage will not arise. In addition, our insurance policies must be renewed annually. Although, we have not experienced difficulty in obtaining insurance coverage in the past, there can be no assurance that we will be able to do so in the future on acceptable terms or at all.

Federal Food, Drug, and Cosmetic Act.    This law, as amended by the Prescription Drug Marketing Act, imposes requirements for the labeling, packaging and repackaging, dispensing, advertising and promotion of prescription medication; and also prohibits, among other things, the distribution of unapproved, adulterated or misbranded drugs. In the past, the Food and Drug Administration, or the FDA, has viewed particular combination packaging arrangements as constituting new drugs that must be tested and labeled in the packaged combination. On occasion, the FDA also has sought to apply drug compounding guidance to analogous arrangements. We believe that sufficient legal authority, and pharmacy industry practice, supports our position that our activities in packaging the combination of drugs prescribed by physicians do not require the FDA approval or registration by us with the FDA as a manufacturer. However, the FDA may disagree with this interpretation and we could be required to defend our position and possibly to alter our practices; although no such action has ever been initiated against us. To the extent that this law applies to us, we believe that we comply with a reasonable interpretation of the repackaging, labeling, compounding, documentation, record-keeping and storage requirements. Finally, to the extent we engage in co-marketing arrangements with pharmaceutical manufacturers regulated by the FDA, we are required to maintain our independence to ensure that any reference to specific products used in combination does not constitute illegal off-label promotion in the view of the FDA.

Federal Controlled Substances Act.    This federal law contains pharmacy registration, packaging and labeling requirements, as well as record-keeping requirements related to a pharmacy’s inventory and its receipt and disposition of all controlled substances. Each state has also enacted similar legislation governing pharmacies’ handling of controlled substances. We maintain federal and state controlled substance registrations for each of our facilities where applicable, and follow procedures intended to comply with all such record keeping requirements.

Federal Mail Order Provisions.    Federal law imposes standards for the labeling, packaging and repackaging, advertising and adulteration of prescription drugs; and the dispensing of controlled substances and prescription drugs. The United States Postal Service and the Federal Trade Commission regulate mail order sellers, requiring truth in advertising, a reasonable supply of drugs to fill orders, the consumer’s right to a refund if an order cannot be filled within 30 days, and in certain cases, child-resistant packaging. To the extent applicable, we believe we substantially comply with these requirements.

Pharmacy Drug Use Review Law.    Federal law requires that states offering Medicaid prescription drug benefits implement a drug use review program. The program requires “before and after” drug use reviews and the use of certain approved compendia and peer-reviewed medical literature as the source of standards for such drug use reviews. States offering Medicaid prescription drug benefits must develop standards for pharmacy patient counseling and record-keeping. These standards apply as well to non-resident pharmacies. We believe our pharmacists monitor these requirements, provide the necessary patient counseling and maintain the appropriate records.

Anti-Kickback Laws.    We are subject to various laws that regulate our relationships with referral sources such as physicians, hospitals and other providers of healthcare services. Under the government payment programs for healthcare services (Medicare, Medicaid, ADAP, etc.), the federal government enforces the federal statute that prohibits the offer, payment, solicitation or receipt of any remuneration to or from any person or entity, directly or indirectly, overtly or covertly, in cash or in kind to induce or exchange for the referral of patients covered by the programs; or the purchasing, leasing, ordering, or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by the programs. Violations by individuals or entities are punishable by criminal fines, civil penalties, imprisonment or exclusion from participation in reimbursement programs, such as Medicaid.

States also have similar laws proscribing kickbacks, some of which are not limited to services for which government-funded payment may be made. State laws (and their respective exceptions or safe harbors) vary and are subject to interpretations of courts or regulatory agencies.

Anti-kickback laws are very broad in scope and are subject to modifications and variable interpretations. In an effort to clarify the federal anti-kickback law, the Department of Health and Human Services, or DHHS, has adopted a set of “safe harbor” rules, which specify various payment practices that are protected from civil or criminal liability. A practice that does not fall within a safe harbor is not necessarily unlawful, but may be subject to scrutiny and challenge. Failure to satisfy the requirements of a safe harbor requires an analysis of whether the parties intend to violate the anti-kickback law. In the absence of an applicable safe harbor, a violation of the anti-kickback law may occur even if only one purpose of a payment arrangement is to induce patient referrals or purchases or to induce the provision of a prescription drug reimbursable by a federal healthcare program such as Medicaid. Anti-kickback laws have been cited as a partial basis, along with the state consumer protection laws discussed below, for investigations and multi-state settlements relating to financial incentives provided by drug manufacturers to retail pharmacies in connection with pharmaceutical marketing programs. We review our business practices regularly to comply with the federal anti-kickback law and similar state laws. We have a variety of relationships with referral sources, such as physicians, clinics and hospitals. As we grow, we may pursue additional arrangements with such parties. Where applicable, we will attempt to structure these relationships to fit into the appropriate safe harbor; however, it is not always possible to meet all of the requirements of a safe harbor. While we believe that our relationships comply with the anti-kickback laws, if we are found to violate any of these laws, we could suffer penalties, fines, or possible exclusion from participation in federal and state healthcare programs, which could reduce our net sales and profits.

Health Insurance Portability and Accountability Act of 1996, or HIPAA.    Among other things, HIPAA broadened the scope of the DHHS Secretary’s power to impose civil monetary penalties on healthcare providers, and added an additional category to the list of individuals and entities who may be excluded from participating in any federal healthcare program like Medicaid. HIPAA encourages the reporting of healthcare fraud by allowing reporting individuals to share in any recovery made by the government, and requires the DHHS Secretary to create new programs to control fraud and abuse and conduct investigations, audits and inspections. HIPAA also defined new healthcare fraud crimes including expanding the coverage of previous laws by, among other things, to include:

•	knowingly and willfully attempting to defraud any healthcare benefit program (including government and private, commercial plans); and

•	knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false or fraudulent statements in connection with claims and payment for healthcare services by a healthcare benefit plan (including government and private, commercial plans).

We believe that our business arrangements and practices comply with these HIPAA provisions. However, a violation could subject us to penalties, fines, or possible exclusion from Medicaid. Such sanctions could reduce our net sales or profits.

OIG Fraud Alerts and Advisory Opinions.    The Office of Inspector General, or OIG, of DHHS periodically issues Fraud Alerts and Advisory Opinions identifying certain questionable arrangements and practices that it believes may implicate the federal fraud and abuse laws. In a December 1994 Special Fraud Alert relating to “prescription drug marketing schemes,” the OIG stated that investigation may be warranted when a prescription drug marketing activity involves the provision of cash or other benefits to pharmacists in exchange for such pharmacists’ performance of marketing tasks in the course of their pharmacy practice, including, for example, sales-oriented “educational” or “counseling” contacts or physician and/or patient outreach where the value of the compensation is related to the business generated. We believe that we have structured our business arrangements to comply with federal fraud and abuse laws. However, if we are found to have violated any of these laws, we could suffer penalties, fines or possible exclusion from the Medicaid or other government programs, which could adversely affect our operations.

State Unfair and Deceptive Trade Practices and Consumer Protection Laws.    State laws regulating unfair and deceptive trade practices and consumer protection statutes have been used as bases for the investigations and multi-state settlements relating to pharmaceutical industry promotional drug programs in which pharmacists are provided incentives to encourage patients or physicians to switch from one prescription drug to another. We do not participate in any such programs. A number of states involved in these consumer protection driven enforcement actions have requested that the FDA exercise greater regulatory oversight in the area of pharmaceutical promotion activities by pharmacists. It is not possible to determine whether the FDA will act in this regard or what effect, if any, FDA involvement would have on our operations.

The Stark Law.    Federal law prohibits physicians from making a referral for certain health items or services if they, or their family members, have a financial relationship with the entity receiving the referral. No bill may be submitted in connection with a prohibited referral. Violations are punishable by civil monetary penalties upon both the person making the referral and the provider rendering the service. Such persons or entities are also subject to exclusion from federal healthcare programs, such as Medicaid. In 1995, CMS published final regulations under the Stark Law, known as Stark I, which provide some guidance on interpretation of the scope and exceptions of the Stark Law as they apply to clinical laboratory services. In addition, CMS released Phase I of the Stark II final regulations which became effective, in large part on January 4, 2002, and which covers additional health services, including outpatient prescription drugs, and describes the parameters of the statutory exceptions in more detail and sets forth additional exceptions for physician referrals and physician financial relationships. Phase II of the Stark II final regulations became effective on July 26, 2004. Phase II clarifies portions of Phase I, addresses certain exceptions to the Stark Law not addressed in Phase I, and creates several new exceptions. As a result of the Phase II’s comment period and the fact that Phase II did not address application of the Stark Law to Medicaid, CMS plans to release Phase III regulations at a future date. Another feature of the Phase II regulations is that they include new provisions relating to indirect ownership and indirect compensation relationships between physicians and entities offering designated health services. These provisions are complex and have not been interpreted by the courts. We believe that we have structured our relationships with physicians to comply with these Phase II provisions.

Additionally, a number of states have enacted similar referral prohibitions, which may cover financial relationships between entities and healthcare practitioners other than physicians, as well. The Stark Law applies to our relationships with physicians and physician referrals for our products and services. We believe we have structured our relationships to comply with the Stark Law as well as the applicable state provisions similar to the Stark Law. However, if our practices are found to violate the Stark Law or a similar state prohibition, we may be subject to sanctions or be required to alter or discontinue some of our practices. This could reduce our net sales or profits.

Beneficiary Inducement Prohibition.    The federal civil monetary penalty law prohibits the offering of remuneration or other inducements to beneficiaries of federal healthcare programs to influence the beneficiaries’ decision to seek specific governmentally reimbursable items or services, or to choose a particular provider. The federal civil monetary penalty law and its associated regulations exclude items provided to patients to promote the delivery of preventive care. However, permissible incentives do not include cash or cash equivalents. From time to time, we loan some items at no charge to our patients to assist them with adhering to their drug therapy regimen. Although these items are not expressly included on the list of excluded items set forth in the statute and regulations, we nevertheless believe that our provision of these items does not violate the civil monetary penalty law and regulations in part because we do not believe that providing these items is likely to influence patient choice of goods or services. A determination that we violated the statute or regulations, however, could result in sanctions that reduce our net sales or profits.

False Claims; Insurance Fraud Provisions.    We are also subject to federal and state laws prohibiting individuals or entities from knowingly and willfully making claims for payment to Medicare, Medicaid, or other third-party payors that contain false or fraudulent information. These laws provide for both criminal and civil penalties, including exclusion from federal healthcare programs such as Medicaid, and being required to repay previously collected amounts. The Federal False Claims Act contains a provision encouraging private individuals to file suits on behalf of the government against healthcare providers such as us. Federal false claims actions may be based on underlying violations of the kickback and/or self-referral prohibitions, as well. State law also proscribes fraudulent acts against third-party payors, including the ADAP and Medicaid programs. Healthcare providers who submit claims which they knew or should have known were false, fraudulent, or for items or services that were not provided as claimed, may be excluded from Medicaid, required to repay previously collected amounts, and subject to substantial civil monetary penalties.

Government Investigations.    The government increasingly examines arrangements between healthcare providers and potential referral sources to determine whether they are designed to exchange remuneration for patient care referrals. Investigators are increasingly willing to look behind formalities of business transactions to determine the underlying purpose of payments. Enforcement actions have increased over the years and are highly publicized. The pharmaceutical industry continues to garner much attention from federal and state governmental agencies. In its Fiscal Year 2002 Work Plan, the OIG identified “pharmaceutical fraud” as one of its “special focus areas” and committed itself to conduct further assessments relating to Medicaid medication reimbursement issues. In the OIG’s 2003, 2004, and 2005 Work Plans, the OIG emphasized its continuing focus on pharmaceutical fraud. The Department of Justice has “identified prescription drug issues” (including product substitution without authorization, controlled substances controls, free goods/diversion, medication errors, sale of samples, and contracting with pharmacy benefit management companies) as being among the “top 10” areas in the healthcare industry meriting the Department’s attention.

The relationships between drug manufacturers and providers of healthcare, including pharmacies, physicians, and hospitals, are under increased government scrutiny. In 2003, the OIG published the Compliance Program Guidance for Pharmaceutical Manufacturers. Any relationships we develop with pharmaceutical companies should be consistent with such guidelines.

In addition to investigations and enforcement actions initiated by government agencies, we could be the subject of an action brought under the Federal False Claims Act by a private individual (such as a former employee, a customer or a competitor) on behalf of the government. Actions under the Federal False Claims Act, commonly known as “whistleblower” lawsuits, are generally filed under seal to allow the government adequate time to investigate and determine whether it will intervene in the action, and defendant healthcare providers are often without knowledge of such actions until the government has completed its investigation and the seal is lifted.

Privacy and Confidentiality; Electronic Transactions and Security.    Many of our activities involve the receipt or use of confidential health information, including the transfer of the confidential information to a third-party payor program, such as Medicaid. DHHS has promulgated regulations implementing what are commonly referred to as the Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, concerning the maintenance, transmission, privacy and security of electronic health information, particularly individually identifiable information. Each state may also have similar, but more stringent statutes and regulations governing the maintenance, transmission, privacy and security of electronic health information, including individually identifiable information. Pursuant to the privacy provisions of HIPAA, DHHS promulgated regulations that had a compliance deadline of April 14, 2003 and that impose extensive requirements on the way in which healthcare providers, health plans and their business associates use and disclose protected health information. This final rule gives individuals significant rights to understand and control how their protected health information is used and disclosed. Direct providers, such as pharmacies, must obtain an acknowledgement from their patients that the patient has received the pharmacy’s Notice of Privacy Practices. For most uses and disclosures of protected health information that do not involve treatment, payment or healthcare operations, the rule requires that all providers and health plans obtain a valid individual authorization. In most cases, use or disclosure of protected health information must be limited to the minimum amount necessary to achieve the purpose of the use or disclosure. In addition, if we choose to distribute medications through new distribution channels such as the Internet, we will have to comply with government regulations that exist now and that may be promulgated in the future. Standards are provided for removing all individually identifiable health information in order to produce de-identified data that may be transferred without obtaining the patient’s authorization. Sanctions for failing to comply with the privacy standards issued pursuant to HIPAA include criminal penalties and civil sanctions. We have implemented certain privacy protections with respect to HIPAA privacy regulations. However, we cannot provide assurance that we have complied with all of the HIPAA privacy requirements. Any failure to comply could subject us to enforcement actions, including civil and criminal penalties, and could cause us to incur expense in changing our medical records system or information management systems.

In addition to the federal health information privacy regulations described above, most states have enacted confidentiality laws that limit the disclosure of confidential medical information. The final privacy rule under HIPAA does not preempt state laws regarding health information privacy that are more restrictive than HIPAA. The failure to comply with these federal and state provisions could result in the imposition of administrative or criminal sanctions.

On October 16, 2002 (which was extended to October 16, 2003 for those providers who submitted a “plan” describing how they will come into compliance) all healthcare providers who transmit certain protected health claims transactions electronically were required to comply with the HIPAA final regulations establishing transaction standards and code sets.

In addition, pursuant to HIPAA, in February 2003, DHHS issued regulations pursuant to HIPAA that govern the security of protected health information that is maintained or transmitted electronically. The compliance date for these regulations is April 20, 2005. The regulations impose additional administrative burdens on healthcare providers, such as pharmacies, relating to the storage and utilization of, and access to, health information. We believe that we have implemented reasonable measures to secure the protected health information that we maintain or transmit, however, we cannot provide assurance that we will be in compliance with all of the HIPAA security rule on April 20, 2005, and these HIPAA security regulations may require that we invest significant capital in upgrading information systems hardware, software and procedures. Any failure to comply could subject us to enforcement actions, including civil penalties.

On September 23, 2005, the Department of Health and Human Services published in the Federal Register a proposed rule that adds to the HIPAA transaction standards regulations and describes the requirements that health plans, covered health care providers, and health care clearinghouses would have to meet to comply with the statutory requirement to use standard codes and formats for electronic claims attachment transactions, and to facilitate the transmission of certain types of detailed clinical information to support an electronic health care claim. We are evaluating the applicability of this rule to our operations. There is no assurance that the rule will be adopted in its proposed form. If applicable, we will endeavor to comply with the rule. On January 23, 2004, CMS published a rule announcing the adoption of the National Provider Identifier as the standard unique health identifier for healthcare providers to use in filing and processing healthcare claims and other transactions. This rule was effective May 23, 2005 with a compliance date of May 23, 2007. In addition to those discussed here, from time to time, new standards and regulations may be adopted governing the use, disclosure and transmission of health information. We will endeavor to comply with all such requirements. We cannot, however, estimate the cost of compliance with such standards or determine if implementation of such standards will result in an adverse effect on our operations or profitability. Any failure to comply could subject us to enforcement actions, including civil penalties.

Developments in Health Information Technology.    Healthcare providers are increasingly utilizing technology to make healthcare safer and more efficient. Health information technology initiatives include e-prescribing, which allows healthcare providers to transmit prescriptions electronically to a pharmacy rather than writing them on paper. E-prescribing products, services and arrangements must be compliant with numerous laws and regulations, including the final HIPAA security regulations, the federal anti-kickback law, and the Stark law. On October 11, 2005, the Department of Health and Human Services, Office of Inspector General, published a proposed rule establishing a safe harbor for providers who receive non-monetary remuneration necessary to set up and operate e-prescribing systems. Specifically, the proposed safe harbor would protect certain arrangements involving hospitals, group practices, PDP sponsors and Medicare Advantage (MA) organizations that provide to specified recipients (such as prescribing health care professionals, pharmacies and pharmacists) certain non-monetary remuneration in the form of hardware, software or information technology and training services necessary and used solely to receive and transmit electronic prescription drug information. There can be no assurance that the proposed rule will be adopted as final. On October 11, 2005, CMS published a proposed rule to create an exception to the physician self-referral prohibition for certain arrangements in which a physician receives necessary non-monetary remuneration that is used solely to receive and transmit electronic prescription drug information. Regardless of how the safe harbor or self-referral exceptions are structured, we believe we will structure all such relationships to comply with the relevant statutes. However, if we are found to violate any of these laws, we could suffer penalties, fines, or possible exclusion from participation in federal and state healthcare programs, which could reduce our net sales and profits. If the safe harbor or self-referral exception were promulgated as proposed, we do not expect either to be available to the Company since the safe harbor will be available to hospitals, group practices, PDP plan sponsors and MA organizations and the self-referral exception will only apply to relationships between physicians and those entities.

Under the MMA, PDPs participating in Part D must comply with national standards to be developed by the Department of Health and Human Services for electronic prescriptions. The final rule adopting standards for an electronic prescription drug program under the MMA was announced on November 1, 2005. Compliance with the standards is voluntary for prescribers and pharmacies, except if such prescribers or pharmacies send or receive prescription-related information electronically for medications covered under Medicare Part D. We will endeavor to comply with all applicable standards for the transmission of electronic prescriptions as such standards are developed. We cannot, however, estimate the cost of compliance with such standards or if implementation of such standards will result in an adverse effect on our operations or profitability.

Regulation of the Practice of Pharmacy

State laws regulate the practice of pharmacy. Pharmacies and pharmacists must obtain state licenses to operate and dispense medications. Our pharmacists are licensed in those states where their activity requires it. Pharmacists must also comply with professional practice rules. We monitor our pharmacists’ practices for compliance with such state laws and rules. We do not believe that the activities undertaken by our pharmacists violate rules governing the practice of pharmacy or medicine. In an effort to combat fraud, New York State recently enacted emergency regulations requiring the use of an official New York State prescription for all prescribing done in-state. The emergency regulations are expected to become permanent. We are licensed to do business as a pharmacy in each state in which we operate a dispensing pharmacy.

Various states have enacted laws and adopted regulations requiring, among other things, compliance with all laws of the states into which the out-of-state pharmacy dispenses medications, whether or not those laws conflict with the laws of the state in which the pharmacy is located. To the extent that such laws or regulations are found to be applicable to our operations, and that such laws of other states where our pharmacies dispense medications are more stringent than those of the states in which our pharmacies are located, we would be required to comply with them. In addition, to the extent that any of these laws or regulations prohibit or restrict the operation of mail service pharmacies and are found to be applicable to us, they could have a harmful effect on our prescription mail service operations, if any. Some federal and state pharmacy associations and some boards of pharmacy have attempted to develop laws or regulations restricting the activity of out-of-state pharmacies.

Laws enforced by the federal Drug Enforcement Administration, as well as some similar state agencies, require our pharmacy locations to individually register in order to handle controlled substances, including prescription drugs. A separate registration is required at each principal place of business where the applicant manufactures, distributes, or dispenses controlled substances. Federal and state laws require that we follow specific labeling and record-keeping requirements for controlled substances. We maintain federal and state controlled substance registrations for each of our facilities that require it, and follow procedures intended to comply with all such record-keeping requirements.

The Company

We were incorporated in Delaware in 1983 under the name The Care Group, Inc. In 1999, upon our exit from bankruptcy, we changed our name to Allion Healthcare, Inc. and focused our business principally on serving HIV/AIDS patients. Our principal executive offices are located at 1660 Walt Whitman Road, Suite 105, Melville, New York 11747, and our telephone number at that address is (631) 547-6520. We also maintain two websites, which can be located at www.allionhealthcare.com and www.momspharmacy.com. We are providing the addresses of these internet websites in this prospectus solely for informational purposes. We do not intend the internet addresses to be active links, and the contents of the websites are not part of this prospectus.

Employees

As of January 20, 2006, we had 148 full-time employees and 20 part-time employees, all of whom were engaged in management, sales, marketing, pharmacy services, customer service, administration or finance. None of our employees are covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage and consider our employee relations to be good.

Facilities

Our principal executive offices are located in Melville, New York, which we have leased through June 30, 2009. Both our executive offices and New York pharmacy operations are located at this site. We lease space in the following locations:

Location	Principal Use	Square Footage	Property Interest
Melville, NY	Pharmacy and Executive Offices	8,215	Leased—expiring August 31, 2009
Gardena, CA	Pharmacy	7,280	Leased—expiring March 1, 2011
Van Nuys, CA	Pharmacy	5,000	Leased—month to month
Miami, FL	Pharmacy	2,700	Leased—expiring November 30, 2008
La Jolla, CA	Billing Center	2,687	Leased—expiring July 1, 2008
San Francisco, CA	Pharmacy	560	Leased—expiring March 31, 2008
San Francisco, CA	Pharmacy	1,800	Leased—expiring February 28, 2007
San Diego, CA	Administration (Oris)	1,000	Leased—expiring June 30, 2008
Seattle, WA	Pharmacy	307	Leased—month-to-month

We acquired our facilities in La Jolla and Van Nuys, California in the acquisition of North American in January 2005. We acquired our facilities in San Francisco, California and Seattle, Washington in the acquisition of Specialty Pharmacies, Inc. in March 2005. We plan to relocate our Torrance, California facility in December 2005 to a pharmacy in Gardena, California. We are in the process of renewing the lease of our Seattle, Washington pharmacy for a one-year term and are in the process of renewing the lease of our Van Nuys, California pharmacy.

At this time, we believe we have adequate space for our current operations. We plan to renew these leases or move to other comparable space.

Legal Proceedings

New York Medicaid Audit.    In May 2004, we were notified that our MOMS Pharmacy subsidiary in New York was the subject of an audit and review being conducted by the New York State Department of Health. As part of the audit, the Department withheld payment of certain Medicaid claims we had submitted. The Department refunded $800,000 of the $920,000 which it initially withheld. We settled this audit in July 2005 for approximately $120,000 and do not believe we have any continuing liability to the department.

In addition to the matter noted above, we are involved from time to time in legal actions arising in the ordinary course of our business. We currently have no pending or threatened litigation that we believe will result in an outcome that would materially affect our business. Nevertheless, there can be no assurance that future litigation to which we become a party will not have a material adverse effect on our business.

MANAGEMENT

The following table sets forth the names, ages and principal positions of our directors and executive officers:

Name	Age	Positions
Michael P. Moran	45	Chairman, Chief Executive Officer and President
John W. Colloton (1)(3)(2)	74	Director
John Pappajohn	77	Director
Derace Schaffer, M.D. (1)(2)(3)	58	Director
Harvey Z. Werblowsky, Esq. (2)(3)	57	Director
Robert E. Fleckenstein, RPh	52	Vice President, Pharmacy Operations
MikeLynn Salthouse, RN	50	Executive Vice President, Oris Sales
James G. Spencer	37	Chief Financial Officer, Secretary and Treasurer

(1)	Member of Audit Committee

(2)	Member of Nominating and Corporate Governance Committee

(3)	Member of Compensation Committee

Michael P. Moran has served as our Chairman, Chief Executive Officer and President and as a member of our board of directors since 1997. From 1996 to 1997, Mr. Moran was a Regional Vice President at Coram Healthcare, Inc. From 1990 to 1996, Mr. Moran was a Regional Vice President for Chartwell Home Therapies, Inc. Prior to 1990, Mr. Moran held various sales and management positions at Critical Care America, Inc. Mr. Moran received a B.A. in management from Assumption College.

John W. Colloton has served as one of our directors since 2004. He is currently Director Emeritus of the University of Iowa Hospitals and Clinics, and serves as the lead director of Wellmark, Inc. (Iowa-South Dakota Blue Cross & Blue Shield). From 1989 to 2003, Mr. Colloton served as a director of Baxter International Inc. and from 1997 to 2002, he served as a director of Radiologix, Inc. From 1971 to 1993, Mr. Colloton served as the director of the University of Iowa Hospitals and Clinics, and from 1993 through the year 2000, he served as vice president of the University of Iowa for Statewide Health Services. Mr. Colloton received his B.A. in business administration from Loras College and a master’s degree in hospital administration from the University of Iowa.

John Pappajohn has served as one of our directors since 1996. Since 1969, Mr. Pappajohn has served as the president and principal stockholder of Equity Dynamics, Inc., a financial consulting firm, and the sole owner of Pappajohn Capital Resources, a venture capital firm. Mr. Pappajohn has served on the boards of directors of over 40 public companies and currently serves as a director of the following public companies: Healthcare Acquisition Corp., MC Informatics, Inc., PACE Health Management Systems, Inc. and Patient Infosystems, Inc. Mr. Pappajohn has been an active private equity investor in healthcare companies for more than 30 years. Mr. Pappajohn has been a founder in several public healthcare companies such as Caremark Rx, Inc., Quantum Health Resources, and Radiologix, Inc. Mr. Pappajohn received his B.A. in business from the University of Iowa.

Derace Schaffer, M.D. has served as one of our directors since 1996. Dr. Schaffer is the founder and Chief Executive Officer of The Lan Group, a venture capital firm specializing in healthcare and high technology investments. Dr. Schaffer currently serves as a director of the following public companies: Healthcare Acquisition Corp. and Patient Infosystems, Inc. He has served as chairman of several healthcare companies including, Radiologix, Inc. when the company was private. Dr. Schaffer served as Chief Executive Officer and Chairman of the Board of Ide Imaging Group, P.C. from 1980 to 2001. Dr. Schaffer has served as a director on many healthcare services and technology companies. Dr. Schaffer received his postgraduate radiology training at Harvard Medical School and Massachusetts General Hospital, where he served as Chief Resident. Dr. Schaffer is currently also a Clinical Professor of Radiology at Weill Cornell Medical School.

Harvey Z. Werblowsky, Esq. has served as one of our directors since 2004. Since December 2003, he has been the general counsel of Kushner Companies, a real estate organization. From December 1990 until December 2003, Mr. Werblowsky was a partner at the law firm of McDermott Will & Emery LLP.  Mr. Werblowsky received a B.A. from Yeshiva University and a J.D. from New York University School of Law.

Robert E. Fleckenstein, RPh has served as our Vice President, Pharmacy Operations since December 2003 and is responsible for our national pharmacy operations. Mr. Fleckenstein has held positions in pharmacy management for 20 years, with over 10 of those years in specialty pharmacy. In 2003, he served as Account Manager for US Oncology, Inc. From 2000 to 2002, Mr. Fleckenstein served as Vice President of Operations for CVS ProCare at its Pittsburgh distribution center. From 1997 to 2000, he served as Director of Pharmacy Services for Stadtlanders Drug Company. Prior to 1997, Mr. Fleckstein held various management level positions in specialty and hospital pharmacy companies. Mr. Fleckstein received his B.S. in Pharmacy from the University of Pittsburgh and his M.B.A. from the Katz Graduate School of Business at the University of Pittsburgh.

MikeLynn Salthouse, RN has served as our Executive Vice President, Oris Sales since November 2005 and, prior to that time, had served as our Vice President, HIV Sales since 2002. Ms. Salthouse has worked in the pharmaceutical industry for 20 years, including nine years with Stadtlanders and CVS ProCare, where she served as Vice President, Sales, and Vice President, Business Development. Prior to 1993, Ms. Salthouse held sales management positions with both Ivonyx and Clinical Homecare, infusion service companies, as well as various sales and management positions at McNeil Consumer Products, a division of Johnson & Johnson. Ms. Salthouse attended Loma Linda University and graduated from Riverside College, both in Southern California.

James G. Spencer has served as our Chief Financial Officer, Secretary and Treasurer since 2004. From October 2003 to May 2004, Mr. Spencer served as a consultant to us until becoming Chief Financial Officer. From 2002 until 2003, Mr. Spencer served as a Vice President in the Health Care Investment Banking Group for Thomas Weisel Partners LLC. From 1999 to 2002, he served as Vice President in the Health Care Investment Banking Group for Credit Suisse First Boston. Prior to 1999, Mr. Spencer worked at Alex. Brown and Sons in Health Care Investment Banking. Mr. Spencer received his M.B.A. from The Wharton School of the University of Pennsylvania and his B.S. in Economics and Management Statistics from the University of Maryland.

A majority of our directors are “independent” in accordance with Nasdaq National Market requirements.

Election of Directors

Our amended and restated certificate of incorporation provides that our board of directors shall initially consist of three directors and our third amended and restated bylaws give the board of directors the authority to fix the number of directors that constitutes the board of directors from time to time. Currently, our board of directors is comprised of five directors following the resignation of James B. Hoover effective January 18, 2006. Mr. Hoover resigned over a disagreement regarding compensation of non-employee directors, changes to committee chairmanships and committee composition, scheduling of committee meetings and other matters including the approval of the offering and our budget process, all of with which we disagree and discuss in the Form 8-K filed by us on January 23, 2006. Any additional directorships resulting from an increase in the number of directors may only be filled by the directors then in office. In accordance with the terms of our amended and restated certificate of incorporation, stockholders will elect each of our directors at the annual meeting of stockholders, or special meeting in lieu thereof. Each director serves until his successor is elected and qualified or until his earlier death, resignation or removal.

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal controls and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and determines whether the accountants are independent of management. The audit committee currently consists of Messrs. Colloton and Dr. Schaffer, each of whom is an independent member of our board of directors. Mr. Colloton serves as the chairperson of our audit committee, and our board of directors has determined that Mr. Colloton meets the definition of an “audit committee financial expert,” as defined by the SEC. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, Rule 4350(d)(4) and other applicable rules and regulations of the Nasdaq National Market and SEC rules and regulations. Pursuant to Rule 4350(d)(4), the audit committee will be comprised solely of two independent directors until its next annual meeting of stockholders or one year from January 18, 2006.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our executive officers. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans. The current members of the compensation committee are Messrs. Werblowsky, Colloton and Dr. Schaffer, each of whom is an independent director. Mr. Werblowsky serves as the chairperson of our compensation committee. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with, the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq National Market and SEC rules and regulations.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and corporate governance committee are Messrs. Werblowsky, Colloton and Dr. Schaffer. Dr. Schaffer serves as the chairperson of our nominating and corporate governance committee. We believe that the composition of our nominating and corporate governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with, the applicable requirements of the Nasdaq National Market and SEC rules and regulations.

The audit committee, the compensation committee and the nominating and corporate governance committee each has adopted a written charter that further describes its function and responsibilities. You may obtain copies of these charters by going to the “Investor Relations” section of our website located at www.allionhealthcare.com.

We have adopted a Code of Ethics that applies to all of our directors, officers and employees including our senior financial officers. Our Code of Ethics has been filed with the SEC and is also available on our website located at www.allionhealthcare.com. See our discussion under the heading “Where You Can Find More Information” at page 83 for a discussion of how to access information from the SEC’s website.

Director Compensation

We do not have a formal policy regarding compensation of our directors for their service as directors. Historically, our non-employee directors have each been granted options to purchase 50,000 shares of common stock pursuant to our 1998 Stock Option Plan and 2002 Stock Incentive Plan as compensation for their initial term serving on our board of directors. These options have an exercise price ranging from $2.00 to $6.00 per share approximating the fair market value as of the date of grant, and vest monthly in equal amounts over either a two or three-year period, beginning one month following the date such option is granted, and cease vesting when a director ceases to serve on our board of directors. Historically, we also granted our non-employee directors options to purchase 20,000 shares of common stock pursuant to our 1998 Stock Option Plan and our 2002 Stock

Incentive Plan for each additional year that such director is re-elected. These options have an exercise price approximating the fair market value as of the date of grant, and vest monthly in equal amounts over a one-year period. Our non-employee directors have not received any other compensation for their service as directors. We reimburse all directors for expenses incurred in connection with attending meetings. Directors who are employees or affiliates of ours have not received any compensation for their services as a director, other than Mr. Pappajohn, who may be deemed an affiliate. Accordingly, Mr. Moran has not been compensated for his services as a director.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity. Additionally, no member of our compensation committee was during 2004, or formerly, an officer or employee of ours or any of our subsidiaries.

In January 2000, we issued warrants to purchase 375,000 shares of our common stock to John Pappajohn, a director, as consideration for his guarantee of a $1.5 million credit facility with West Bank. These warrants are exercisable at a price of $1.00 per share. As consideration for the renewal of the guaranty, we issued warrants to purchase 125,000 shares of common stock to Mr. Pappajohn in July 2003, exercisable at a price per share of $5.00. In March 2005, when West Bank agreed to extend the maturity of its loan to September 2005, Mr. Pappajohn agreed to keep his guaranty in place through September 2005. As consideration for continuing his guaranty, in April 2005 we issued warrants to Mr. Pappajohn to purchase 100,000 shares of common stock, exercisable at a price equal to $13.00 per share.

Limitations on Directors’ Liability and Indemnification

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our third amended and restated bylaws provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. Our third amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in his or her capacity as an officer, director, employee or other agent. We maintain liability insurance that insures our directors and officers against certain losses and that insures us against our obligation to indemnify our directors and officers.

The limited liability and indemnification provisions in our amended and restated certificate of incorporation and the third amended and restated by-laws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of us pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Summary Compensation Table

The following table sets forth certain elements of compensation paid by us during the years ended December 31, 2004, 2003 and 2002 to our Chief Executive Officer, and our three most highly compensated executive officers other than our Chief Executive Officer. We refer to these executives as the “named executive officers” elsewhere in this prospectus.

	Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Other Annual Compensation ($)(2)		Securities Underlying Options (#)
Michael P. Moran, Chairman, Chief Executive Officer President	2004 2003 2002	$ $ $	251,924 247,483 247,569	$ $ $	100,000 100,000 0	$ $ $	0 0 0	0 0 50,000

James G. Spencer, (3) Chief Financial Officer Secretary and Treasurer	2004		$151,538		$20,000		$2,513	125,000

MikeLynn Salthouse, (4) Executive Vice President, Oris Sales	2004 2003 2002	$ $ $	169,204 150,000 40,385	$ $ $	10,000 0 0	$ $ $	7,200 7,200 1,650	40,000 0 75,000

Robert E. Fleckenstein, (5) RPh, Vice President, Pharmacy Operations	2004		$131,000		$18,750		$0	50,000

(1)	Bonuses were paid at the discretion of the compensation committee from time to time during 2004 based on merit-based performance. We do not have a written bonus plan. In August 2005, the compensation committee recommended and the board of directors approved a one-time cash bonus to Mr. Moran and Mr. Spencer in the amounts of $100,000 and $50,000, respectively.

(2)	For the years presented, perquisites and other personal benefits did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for the named executive officer.

(3)	Mr. Spencer became our Chief Financial Officer on May 18, 2004. The amount shown in the table above represents the amount we paid Mr. Spencer from May 20 through December 31, 2004. In addition to the amount shown above, Mr. Spencer served as a consultant to us from January 1 until May 17, 2004, during which time he was paid a fee of $23,681. We pay 100% of the premiums for Mr. Spencer’s healthcare insurance plan in lieu of his participation in company-sponsored plans. In 2004, we paid $2,513 of health insurance premiums for Mr. Spencer. The amount we pay for Mr. Spencer’s coverage is less than the amount that we would be required to pay had he elected to be covered by the healthcare insurance that we make available to all of our employees. All of our other named executive officers except Mr. Spencer receive healthcare insurance that is identical to what we offer all of our employees.

(4)	The amounts shown for “Other Annual Compensation” reflect amounts paid to Ms. Salthouse for an annual automobile allowance.

(5)	Mr. Fleckenstein became our Vice President, Pharmacy Operations, in January 2004.

Options Grants in Last Fiscal Year

The following table sets forth information regarding stock options granted in 2004 under our 2002 Stock Incentive Plan to our named executive officers. The potential realizable value is calculated assuming the fair market value of the common stock appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. These gains are based on assumed rates of appreciation compounded annually from the dates the respective options were granted to their expiration date based on an assumed per share price of $12.50, which was the closing price of our common stock on January 20, 2006, minus the share exercise price of $6.00. The 5% and 10% assumed rates of stock price appreciation are required by the rules of the SEC and do not represent our estimate or projection of future stock price growth. Actual gains, if any, on exercised stock options will depend on the future performance of our common stock.

Name	Number of Securities Underlying Options (1)	Percentage of Total Options Granted to Employees in Fiscal Year 2004 (2)	Exercise Price (3)	Expiration Date	Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term
					5%	10%
Michael P. Moran	0	0%	—	—	—	—
James G. Spencer	125,000	21%	$6.00	5/18/2014	$933,643	$1,062,891
MikeLynn Salthouse	40,000	7%	$6.00	5/18/2014	$325,704	$398,138
Robert E. Fleckenstein	50,000	9%	$6.00	5/18/2014	$407,130	$497,672

(1)	The options granted in 2004 were issued on May 18 and vest ratably over a four-year period beginning on the date of grant, except that the options issued to Mr. Spencer were vested 25% on the date of grant, with the remaining options vesting 33 1/3% on each of the first three anniversaries of the date of grant.

(2)	The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 587,250 shares underlying options granted to our employees during 2004.

(3)	The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the date of grant.

Aggregated Stock Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information regarding the number and value of vested and unvested options held by each of our named executive officers as of December 31, 2004. There were no options exercised by the named executive officers in 2004. There was no public trading market for our common stock on December 31, 2004. Accordingly, the dollar values in the table are calculated based upon an assumed per share price of $12.50, which was the closing price of our common stock on January 20, 2006, less the exercise price of the options, and multiplying the result by the number of shares.

Name	Number of Securities Underlying Unexercised Options at Fiscal Year- End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End Exercisable ($)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Michael P. Moran	641,667	8,333	$7,687,500	$75,000
James G. Spencer	31,250	93,750	$203,125	$609,375
MikeLynn Salthouse	62,500	52,500	$562,500	$372,500
Robert E. Fleckenstein	0	50,000	$—	$325,000

Employment Agreements

Currently, we do not have employment agreements with any of our named executives. See our discussion under the heading “Risk Factors—Risks Related to Our Company” at page 8 about the risks associated with not having employment agreements with our executive officers.

1998 Stock Option Plan

Background.    Our 1998 Stock Option Plan, or the 1998 Plan, was adopted by us and our stockholders in connection with our plan of reorganization approved when we emerged from bankruptcy on February 1, 1999. The 1998 Plan authorizes the grant of options to purchase up to 1,250,000 shares of common stock. As of January 20, 2006, incentive stock options and non-qualified stock options to purchase 800,250 shares were outstanding under the 1998 Plan. These options have exercise prices ranging from $0.175 to $6.25 per share.

Awards.    The 1998 Plan provides for the discretionary grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, or the Code, to employees and for the grant of nonstatutory stock options to employees, non-employee directors and consultants and other independent contractors providing services to us.

Administration.    Our compensation committee administers the 1998 Plan. The administrator has the power to determine who receives option grants and the terms of the options granted, including the exercise price, the number of shares subject to each option and the exercisability thereof. The administrator also has the authority to cancel and re-grant options.

Exercise Price.    The exercise price of all incentive stock options granted under the 1998 Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options granted under the 1998 Plan must be at least equal to 85% of the fair market value of the common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted to such a participant must be at least equal to 110% of the fair market value of the common stock on the grant date, and the term of any such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Plan must not exceed ten years. Our board of directors adopted an amendment to the 1998 Plan on June 20, 2005 to provide that the exercise price for nonstatutory stock options granted under the 1998 Plan must be at least 100% of the fair market value of the common stock on the date of grant.

Change in Control.    The 1998 Plan provides that, in the event we merge with or into another company in which, after the merger, our stockholders existing before the merger do not own at least 50% of the surviving company following the merger, or in the event of a liquidating sale of all or substantially all of our assets, the vesting of each outstanding option under the 1998 Plan will accelerate automatically unless the options are assumed by a successor, replaced with a comparable cash incentive program of the successor corporation or the options are subject to limitations imposed by the administrator.

Other Terms of Options.    Options granted under the 1998 Plan are generally not transferable by the optionee, except by will or the laws of decent and distribution following the optionees death. Options granted under the 1998 Plan must generally be exercised within three months after the optionee ceases to be an employee, director or consultant, or within one year after such optionee’s termination of service by reason of disability or death, but in no event later than the expiration of the option’s term.

Amendment, Suspension and Termination.    Unless terminated sooner, the 1998 Plan will automatically terminate on February 1, 2009. Our board of directors also has the authority to amend, suspend or terminate the 1998 Plan, provided that no such action may adversely affect any outstanding option grants or increase the authorized shares under the 1998 Plan without stockholder approval.

Section 280G.    Under section 280G of the Code, a certain disqualified individual (which is defined in the Treasury regulations to include generally an officer, certain highly-compensated individual, and a more than 1% shareholder) who receives an excess parachute payment as a result of a change in control of the company may be subject to an excise tax of 20% and the company will not be allowed to take a tax deduction for such excess parachute payment. A payment contingent on a change in the ownership or control of the company may constitute an excess parachute payment. An acceleration of vesting of stock options upon a change in control under the 1998 Plan may be considered as payment contingent on a change in the ownership or control of the company, and thus could result in the above-mentioned unfavorable tax consequences applying to us and to the recipient.

2002 Stock Incentive Plan

Background.    Our board of directors adopted the 2002 Stock Incentive Plan, or the 2002 Plan, on May 15, 2002 and our stockholders approved it on June 24, 2002. Our stockholders approved an amendment to the 2002 Plan on July 20, 2004 to increase the number of shares available for grant to 1,500,000 share from 500,000 shares. Our board of directors established the 2002 Plan to provide incentives to certain employees, officers, consultants, and non-employee directors of ours and our subsidiaries, and to align the interests of such persons with those of our stockholders. As of January 20, 2006, options to purchase 641,669 shares were outstanding under the 2002 Plan. These options have exercise prices ranging from $3.50 to $13.00 per share. There are 823,331 shares of common stock remaining available for grants under the 2002 Plan. Our board of directors amended and restated the 2002 Plan to comply with Section 409A of the Code, which applies to all nonqualified deferred compensation plans.

Share Limits.    The aggregate number of shares of common stock available for grants under the 2002 Plan during its term is 1,500,000 shares. The maximum aggregate number of shares of common stock underlying all grants to any single participant during the life of the 2002 Plan is 100,000 shares (subject to adjustment).

Administration.    Our compensation committee administers the 2002 Plan. The compensation committee has the responsibility, in its sole discretion, to control, operate, manage and administer the 2002 Plan in accordance with its terms. The compensation committee is authorized, subject to the provisions of the 2002 Plan, to establish such rules and regulations as it deems necessary for the proper administration of the 2002 Plan and to take such actions in connection with the 2002 Plan as it deems necessary or advisable.

Eligible Participants.    All of our employees, officers and directors, and employees, officers and directors of our subsidiaries, as well as certain consultants and advisors to us or our subsidiaries, are eligible to participate in the 2002 Plan.

Types of Awards.    The 2002 Plan provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options and non-qualified stock options; (2) stock appreciation rights; (3) restricted stock awards; and (4) performance awards. Certain awards may constitute performance-based awards that qualify for the performance-based compensation exemption under Section 162(m) of the Internal Revenue Code.

Stock Options.    Stock options granted under the 2002 Plan may be incentive stock options or non-qualified options. The exercise price of any option granted under the 2002 Plan must be at least equal to the fair market value of the common stock on the date of grant. Stock options cannot be exercised after the tenth anniversary of their date of grant, and the compensation committee will otherwise determine when each stock option becomes vested and exercisable. A stock option’s exercise price may be paid in cash or, in the discretion of the compensation committee, by the delivery of shares of common stock then owned by the participant, or by a combination of these methods or such other methods as the compensation committee deems appropriate.

If a participant’s employment or service as an employee, officer, director, advisor or consultant is terminated due to death or disability, all non-vested portions of the participant’s stock options will be forfeited and all vested portions of the participant’s stock options will remain exercisable until the earlier of (1) the end of the 12-month period following the date of death or termination of employment, or (2) the date the stock options would otherwise expire. If we or any of our subsidiaries terminate a participant’s employment for cause, all of the participant’s stock options, whether vested or non-vested, will be forfeited. If a participant’s employment is terminated for any other reason, all non-vested portions of the participant’s stock options will be forfeited and all vested portions of the participant’s stock options will remain exercisable until the earlier of (1) the end of the 90-day period following the termination of employment, or (2) the date the stock options would otherwise expire. The exercisability of stock options after a termination of employment or service may also vary from the terms described above in individual stock option agreements.

Stock Appreciation Rights.    A stock appreciation right is a right to receive a payment, in cash, common stock, or a combination thereof, equal to the excess of (x) the fair market value, or other specified valuation which shall not be greater than the fair market value, of a specified number of shares of our common stock on the date the right is exercised over (y) the fair market value, or other specified valuation which shall not be less than fair market value, of such shares of our common stock on the date the right is granted. The right to receive a payment wholly or partially in cash under the 2002 Plan will be granted solely at the discretion of our compensation committee and only to the extent that such payment in cash would either not constitute deferred compensation within the meaning of Section 409A of the Code or comply with the provisions of Section 409A of the Code. Each stock appreciation right will be subject to such terms and conditions as the compensation committee may impose in its sole discretion.

Restricted Stock Awards.    A restricted stock award consists of a grant of shares of our common stock that are subject to terms and conditions determined by the compensation committee, including, without limitation, restrictions on the sale or other disposition of such shares and our right to reacquire such shares for no consideration upon termination of the participant’s employment within specified periods. A participant who has been granted a restricted stock award will have the same rights of a holder of shares of our common stock to receive dividends and to vote the shares, unless the compensation committee determines otherwise on the date of grant.

Performance Awards.    A performance award consists of a right to receive a specified number of shares of our common stock or cash at the end of a specified period, subject to such terms and conditions as the compensation committee, in its sole discretion, deems appropriate. The conditions include the performance goal or goals which, depending on the extent to which such goals are met, will determine the number and/or value of the performance awards that will be paid out or distributed to the participant who has been granted performance awards.

Section 162(m).    Under section 162(m) of the Internal Revenue Code, a public company generally may not deduct compensation in excess of $1.0 million paid to its chief executive officer and the four next most highly compensated officers. Until the annual meeting of our stockholders in 2008, or until the 2002 Plan is materially amended, if earlier, awards granted under the plan will be exempt from the deduction limits of section 162(m). In order for awards granted after the expiration of such grace period to be exempt, the plan must be amended to comply with the exemption conditions and be resubmitted for approval by our stockholders.

Section 280G.    Under section 280G of the Code, a certain disqualified individual (which is defined in the Treasury regulations to include generally an officer, certain highly-compensated individual, and a more than 1% shareholder) who receives an excess parachute payment as a result of a change in control of the company may be subject to an excise tax of 20% and the company will not be allowed to take a tax deduction for such excess parachute payment. A payment contingent on a change in the ownership or control of the company may constitute an excess parachute payment. An acceleration of vesting or payment of the outstanding awards upon a change in control under the 2002 Plan may be considered as payment contingent on a change in the ownership or control of the company. Therefore, if the compensation committee decides to exercise its discretion to permit such acceleration under the 2002 Plan upon a change in control, it could result in the above-mentioned unfavorable tax consequences to us and to the recipient.

Change in Control.    If we experience a change in control, the compensation committee, in its sole discretion, may determine that all or a portion of each outstanding award shall become fully exercisable and vested, as applicable, upon a change in control of our business or at such other date or dates that the compensation committee may determine. In addition, the compensation committee may determine that, upon the occurrence of a change in control of our business, all or a portion of certain outstanding stock options and stock appreciation rights will terminate within a specified number of days, and each holder will receive, with respect to each share of our common stock subject to a stock option or stock appreciation right, an amount equal to the excess of the fair market value per share of our common stock immediately prior to the change in control over the exercise price per share of the stock option or stock appreciation right. Such amount will be payable in cash, property or in a combination thereof, as the compensation committee determines. Also, the compensation committee may provide that an award may be assumed by any entity which acquires control of our business, or that an award may be substituted by a similar award under such entity’s compensation plans.

Other Terms of Awards.    The 2002 Plan provides that awards are generally not transferable other than by will or the laws of descent and distribution; however, the compensation committee may permit the transferability of a nonqualified stock option or stock appreciation right by a participant, as a gift to family members or certain entities established for the benefit of family members.

Amendment, Suspension and Termination; Adjustment of Awards.    Our board of directors may further amend, suspend, or terminate the 2002 Plan at any time, provided that such action does not adversely change in a material manner the terms and conditions of any outstanding award granted under the 2002 Plan without the participant’s consent. No amendment of the 2002 Plan will, without the approval of our stockholders, increase the total number of shares which may be issued under the 2002 Plan, or increase the maximum number of shares that may be granted to any individual.

The 2002 Plan contains provisions for equitable adjustment of awards in the event of a merger, consolidation, reorganization, recapitalization, stock dividend stock split and other changes in our capital structure.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of January 20, 2006, and as adjusted to reflect the sale of shares of our common stock offered by this prospectus, by:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	other selling stockholders.

Except as otherwise noted below, the address of the particular stockholder is Allion Healthcare, Inc., 1660 Walt Whitman Road, Suite 105, Melville, New York 11747.

The column entitled “Shares Beneficially Owned Prior to this Offering” is based on 12,957,546 shares of common stock outstanding as of January 20, 2006. The column entitled “Beneficial Ownership After the Offering” is based on 15,032,046 shares of common stock to be outstanding after this offering after giving effect to the 1,500,000 shares we are selling in this offering and the exercise by the selling stockholders of options and warrants to purchase 574,500 shares of our common stock, and assuming no further exercises of outstanding options, warrants or the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by these owners, have sole voting power and investment power with respect to these shares, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percent ownership of that person, we deemed outstanding shares of common stock subject to options and/or warrants held by that person that are currently exercisable or exercisable within 60 days of January 20, 2006. We did not deem these shares outstanding for purposes of computing the percent ownership of any other person.

Name	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Beneficial Ownership After the Offering
	Number	%	Number	Number	%
Directors and Officers:
John Pappajohn (1)	1,769,715	13.0%	202,564	887,500	5.7%
Michael P. Moran (2)	650,000	4.8%	195,000	455,000	2.9%
Derace Schaffer, MD (3)	420,000	3.2%	200,000	220,000	1.5%
MikeLynn Salthouse (4)	85,000	*	34,500	50,500	*
James G. Spencer (5)	62,500	*	37,500	25,000	*
John Colloton (6)	29,167	*	25,000	4,167	*
Harvey Werblowsky (7)	29,167	*	25,000	4,167	*
Robert Fleckenstein (8)	12,500	*	12,500	0	0
All officers and directors as a group (8 persons)	3,058,049	20.9%	732,064	1,646,334	10.1%

5% Stockholders:
Principal Life Insurance Company (9)	743,590	5.8%	*	743,590	5.0%

Name	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering	Beneficial Ownership After the Offering
	Number	%	Number	Number	%
Other Selling Stockholders:
Andwell Partners	51,282	*	51,282	0	0
Ann Vassiliou Children’s Trust	50,000	*	50,000	0	0
William M. Benedetto	817	*	817	0	0
Donald Blumenthal	20,414	*	20,414	0	0
Brady Retirement Fund LP	13,448	*	13,448	0	0
Centurion Life Insurance Company	24,496	*	24,496	0	0
Clearwater Partners	25,000	*	25,000	0	0
Dauphin Capital Partners, LP	307,692	2.4%	75,000	232,692	1.6%
Kathryn Edmundson	5,000	*	5,000	0	0
Equity Dynamics, Inc.	54,651	*	54,651	0	0
Equitable Life Insurance Company	21,229	*	21,229	0	0
Gainsborough Investments LLC	333,334	2.6%	333,334	0	0
Geary Partners L.P.	68,137	*	68,137	0	0
Tasha Gould	4,900	*	4,900	0	0
W. Tom Gould	3,266	*	3,266	0	0
Halkis, Ltd.	375,000	2.9%	375,000	0	0
Jack F. Kellner Descendants’ Trust	4,082	*	4,082	0	0
Ted D. Kellner	4,082	*	4,082	0	0
Anthony Domingo Luna	6,250	*	6,250	0	0
Gilberto Melo	5,000	*	5,000	0	0
Mark IV Industries, Inc.	40,826	*	40,826	0	0
Stephen Maggio	3,750	*	3,750	0	0
Presidio Partners LP	96,826	*	96,826	0	0
SBS Investors	16,330	*	16,330	0	0
Frederick C. Schreuder	125,000	1.0%	65,000	60,000	*
Thebes, Ltd.	250,000	1.9%	250,000	0	0
David Schoenthal	490	*	490	0	0
The University of Iowa Foundation	40,826	*	40,826	0	0
UFCW International General Fund Appropriated Accounts	21,229	*	21,229	0	0
UFCW International Pension Plan Employees	163,302	1.3%	163,302	0	0
USG Annuity & Life Company	60,423	*	60,423	0	0

(1)	The common stock owned includes 375,000 shares held by Halkis, Ltd., a sole proprietorship owned by Mr. Pappajohn and 250,000 shares held by Thebes, Ltd., a sole proprietorship owned by Mr. Pappajohn’s spouse, 20,000 shares of common stock issuable upon the exercise of options and 537,500 shares of common stock issuable upon the exercise of warrants. The common stock also includes 4,651 shares and warrants to purchase 50,000 shares of common stock issuable upon the exercise of warrants held by Equity Dynamics, Inc. and 5,000 shares issuable upon the exercise of warrants held by the Pappajohn Revocable Trust. The shares to be sold in the offering include 100,000 shares issuable upon the exercise of warrants, 375,000 shares held by Halkis, Ltd., 250,000 shares held by Thebes, Ltd. and 54,651 shares held by Equity Dynamics, Inc.
(2)	The common stock owned includes 650,000 shares of common stock issuable upon the exercise of options. The 195,000 shares to be sold in the offering will be shares received upon exercise of options.
(3)	The common stock owned includes 120,000 shares of common stock issuable upon the exercise of options.
(4)	The common stock owned includes 85,000 shares of common stock issuable upon the exercise of options. The 34,500 shares to be sold in the offering will be shares received upon exercise of options.
(5)	The common stock owned includes 62,500 shares of common stock issuable upon the exercise of options. The 37,500 shares to be sold in the offering will be shares received upon exercise of options.

(6)	The common stock owned includes 29,167 shares of common stock issuable upon the exercise of options. The 25,000 shares to be sold in the offering will be shares received upon exercise of options.
(7)	The common stock owned includes 29,167 shares of common stock issuable upon the exercise of options. The 25,000 shares to be sold in the offering will be shares received upon exercise of options.
(8)	The common stock owned includes 12,500 shares of common stock issuable upon the exercise of options. The 12,500 shares to be sold in the offering will be shares received upon exercise of options.
(9)	The address for the Principal Life Insurance Company is 711 High Street, Des Moines, IA 50392.
*	Less Than 1%

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Option Grants to Directors

We have granted options to purchase common stock to our directors and officers. See “Management—Director Compensation” beginning at page 61, “Management—Summary Compensation Table” at page 63 and “Management—Option Grants in Last Fiscal Year” at page 64.

Guarantee of Loan

In January 2000, we issued warrants to purchase 375,000 shares of common stock to John Pappajohn, a director, as consideration for his guarantee of a $1.5 million credit facility with West Bank. These warrants are exercisable at a price of $1.00 per share. As consideration for the renewal of the guaranty, we issued warrants to purchase 125,000 shares of common stock to Mr. Pappajohn in July 2003, exercisable at a price per share of $5.00. In March 2005, when West Bank agreed to extend the maturity of its loan until September 2005, Mr. Pappajohn agreed to keep his guaranty in place through September 2005. As consideration for continuing his guaranty, in April 2005 we issued to Mr. Pappajohn warrants to purchase 100,000 shares of common stock exercisable at a price of $13.00 per share. This continuing guaranty terminated on September 30, 2005 when the West Bank loan matured.

Legal Services

One of our directors, Harvey Z. Werblowsky, was a partner at the law firm of McDermott Will & Emery LLP. Prior to 2004, McDermott Will & Emery LLP served as our outside legal counsel on a variety of legal matters pertaining to our business. Mr. Werblowsky left McDermott Will & Emery LLP in 2003.

Private Placements of Securities

From January 2002 through September 2005, we issued the following securities to various investors in private financings:

In April 2003, we raised an aggregate of $6,063,682 through the issuance of 1,235,000 shares of Series C convertible preferred stock at $5.00 per share in private placements with several investors. The Series C shares were converted into shares of our common stock in connection with our initial public offering. One of our directors, John Pappajohn, purchased shares of stock in this offering. Additionally, one of our stockholders that holds at least 5% of our outstanding stock—Principal Life Insurance Company—purchased shares in this offering.

In April and May 2004, we raised an aggregate of $8,806,958 through the issuance of 1,491,828 shares of Series D convertible preferred stock at $6.00 per share in private placements with several investors. The Series D shares were converted into shares of our common stock in connection with our initial public offering.

In December 2004, we raised an aggregate of $4,150,081 through the issuance of 664,013 shares of Series E convertible preferred stock at $6.25 per share in private placements with several investors. The Series E shares were converted into shares of our common stock in connection with our initial public offering.

In May 2005, we raised $2,000,000 through the issuance of a subordinated note and warrants to purchase 40,000 shares of our common stock at an exercise price of $13.00 per share to Crestview Capital Master, LLC, which is one of our existing stockholders.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and third amended and restated bylaws does not purport to be complete. It is qualified in its entirety by reference to our certificate and by-laws. Copies of our amended and restated certificate of incorporation and third amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus is a part.

Authorized Capital Stock

Our amended and restated certificate of incorporation authorizes the issuance of 100,000,000 shares of capital stock, consisting of 80,000,000 shares of common stock, $0.001 par value per share, and 20,000,000 shares of preferred stock, $0.001 par value per share. The preferred stock may be issued in one or more series with such terms as the board of directors may determine. As of January 20, 2006, we had 12,957,546 shares of outstanding common stock held by 216 record holders.

We do not have any shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held by them on all matters on which stockholders are entitled to vote, including the election of directors, and do not have cumulative voting rights. Holders of our common stock are entitled to receive, as, when and if declared by our board of directors from time to time, such dividends and other distributions in cash, stock or property from our assets or funds legally available for such purposes. In the event of any distribution of capital assets or winding-up of our company, whether voluntary or involuntary, holders of our common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full. Holders of our common stock have no pre-emptive or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and upon the shares issued in connection with this offering, will be, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

We have no outstanding shares of preferred stock. Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of undesignated preferred stock in one or more series. Our board also has the authority to fix the designations, powers, preferences, privileges and relative, participating, optional or special rights and the qualifications, limitations or restrictions of any preferred stock issued, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that are superior to the voting and other rights of the holders of common stock. Preferred stock could be issued with terms that could delay or prevent a change in control of our company or make removal of management more difficult. In addition, the issuance of preferred stock may decrease the market price of the common stock and may adversely affect the voting and other rights of the holders of common stock. We have no plans at this time to issue any preferred stock.

Warrants

We have warrants outstanding to purchase 1,150,737 shares of common stock with a weighted average exercise price of $4.60 per share. All of the warrants have either a five-year or a ten-year term and are immediately exercisable for shares of our common stock.

Registration Rights

Under the terms of the registration rights agreements with the former holders of our Series B preferred stock, persons who hold an aggregate of 666,668 shares of our common stock, are entitled to certain registration rights under the Securities Act as follows:

•	Demand registration rights. Former stockholders holding at least a majority of the Series B preferred stock will have the right to request us to register their shares of common stock they receive upon conversion of preferred stock at the closing of this offering. The former holders of the Series B preferred stock are entitled to one demand registration on each of Form S-1, Form S-2 and S-3. We may reduce the number of shares requesting registration in light of adverse market conditions.

•	Piggyback registration rights. If we propose to register any of our securities under the Securities Act, for our own account or on account of other stockholders, the former holders of Series B preferred stock are entitled to include their shares in our registration statement. The holders are entitled to an unlimited number of piggyback registrations. We may reduce the number of shares requesting registration in light of adverse market conditions.

The former holders of our Series C and Series E preferred stock who hold an aggregate of 1,266,667 and 744,142 shares of our common stock, respectively, are also entitled to certain registration rights under the Securities Act pursuant to their registration rights agreements with us. The registration rights held by the former holders of the Series C and Series E preferred stock are identical to those of the Series B preferred stock holders discussed above, except that the majority of holders of the Series C and Series E preferred stock each have one demand registration on Form S-1 and up to three demand registrations on Form S-3.

In connection with our acquisition of North American, we granted registration rights to the former owners of that company for the registration of the common stock underlying their warrants. Under the terms of the Registration Rights Agreement with Michael Stone and Jonathan Spanier dated January 4, 2005 as amended on May 19, 2005, Messrs. Stone and Spanier are entitled to one demand registration on a form selected by our legal counsel, but are not entitled to any piggyback registration rights.

In connection with our financing in May 2005, we granted registration rights with respect to the common stock underlying the warrants we issued in the financing. Under the terms of the registration rights agreements dated May 10, 2005 with the holder of the warrants, the holder is entitled to one demand registration on a form selected by our legal counsel and one demand registration on a Form S-3 and are not entitled to any piggyback registration rights.

Registration of shares of common stock upon the exercise of these registration rights will result in the holders being able to trade these shares without restriction under the Securities Act after the registration statement is declared effective. We will pay all registration expenses related to the registration of our common stock, except for underwriting discounts. All registration rights terminate, with respect to each holder, when the holder can sell all his shares freely without registration pursuant to Rule 144(k) of the Securities Act.

The registration rights held by the former holders of our Series B, Series C and Series E preferred stock are subject to a lock-up period if the managing underwriter of a public offering of our stock provides reasonable prior notice to the holders that a public sale of the holder’s shares will materially adversely effect the offering. Subject to certain exceptions, the lock-up period will begin ten days prior to the effective date of the registration statement for the offering and will end 90-days following effectiveness.

See our discussion under the headings “Shares Eligible for Future Sale” beginning at page 77 and “Risk Factors—Risks Related to this Offering” beginning at page 17 for more information about the number of shares eligible for future sale following completion of this offering.

MATERIAL PROVISIONS OF DELAWARE LAW,

OUR CERTIFICATE OF INCORPORATION AND BYLAWS

Anti-takeover Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions, a Delaware corporation will not engage in certain business combinations with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless: (i) prior to the stockholder becoming an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain assets; or (iii) at or subsequent to the time that the stockholder becomes an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder.

Generally, the term “business combination” includes a merger, asset or stock sale or other transaction resulting in the financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with the person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors for approval of certain transactions or business combinations in order to avoid the stockholder approval requirement. Section 203 also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Our stockholders, by adopting an amendment to our amended and restated certificate of incorporation, may elect not to be governed by Section 203. Such an amendment becomes effective 12 months after its adoption. Neither our amended and restated certificate of incorporation nor our third amended and restated bylaws presently exclude us from the restrictions imposed by Section 203, and the restrictions imposed by Section 203 apply to us. The provisions of Section 203 could delay or frustrate a change in control of our company, deny our stockholders the receipt of a premium on their common stock and depress the market price of our common stock. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of our stockholders. See our discussion under “Risk Factors-Risks Related to this Offering” beginning at page 17 for a discussion of risks related to consequences of certain provisions in our amended and restated certificate of incorporation and third amended and restated by-laws.

Anti-takeover Provisions Contained in Our Amended and Restated Certificate of Incorporation and Third Amended and Restated By-laws

Provisions of Delaware law and our amended and restated certificate of incorporation and third amended and restated by-laws could make it more difficult for third-parties to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions include: (i) a requirement that special meetings of stockholders be called only by the board of directors or our chief executive officer; (ii) advance notice requirements for stockholder proposals and nominations; and (iii) the authority of our board of directors to issue preferred stock without stockholder approval with such terms as the board of directors may determine. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Our third amended and restated by-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by our Chief Executive Officer. Stockholders will not be permitted to call a special meeting or to require our board of directors to call a special meeting.

Our third amended and restated bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before our meeting. Our third amended and restated by-laws contain a provision requiring at least 60 but no more than 90 days’ advance notice by a stockholder of a proposal or director nomination that such stockholder desires to present at any annual or special meeting of stockholders, which would prevent a stockholder from making a proposal or a director nomination at a stockholder meeting without us having advance notice of the proposal or director nomination. This provision could make a change in control more difficult by providing our directors with more time to prepare an opposition to a proposed change in control. In addition, our third amended and restated by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Our amended and restated certificate of incorporation provides for the issuance by the board of directors of up to 20,000,000 shares of preferred stock with voting power, designations, preferences and other special rights as determined in the sole discretion of the board. Our amended and restated certificate of incorporation enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock or could adversely affect the rights and powers, including the voting rights, of holders of common stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the common stock The blank check preferred provision in our amended and restated certificate of incorporation may also make it more difficult or expensive for a third-party to acquire a majority of our outstanding voting common stock and may discourage an attempt to obtain control of our company by means of a tender offer, merger, proxy contest or otherwise. No shares of preferred stock are currently outstanding and we currently have no plans to issue any shares of preferred stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to our initial public offering on June 22, 2005, there was no public market for our stock since we emerged from bankruptcy in February 1999. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our ability to raise capital through an offering of equity securities.

Upon the closing of this offering and after giving effect of this offering, and assuming no further exercises of outstanding options, warrants or the underwriters’ over-allotment option, an aggregate of 15,032,046 shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. Of these outstanding shares, the 4,136,454 shares sold in this offering (assuming no exercise of the underwriters’ over-allotment option) will be freely tradeable without restrictions or further registration under the Securities Act, other than shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act.

Restricted securities may be sold in the public market in the United States only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act. These exceptions are summarized below.

Lock-up Agreements

All of our directors and executive officers, and the selling stockholders have agreed with the underwriters not to, directly or indirectly, transfer, dispose or hedge shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of 90 days after the date of this prospectus without the prior written consent of Thomas Weisel Partners LLC, on behalf of the underwriters, except for Michael P. Moran, our Chairman, Chief Executive Officer and President, who has agreed to a 180-day lockup. Pursuant to the lockup agreements, 661,334 shares of our common stock upon the exercise of options will be eligible for future sale after the 90-day lockup period expires and 455,000 shares of our common stock upon the exercise of options will be eligible for future sale after the 180-day lockup period expires. See our discussion under the heading “Underwriting—No Sales of Similar Securities” at page 80.

As a result of these lock-up agreements and rules of the Securities Act, the following number of shares of our common stock will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Upon effectiveness of prospectus	14,039,354	Freely tradable shares; restricted shares not locked up; shares immediately eligible for sale under Rule 144 and Rule 144(k)

90 days	992,692	90-day lock-up released; additional restricted shares eligible for sale under Rule 144

Rule 144

In general, under Rule 144, as currently in effect, a person, including any person who may be deemed our affiliate, who owns shares that were acquired from us or an affiliate of us at least one year prior to the proposed sale is entitled to sell upon expiration of the lock-up described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 149,700 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares with the exception of the one-year holding period requirement.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate of us, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

In general, under Rule 701, as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Options

As of January 20, 2006, 800,250 options to purchase shares of common stock were issued and outstanding under our 1998 Stock Option Plan and 641,669 options to purchase shares of common stock were issued and outstanding under our 2002 Stock Incentive Plan.

We have filed a registration statement under the Securities Act covering shares of common stock issued or reserved for issuance under our 1998 Stock Option Plan and 2002 Stock Incentive Plan. Accordingly, shares registered under this registration statement, except for any such shares held at any time by any of our “affiliates,” 661,334 options exercisable for shares of common stock subject to 90-day lock-up agreements, and 455,000 options exercisable for shares of common stock subject to a 180-day lockup are available for sale in the open market under this registration statement.

Registration Rights

Upon completion of this offering, stockholders that hold 2,115,297 restricted shares of our common stock have the right, subject to various conditions and limitations, to demand the filing of or to otherwise include their shares on any registration statement that we file with the SEC relating to our common stock and include their shares in registration rights relating to our common stock. Upon registration pursuant to such rights, these shares will become freely tradeable without restriction under the Securities Act. See our discussion under the heading “Description of Capital Stock-Registration Rights” at page 74 for a description of registration rights held by our existing stockholders.

UNDERWRITING

Subject to the terms and conditions contained in an underwriting agreement dated the date of this prospectus, each of the underwriters named below, through their representatives, Thomas Weisel Partners LLC, William Blair & Company, L.L.C., First Albany Capital Inc. and Susquehanna Financial Group, LLLP, have severally agreed to purchase from us and the selling stockholders the aggregate number of shares of common stock listed opposite their respective names below:

Underwriters	Number of Shares
Thomas Weisel Partners LLC
William Blair & Company, L.L.C.
First Albany Capital Inc.
Susquehanna Financial Group, LLLP

Total

Of the 4,136,454 shares to be purchased by the underwriters, 1,500,000 shares will be purchased from us and 2,636,454 shares will be purchased from the selling stockholders.

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to various conditions. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any of the shares are purchased. However, the underwriters are not required to purchase and pay for the shares covered by the over-allotment option described below.

Thomas Weisel Partners LLC expects to deliver the shares of common stock to purchasers on or about                          , 2006.

Over-Allotment Option

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of 620,468 additional shares of our common stock held by them at the public offering price, less the underwriting discount, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase a number of additional shares of our common stock in proportion to their respective commitments as set forth in the table above.

Commissions and Discounts

The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and at that price less a concession not in excess of $             per share of common stock to certain dealers. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $             per share of common stock to these other dealers. After this offering, the offering price, concessions and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to the other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us, assuming both no exercise and full exercise of the underwriters’ over-allotment option and the proceeds, before expenses, payable to us and the selling stockholders:

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

In addition, we estimate that the expenses of this offering payable by us, excluding underwriting discounts and commissions, will be approximately $2,000,000, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

Indemnification of Underwriters

We and the selling stockholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the underwriting agreement. If we or the selling stockholders are unable to provide this indemnification, we and the selling stockholders have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We, each of our directors, executive officers, and the selling stockholders who hold approximately 6.4% of the outstanding shares of our common stock immediately prior to the offering and 661,334 warrants and options to purchase shares of our common stock, have agreed (through lock-up agreements or the terms of the warrant) that, without the prior written consent of Thomas Weisel Partners LLC, we and they will not, for a period of 90 days after the date of this prospectus, except for Michael P. Moran, our Chairman, Chief Executive Officer and President, who has agreed for a period of 180 days after the date of this prospectus to lock-up 455,000 options to purchase shares of our common stock:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	file or cause to be filed any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to:

•	the sale of shares by us in the offering;

•	the issuance by us of shares of common stock upon the exercise of options or warrants (but such restrictions will apply to the securities issued upon the exercise of any options or warrants);

•	the issuance by us of options to purchase shares of our common stock under our existing stock incentive plans described in this prospectus, provided that the options do not become vested and exercisable during the period referred to in this paragraph;

•	the filing by us of a registration statement with the SEC covering shares of common stock issued or reserved for issuance under our existing stock incentive plans described in this prospectus;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering; and

•	transfers not involving dispositions for value by any person other than us by gift, to a trust for the benefit of immediate family members, as a distribution to partners or stockholders of the transferor, by a corporation to its wholly-owned subsidiaries, to an entity controlled by the transferor or any immediate family member of the transferor or by will or the laws of descent, provided that the transferee agrees to be bound by such restrictions, the transfer does not involve a disposition for value and the transfer is not required to be reported in any public report or filing with the SEC or otherwise and the transferor does not voluntarily make such report.

The 90-day and 180-day restricted periods described above will be extended, however, if (1) during the last 17 days of the 90-day or 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the 90-day or 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 90-day or 180-day period, until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Nasdaq National Market Listing

Our common stock is quoted on the Nasdaq National Market under the symbol “ALLI.”

Passive Market Making

The underwriters and dealers have informed us that they may engage in passive market making transactions in the common stock in accordance with rules promulgated by the SEC. In general, a passive market maker may not bid for or purchase the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic interdealer reporting system. Passive market making may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Underwriters and dealers are not required to engage in passive market making and may discontinue these activities at any time.

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the SEC:

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares in the open market for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    The underwriters may impose penalty bids. This means that if the underwriters purchase shares in the open market in a stabilizing transaction or a syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

Stabilization and syndicate covering transactions may cause the price of our common stock to be higher than it would otherwise be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presales of the shares.

The transactions above may occur on the Nasdaq National Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. The underwriters are not required to engage in any of these transactions but if these transactions are commenced, they may be discontinued without notice at any time.

LEGAL MATTERS

Kirkland & Ellis LLP is counsel to us in connection with this offering and will issue an opinion about the legality of the shares we are offering. Certain legal matters in connection with the offering will be passed on by Nixon Peabody. Alston and Bird LLP has in the past performed, and continues to perform, certain legal services for us and our affiliates. Alston & Bird LLP is counsel to the underwriters in connection with this offering.

EXPERTS

Our financial statements and schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by BDO Seidman, LLP, an Independent Registered Public Accounting Firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of North American Home Health Supply, Inc. as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 included in this prospectus have been audited by LWBJ, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of Specialty Pharmacies, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by McGladrey & Pullen, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of Medicine Made Easy as of December 31, 2002 and 2001 and for each of the two years in the period ended December 31, 2002, included in this prospectus have been audited by BDO Seidman, LLP, an Independent Registered Public Accounting Firm, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

The financial statements of Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 included in this prospectus have been audited by McGladrey & Pullen, LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of that firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and any amendments thereto) under the Securities Act of 1933 with respect to the shares being offered pursuant to this prospectus. This prospectus is part of this registration statement and does not contain all of the information set forth in the registration statement. Statements contained in this prospectus as to the content of any agreement or other document filed or incorporated by reference as an exhibit are not necessarily complete, and you should consult a copy of those agreements or other documents filed or incorporated by reference as exhibits to the registration statement. For further information, reference is made to the registration statement and to the exhibits and schedules filed with it, which are available for inspection without charge at the SEC’s Public Reference Room at 100 F Street N.E., Room 1580 Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can review our SEC filings and the registration statement by accessing the SEC’s internet site at www.sec.gov.

Since we emerged from bankruptcy in 1999, we have been filing reports, proxy statements and other information with the SEC. These reports, proxy statements and other information are available for inspection and copying at the regional offices, public reference facilities and web site of the SEC referenced above.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30, 2005 (UNAUDITED)	At December 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,983,362	$6,979,630
Short term investments and securities available for sale	28,812,000	—
Accounts receivable, (net of allowance for doubtful accounts of $431,212 in 2005 and $296,320 in 2004)	12,229,967	4,678,596
Inventories	2,095,625	733,581
Prepaid expenses and other current assets	705,185	722,984

Total current assets	49,826,139	13,114,791
Property and equipment, net	653,732	561,732
Goodwill, net	14,750,870	4,472,068
Intangible assets	17,742,521	1,643,449
Other assets	87,490	203,622

TOTAL ASSETS	$83,060,752	$19,995,662

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$14,709,875	$6,784,658
Revolving credit line	1,009	1,154
Notes payable-subordinated	670,797	1,250,000
Current portion of capital lease obligations	123,002	130,640
Other current liabilities	—	100,000

Total current liabilities	15,504,683	8,266,452

LONG TERM LIABILITIES:
Note payable-subordinated	678,352	—
Capital lease obligations	112,603	193,306
Other	25,804	21,409

Total liabilities	16,321,442	8,481,167

CONTINGENCIES

STOCKHOLDERS’ EQUITY
Preferred stock, $.001 par value, shares authorized 20,000,000; issued and outstanding 0 at September 30, 2005 and 4,570,009 at December 31, 2004	—	4,570
Common stock, $.001 par value; shares authorized 80,000,000; issued and outstanding 12,801,748 at September 30, 2005 and 3,100,000 at December 31, 2004	12,802	3,100
Additional paid-in capital	77,685,946	22,060,733
Accumulated deficit	(10,959,438)	(10,553,908)

Total stockholders’ equity	66,739,310	11,514,495

Total liabilities and stockholders’ equity	$83,060,752	$19,995,662

See notes to condensed consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	Nine months ended September 30,
	2005		2004
Net sales		$85,261,440	$43,719,427
Cost of goods sold		71,671,766	38,667,098

Gross profit		13,589,674	5,052,329

Operating expenses:
Selling, general and administrative expenses		12,596,577	6,823,693

Operating income (loss)		993,097	(1,771,364)
Interest income (expense)		(359,419)	(201,085)
Other income (expense)		316,744	—

Income (loss) from continuing operations		950,422	(1,972,449)

Loss from discontinued operations		(17,905)	(177,733)

Net income (loss) per share		$932,517	$(2,150,182)

Deemed dividend on preferred stock		$1,338,047	—

Net loss available to common shareholders		$(405,530)	$(2,150,182)
Basic earnings (loss) per common share:
Loss from continuing operations		$(0.06)	$(0.64)
Loss from discontinued operations		—	(0.06)

Loss per share		$(0.06)	$(0.69)
Diluted earnings (loss) per common share:
Loss from continuing operations	$	(0.06)	$(0.64)
Loss from discontinued operations		—	(0.06)

Loss per share		$(0.06)	(0.69)

Basic weighted average of common shares outstanding		6,636,738	3,100,000
Diluted weighted average of common shares outstanding		6,636,738	3,100,000

See notes to condensed consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended September 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$932,517	$(2,150,182)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,276,608	538,163
Deferred rent	4,395	—
Gain on redemption of mandatory redeemable warrants	(316,744)	—
Provision for doubtful accounts	55,000	(97,646)
Non-cash interest expense	60,000	—
Debt discount on acquisition notes	51,253	—
Changes in operating assets and liabilities:
Accounts receivable	(3,677,851)	(1,950,071)
Inventories	(56,610)	331,689
Prepaid expenses and other assets	(605,067)	79,367
Accounts payable and accrued expenses	1,238,929	282,854

Net cash used in operating activities	(1,037,570)	(2,965,826)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(219,285)	(125,232)
Proceeds from sale of property and equipment	—	27,500
Investment in short term securities	(28,812,000)	—
Payments for acquisition of North American net of cash acquired of $88,808	(5,267,534)	—
Payments for acquisition of Specialty Pharmacy	(5,043,522)	—
Payments for acquisition of Oris Medical’s Assets	(1,303,655)	—
Payments for acquisition of PMW Assets	(8,925,622)	—

Net cash used in investing activities	(49,571,618)	(97,732)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from sale of preferred stock—net of fees	103,554	8,060,575
Proceeds from line of credit	43,250,071	33,576,597
Repayment of line of credit	(43,250,216)	(33,575,472)
Net proceeds from IPO	53,661,692	—
Net proceeds from exercise of employee stock options	330,538	—
Payment of notes payable and mandatory warrants from acquisition	(3,034,543)	—
Repayment of capital leases and long-term debt	(4,948,176)	(2,735,980)
Proceeds from notes payable	3,500,000	—

Net cash provided by financing activities	49,612,920	5,325,720

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(996,268)	2,262,162

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,979,630	640,790

CASH AND CASH EQUIVALENTS, END OF PERIOD	$5,983,362	$2,902,952

See notes to condensed consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2005

Note A Organization And Description Of The Business And Basis Of Presentation

(a) Allion Healthcare, Inc. (the “Company” or “Allion”) was originally incorporated in 1983 under the name The Care Group Inc. In 1999, the Company changed its name to Allion Healthcare, Inc. The Company is a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. The Company operates primarily under its trade name MOMS Pharmacy.

(b) The condensed consolidated financial statements include the accounts of Allion Healthcare, Inc. and its subsidiaries. The condensed consolidated balance sheet as of September 30, 2005 and the condensed consolidated statements of operations and cash flows for the nine months ended September 30, 2005 and 2004, are unaudited and have been prepared by the Company. The unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q. Accordingly, they do not include all of the information and footnotes required to be presented for complete financial statements. The accompanying financial statements reflect all adjustments (consisting only of normal recurring items), which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The accompanying condensed consolidated balance sheet at December 31, 2004 has been derived from audited financial statements included elsewhere herein.

The financial statements and related disclosures have been prepared with the assumption that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company believes that the disclosures provided are adequate to make the information presented not misleading. Accordingly, these financial statements should be read in conjunction with the audited financial statements and the related notes thereto included elsewhere herein.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the year ending December 31, 2005 or any other interim period.

Note B Earnings Per Share

The Company presents earnings per share in accordance with SFAS No. 128, Earnings Per Share. All per share amounts have been calculated using the weighted average number of shares outstanding during each period. Diluted earnings per share are adjusted for the impact of common stock equivalents using the treasury stock method when the effect is dilutive. Preferred stock convertible into common stock of 0 and 3,905,996 shares were outstanding at September 30, 2005 and 2004, respectively. Options and warrants to purchase approximately 2,845,658 and 2,763,482 shares of common stock were outstanding at September 30, 2005 and 2004, respectively. Preferred stock, options and warrant common shares were not included in the computation of diluted earnings per share for the nine month periods ended September 30, 2005 and 2004 because the effect would be anti-dilutive.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

Note C Short-Term Investments

Investment in short term securities include certificates of deposit and available for sale securities, which are carried at amortized cost. Due to the short term nature of these investments, the amortized cost approximates fair market value. All of these investments mature within 12 months and consist of the following at September 30, 2005:

Certificates of Deposit	$1,512,000
Auction Rate Securities	27,300,000

Total	$28,812,000

Note D Issuance of Convertible Subordinated Notes

In May 2005, the Company completed a private placement with an institutional accredited investor pursuant to which the Company issued warrants to purchase 40,000 shares of common stock of the Company and issued convertible subordinated notes in an amount equal to $2,000,000. The warrants expire in five years and have an exercise price of $13.00 per share. The notes and accrued interest were repaid with the proceeds of the Company’s initial public offering in June 2005. The Company paid placement agent fees and legal expenses of $176,000 in connection with the offering. These fees were recognized as interest expense in June 2005 when the notes were repaid.

Note E Initial Public Offering

On June 22, 2005, the Company completed an initial public offering of its common stock. The Company sold 4,000,000 shares of its common stock at a price of $13.00 per share. In addition, the Company granted the underwriters an option, exercisable until July 21, 2005, to purchase up to an additional 600,000 shares at the initial public offering price. On July 8, 2005, the underwriters exercised their over-allotment option to purchase 600,000 shares of common stock at $13.00 per share, less an underwriting discount and commission of $0.91 per share. The Company used the proceeds from its initial public offering to repay approximately $12,000,000 of its debt on June 27, 2005. The Company received net proceeds of $48,360,000 from the initial public offering and $7,254,000 from the exercise of the over-allotment option, less costs incurred of $1,952,000.

Note F Acquisitions

On January 4, 2005, MOMS Pharmacy, Inc., a California corporation and wholly-owned subsidiary of Allion Healthcare Inc., a Delaware corporation, entered into a stock purchase agreement with Michael Stone and Jonathan Spanier, who owned 100% of the stock of North American Home Health Supply, Inc. (“NAHH”), a California corporation. NAHH is engaged primarily in the pharmacy business in California. On the same day, MOMS Pharmacy acquired 100% of the stock of NAHH from Messrs. Stone and Spanier, in accordance with the terms of a stock purchase agreement.

In accordance with the terms of the Stock Purchase Agreement, on January 4, 2005 MOMS Pharmacy acquired 100% of the stock of NAHH in exchange for payment by Allion of the following consideration:

•	$5,529,190 of cash paid, including $467,825 of direct acquisition costs (less cash acquired of $88,808 and $172,848 paid prior to the acquisition);

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

•	promissory notes of MOMS Pharmacy, due January 1, 2006, in the aggregate principal amount of $675,000;

•	promissory notes of MOMS Pharmacy, due January 1, 2007, in the aggregate principal amount of $700,000; and

•	warrants issued by Allion to purchase an aggregate of 150,000 shares of Allion common stock, at an exercise price of $6.26 per share.

The notes accrue interest at a rate of 2.78% per year. Allion unconditionally guaranteed the payment of the promissory notes by its MOMS Pharmacy subsidiary, pursuant to a guaranty, dated January 4, 2005, in favor of Messrs. Stone and Spanier. Under the guaranty, Allion is absolutely, irrevocably and unconditionally liable for the performance of each and every obligation of MOMS Pharmacy under the promissory notes.

The purchase price is subject to a post-closing adjustment based on the amount of NAHH’s working capital as of the closing date as well as cash collected from March 31, 2005 through December 31, 2005 in respect to accounts receivable as of the closing date. Through September 30, 2005, Allion has paid an additional $61,365 to Messrs. Stone and Spanier. The purchase price also is subject to reduction for changes in the Medi-Cal rules and regulations at any time after the closing date, which result in reduced reimbursement payments to North American for any enteral or nutritional products it sold in 2004. Any purchase price reduction due to changes in the Medi-Cal rules and regulations will be payable solely by offset against the outstanding principal amounts of the promissory notes issued in the transaction.

On February 28, 2005, MOMS Pharmacy, Inc., a California corporation and wholly-owned subsidiary of Allion Healthcare Inc., a Delaware corporation, entered into a stock purchase agreement with the owners (the “Specialty Sellers”) of 100% of the stock of Specialty Pharmacies, Inc., a Washington corporation (“Specialty” or “SPI”). Specialty is engaged primarily in the business of providing HIV/AIDS pharmacy services in Washington and California. On the same day, MOMS Pharmacy acquired 100% of the stock of Specialty from the Specialty Sellers, in accordance with the terms of a stock purchase agreement.

Pursuant to the terms of the Stock Purchase Agreement, MOMS Pharmacy acquired 100% of the stock of Specialty for the following combination of cash and securities:

•	$5,479,407 of cash paid, including $479,407 of direct acquisition costs ($435,885 paid in 2004);

•	promissory notes of MOMS Pharmacy, due February 28, 2006, in the aggregate principal amount of $1,900,000; and

•	warrants issued by Allion to purchase an aggregate of 351,438 shares of Allion common stock, at an exercise price of $6.26 per share.

Allion unconditionally guaranteed the payment of the promissory notes issued to the Specialty Sellers by its MOMS Pharmacy subsidiary, pursuant to a guaranty, dated February 28, 2005, in favor of the Specialty Sellers. Under the guaranty, Allion is absolutely, irrevocably and unconditionally liable for the performance of the obligations of MOMS Pharmacy under the promissory notes. The promissory notes accrue interest at the prime rate plus 2% per annum. At the closing of the initial public offering the notes were paid-off.

The warrants have a fair market value of $1,898,215 and were recorded as a liability because the warrants are mandatorily redeemable upon the passage of time or upon a qualifying initial public offering. Allion paid approximately $1,600,000 with proceeds from the IPO to repurchase 175,719 of the warrants issued to the Specialty Sellers and recognized a $316,744 gain that was recorded as other income.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

The purchase price is subject to a post-closing adjustment based on the amount of Specialty’s working capital as of the closing, which resulted in a $498,637 reduction in the purchase price. MOMS Pharmacy agreed to reimburse Specialty Sellers up to a maximum of $200,000, for any amounts received by Specialty from Medi-Cal relating to the California Pilot Program for prescriptions filled between September 1, 2004 and December 31, 2004.

On February 28, 2005, MOMS Pharmacy also acquired from Michael Tubb, pursuant to a Purchase Agreement signed on the same day, all rights he has to acquire capital stock of Specialty. Under the agreement, MOMS Pharmacy paid $1,200,000 to Mr. Tubb, consisting of $600,000 cash and a $600,000 one-year promissory note due February 28, 2006. The contingent consideration of the $600,000 promissory note is treated as non-recurring compensation based on his continued employment for one year post acquisition. The Company is accruing $50,000 per month as compensation expense over the twelve month period of the agreement. This note accrues interest at a rate equal to the lowest applicable federal rate. These payments are expressly conditioned on (i) the fulfillment of the non-solicitation and non-competition provisions of the purchase agreement between MOMS Pharmacy and Mr. Tubb, and (ii) Mr. Tubb’s continued employment with Specialty and his use of best efforts, time and attention to and on behalf of Specialty.

On August 5, 2005, Medicine Made Easy, a California corporation and wholly-owned subsidiary of the Company, purchased certain assets of Frontier Pharmacy & Nutrition, Inc. d/b/a PMW Pharmacy (“PMW”), a California-based specialty pharmacy focused on HIV/AIDS pharmacy services in the Long Beach, California area. Under the terms of the asset purchase agreement between the Company and PMW, the Company acquired selected assets, including PMW’s customer list of HIV/AIDS patients and inventory, for the following:

•	$8,773,857 of cash paid at closing, including $43,857 of direct acquisition costs;

•	$970,000 escrow payment due 90 days after closing; and

•	$151,765 cash paid for inventories.

The results of operations from the acquisitions are included in Allion’s consolidated operating results as of the date the companies were acquired.

The goodwill recorded as the result of the NAHH and PMW acquisitions will not be deductible for tax purposes. The goodwill recorded as the result of the Specialty acquisition is expected to be deductible for tax purposes.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

The following tables describe the allocation of purchase price for these three acquisitions:

Purchase Price Paid for Specialty
Cash paid	$5,000,000
Notes Payable (net of working capital adjustment of $498,631)	1,401,369
Fair value of warrants issued	1,898,215
Direct acquisition costs	479,407

Total Purchase Price	8,778,991
plus: net liabilities	415,149

$9,194,140

Allocation of Specialty Purchase Price
Covenant Not to Compete (five year life)	75,000
Covenant Not to Compete (three year life)	222,672
Referral Lists (fifteen year life)	4,153,386
Workforce (part of goodwill)	400,190
Goodwill	4,342,892

$9,194,140

Purchase Price Paid for NAHH
Cash paid	$5,061,365
Notes Payable	1,375,000
Fair value of warrants issued	241,760
Direct acquisition costs	467,825

Total Purchase Price	7,145,950
less: net tangible assets	(298,650)
debt discount	(51,253)

$6,796,047

Allocation of NAHH Purchase Price
Covenant Not to Compete (five year life)	$50,000
Referral Lists (fifteen year life)	4,514,331
Goodwill	2,231,716

$6,796,047

Purchase Price Paid for PMW
Cash paid	$8,730,000
Cash paid for inventory	151,765
Escrow payment due	970,000
Direct acquisition costs	300,000

Total Purchase Price	10,151,765
less: net tangible assets	(151,765)

$10,000,000

Allocation of Purchase Price for PMW
Covenant Not to Compete (three year life)	$876,822
Referral Lists (fifteen year life)	5,819,174
Goodwill	3,193,654
Workforce (goodwill)	110,350

$10,000,000

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

The following pro forma results were developed assuming the acquisition of NAHH, Specialty, and PMW occurred January 1, 2004.

The pro forma results do not purport to represent what our results of operations actually would have been if the transactions set forth above had occurred on the date indicated or what our results of operations will be in future periods.

	Nine Months Ended
	September 30, 2005	September 30, 2004
Revenue	$104,514,140	$92,687,123
Net income available to common stockholders	$1,030,151	$633,219

On June 30, 2005, Oris Health, Inc, a newly-formed California corporation and wholly-owned subsidiary of the Company, acquired, pursuant to an asset purchase agreement dated May 19, 2005, all right, title and interest in and to certain intellectual property and other assets owned, leased or held for use by Oris Medical, Inc. (“Oris”) a development stage company incorporated in Washington, including an assignment of Oris’ license to use Ground Zero Software, Inc.’s computer software program known as LabTracker—HIV™, and Oris’ Oris System, an electronic prescription writing system. At the closing of the acquisition, Oris and Ground Zero were paid $850,000 and $150,000, respectively, in cash. In addition, pursuant to the terms of an earn-out formula set forth in the asset purchase agreement, Oris and Ground Zero may receive up to an additional $40,000,000 in the aggregate, paid on a quarterly basis, based on the net number of HIV patients of physician customers utilizing the LabTracker—HIV™ software or the Oris System to fill their prescriptions at MOMS Pharmacy, Inc. (“MOMS Pharmacy”) or an affiliate of MOMS Pharmacy. Oris’ and Ground Zero’s rights to these additional payments terminate 40 months after the closing of the acquisition and, under certain circumstances set forth in the asset purchase agreement, portions of these additional payments may be made in stock of the Company. As of September 30, 2005 Allion accrued $43,000 for the initial earn out payment due. Oris does not qualify as a business so the transaction was accounted for as the acquisition of certain assets and liabilities of Oris.

As of September 30, 2005, the Company accrued $43,000 for the initial earn-out due. Future earn-out payments will be recorded quarterly as earned. Payments made to Oris for the patients from existing clinics will be allocated to the clinic list and amortized over 15 years, and from new clinics, will be expensed. Payments made to Ground Zero for patients from both new and existing clinics will be allocated to the exclusive Labtracker license agreement and will be amortized over its remaining life.

Purchase Price Paid for Oris’ Intangible Assets
Cash paid	$1,000,000
Earn-Out Obligation	43,000
Operating expenses paid to seller	250,000
Employee severance payments	72,520
Direct acquisition costs	22,575
Total Purchase Price	1,388,095
less: net tangible assets	(29,000)

$1,359,095

Allocation of Purchase Price for Oris’ Intangible Assets
License agreement – Labtracker – exclusive rights (40 month life)	$1,040,424
Computer software (three year life)	86,121
Covenant Not to Compete (40 month life)	200,000
Clinic List (15 year life)	32,550

$1,359,095

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

Note G Contingencies—Legal Proceedings

New York Medicaid Audit.    In May 2004, the Company was notified that MOMS Pharmacy, the Company’s New York wholly owned subsidiary, was the subject of an audit and review being conducted by the New York State Department of Health. As part of the audit, the Department of Health withheld payment of Medicaid claims to the Company but ceased withholding payments in December 2004. The Department returned the amount it withheld from the Company in the second quarter of 2005. The Company settled this audit in July 2005 for approximately $118,836 and the Company does not believe it has any continuing liability.

In addition to the matters noted above, the Company is involved from time to time in legal actions arising in the ordinary course of our business. The Company does not currently have any pending or threatened litigation that it believes will result in an outcome that would materially adversely affect the business. Nevertheless, there can be no assurance that future litigation, to which the company may become a party, will not have a material adverse effect on the business.

Note H Stock-Based Compensation Plans

The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value based method, compensation cost is the excess, if any, of the fair market value of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” The Company has not granted options below fair market value on the date of grant. Pro forma information for Stock Based Compensation Plans is in the table that follows:

	Nine Months Ended
	September 30, 2005	September 30, 2004
Net loss available to common shareholders, as reported	$(405,530)	$(2,150,182)
Deduct: Total stock-based employee compensation expense determined, under fair value method used	(291,741)	(259,079)

Net loss, pro forma	$(697,271)	$(2,409,261)

Net loss available to common shareholders per share as reported; basic & diluted	$(0.06)	$(0.69)

Net loss available to common shareholders, per share; pro forma—basic & diluted	$(0.11)	$(0.78)

Note I Concentrations Of Credit Risk And Major Customers

The Company provides prescription medications to its customers in the United States. Credit losses relating to customers historically have been minimal and within management’s expectations.

At December 31, 2004, the Company maintained the majority of its cash and cash equivalents with two financial institutions. At September 30, 2005, the Company maintained the majority of its cash and cash equivalents with one financial institution. At times the amount on deposit may exceed FDIC limits.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

Under certain federal and state third-party reimbursement programs, the Company earned gross patient revenues of approximately $74,567,500 and $43,040,000 for the nine months ended September 30, 2005 and September 30, 2004, respectively. The Company earned gross patient revenues of approximately $39,329,000 and $15,600,000 for the three months ended September 30, 2005 and September 30, 2004, respectively. At September 30, 2005 and December 31, 2004, the Company had an aggregate outstanding receivable from federal and state agencies of approximately $9,530,000 and $3,400,000, respectively. The increase was from the acquisitions and revenue accrued for the premium reimbursement payments from New York and California not yet paid.

Note J Major Suppliers

During the nine months ended September 30, 2005 and 2004, the Company purchased approximately $68,787,000 and $40,681,000, respectively, from one major drug wholesaler. Amounts due to this supplier at September 30, 2005 and December 31, 2004 were approximately $10,676,000 and $4,260,000, respectively.

In September 2003, the Company signed a five-year agreement with a drug wholesaler that requires certain minimum purchases. If the Company does not meet the minimum purchase commitments as set forth in the agreement, the Company will be charged a prorated amount of 0.20% of the projected volume remaining on the term of the Agreement. The agreement also provides that the Company’s minimum purchases during the term of the agreement will be no less than $400,000,000. The Company has purchased approximately $137,519,000 from this drug wholesaler since the beginning of the term of this agreement and believes it will be able to meet its minimum purchase obligations under this agreement.

Note K Supplemental Disclosure of Non-cash Financing Activities

Interest paid on credit facilities notes and capital leases for the nine months ended September 30, 2005 and 2004 was $532,479 and $198,746, respectively. During 2005 the Company has made three acquisitions of assets with part of the consideration paid with notes payable. The detail for these transactions can be found in Note F.

Note L Discontinued Operations

In March 2005, the Company decided to cease its operations in Texas and discontinue its business of serving organ transplant and oncology patients. The Company closed this facility as of June 30, 2005. In accordance with the provisions of Statement of Financial Accounting Standard, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the results of operations for the Company’s Texas operations have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations.

	Nine Months Ended
	September 30, 2005	September 30, 2004
Revenue	$1,526,727	$3,414,476
Net Income (loss) available to common shareholders	$(17,905)	$(177,733)

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)—(Continued)

SEPTEMBER 30, 2005

Note M Deemed Dividend

In 2005, the Company recognized a deemed dividend of $1,338,047 for additional shares of common stock, par value $.001 per share, issued in connection with the conversion of preferred stock immediately prior to the Company’s initial public offering. These additional shares were issued in accordance with the terms of the Company’s Amended and Restated Certificate of Incorporation and the Certificate of Designation of Rights and Preferences for the Series D and Series E Preferred Stock as follows:

Series C	31,667 shares of common stock at $5.00 per share;
Series D	113,151 shares of common stock at $6.00 per share; and
Series E	80,129 shares of common stock at $6.25 per share.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Allion Healthcare, Inc.

Melville, New York

We have audited the accompanying consolidated balance sheets of Allion Healthcare, Inc. as of December 31, 2004 and 2003 and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. We have also audited the schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Allion Healthcare, Inc at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Melville, New York

March 23, 2005

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$6,979,630	$640,790
Accounts receivable, (net of allowance for doubtful accounts of $296,320 in 2004 and $437,031 in 2003 )	4,678,596	3,074,488
Inventories	733,581	1,296,655
Prepaid expenses and other current assets	722,984	107,399

Total current assets	13,114,791	5,119,332
Property and equipment, net	561,732	527,667
Goodwill	4,472,068	4,472,068
Intangible assets, net	1,643,449	2,117,601
Other assets	203,622	178,777

TOTAL ASSETS	$19,995,662	$12,415,445

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$6,784,658	$5,750,909
Revolving credit line	1,154	—
Notes payable-subordinated	1,250,000	1,150,000
Current portion of capital lease obligations	130,640	89,460
Other current liabilities	100,000	12,685

Total current liabilities	8,266,452	7,003,054

LONG TERM LIABILITIES:
Notes payable	—	2,750,000
Capital lease obligations	193,306	162,160
Other	21,409	106,951

Total liabilities	8,481,167	10,022,165

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Convertible preferred stock, $.001 par value, shares authorized 20,000,000; issued and outstanding 4,570,009 in 2004 and 2,414,168 in 2003	4,570	2,414
Common stock, $.001 par value; shares authorized 80,000,000; issued and outstanding 3,100,000 in 2004 and 2003	3,100	3,100
Additional paid-in capital	22,060,733	10,261,526
Accumulated deficit	(10,553,908)	(7,873,760)

Total stockholders’ equity	11,514,495	2,393,280

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$19,995,662	$12,415,445

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
Statement of Operations Data:
Net sales	$60,080,003	$42,502,557	$21,441,366
Cost of goods sold	53,162,201	37,036,372	18,062,483

Gross profit	6,917,802	5,466,185	3,378,883

Operating expenses:
Selling, general and administrative expenses	9,162,734	7,698,701	3,718,158
Legal settlement expense (income)	0	200,000	(150,000)

Operating loss	(2,244,932)	(2,432,516)	(189,275)

Other expense:
Interest expense	233,460	243,882	69,097
Costs of withdrawn public offering and other	—	—	478,865
Other expense (income)	(4,466)	—	—

Loss before income taxes and discontinued operations	(2,473,926)	(2,676,398)	(737,237)

Provision for taxes	76,202	19,646	34,610

Loss from continuing operations	(2,550,128)	(2,696,044)	(771,847)

Loss from discontinued operations	(130,020)	(258,124)	(266,913)

Net loss	$(2,680,148)	$(2,954,168)	$(1,038,760)

Basic and diluted loss per common share:
Income (loss) from continuing operations	$(0.82)	$(0.87)	$(0.25)
(Loss) from discontinued operations	(0.04)	(0.08)	(0.09)

Net income (loss)	$(0.86)	$(0.95)	$(0.34)

Weighted average shares used to compute basic and diluted net loss per common share	3,100,000	3,100,000	3,100,000

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

	Preferred Stk. $.001 Par Value		Common Stk. $.001 Par Value		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Par Value	Shares	Par Value
Balance, January 1, 2002	1,179,168	$1,179	3,100,000	$3,100	$4,171,725	$(3,880,832)	$295,172
Net Loss	—	—	—	—	—	(1,038,760)	(1,038,760)

Balance, December 31, 2002	1,179,168	1,179	3,100,000	3,100	4,171,725	(4,919,592)	(743,588)
Issuance of Preferred Stock	1,235,000	1,235	—	—	6,062,447	—	6,063,682
Issuance of Warrant Acquisition	—	—	—	—	27,354	—	27,354
Net Loss	—	—	—	—	—	(2,954,168)	(2,954,168)

Balance, December 31, 2003	2,414,168	2,414	3,100,000	3,100	10,261,526	(7,873,760)	2,393,280
Issuance of Preferred Stock	2,155,841	2,156	—	—	11,799,207	—	11,801,363
Net Loss	—	—	—	—	—	(2,680,148)	(2,680,148)

Balance, December 31, 2004	4,570,009	$4,570	3,100,000	$3,100	$22,060,733	$(10,553,908)	$11,514,495

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(2,680,148)	$(2,954,168)	$(1,038,760)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	716,981	606,057	315,661
Provision for doubtful accounts	(140,711)	266,851	28,905
Loss on sale of asset	—	5,575	—
Changes in operating assets and liabilities:
Accounts receivable	(1,463,397)	(346,869)	(598,887)
Inventories	563,075	(404,292)	(277,183)
Prepaid expenses and other assets	(491,413)	(140,918)	201,941
Accounts payable and accrued expenses	1,078,083	272,919	926,212
Deferred rent	21,409	—	—

Net cash used in operating activities	(2,396,121)	(2,694,845)	(442,111)

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for acquisition of Medicine Made Easy net of Cash acquired of $92,854	—	(2,257,146)	—
Purchase of property and equipment	(138,208)	(117,183)	(67,917)
Sale of property and equipment	27,500	—	—

Net cash used in investing activities	(110,708)	(2,374,329)	(67,917)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of Preferred Stock net of fees	11,607,449	6,063,682	—
Proceeds from line of credit	33,590,405	20,725,000	5,250,000
Payment of deferred financing cost	—	(101,564)	(265,188)
Repayment of line of credit	(33,589,251)	(21,190,081)	(5,778,855)
Repayment of long-term debt	(112,934)		(42,462)
Repayment of Notes Payable	(2,650,000)	—	—

Net cash provided by (used in) financing activities	8,845,669	5,497,037	(836,505)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,338,840	427,863	(1,346,533)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	640,790	212,927	1,559,460

CASH AND CASH EQUIVALENTS, END OF YEAR	$6,979,630	$640,790	$212,927

SUPPLEMENTAL DISCLOSURE:
Income taxes paid	$75,407	$15,666	$13,982
Interest paid	$225,830	$227,216	$106,491
Assets acquired via capital lease	$165,623	—	$365,000

See accompanying notes to consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company

As of December 31, 2004, Allion Healthcare, Inc., referred to as the Company, was the parent corporation of four wholly owned subsidiaries, which operate under the MOMS Pharmacy name as one reportable segment. These subsidiaries are located in New York, California, Texas and Florida. In March 2005 the Company decided to cease operations in Texas. The operations have been reflected as a discontinued operation in the statements of operations. See Note 4 below. The Company is a national provider of specialty pharmacy and disease management services focused on HIV/AIDS patients. The Company sells HIV/AIDS medications, ancillary drugs and nutritional supplies under its trade name MOMS Pharmacy. Most of the Company’s patients rely on Medicaid and other state-administered programs, such as the AIDS Drug Assistance Program, or ADAP, to pay for their HIV/AIDS medications.

Note 2. Summary Of Significant Accounting Policies

Basis Of Presentation.    The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

Inventories.    Inventories consist entirely of pharmaceuticals available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis.

Use Of Estimates By Management.    The preparation of the Company’s financial statements in conformity with generally accepted accounting principles require the Company’s management to make certain estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Such estimates primarily relate to accounts receivable, intangibles and deferred tax valuation. Actual results could differ from those estimates.

Property and Equipment.    Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives. Machinery and equipment under capital leases are amortized over the lives of the respective leases or useful lives of the asset, whichever is shorter.

Revenue Recognition.    Net sales are recognized as medications or products are delivered to customers. A substantial portion of the Company’s net sales are billed to third-party payors, including insurance companies, managed care plans and governmental payors. Net sales are recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed net sales and amounts expected to be realized from third-party payors under contractual agreements.

Income Taxes.    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

Cash Equivalents.    For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Credit Risk.    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash equivalents with financial institutions. The Company has substantially all of its cash in four bank accounts. The balances are

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

insured by FDIC up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. The Company’s trade receivables represent a broad customer base. The Company routinely assesses the financial strengths of its customers. As a consequence, concentrations of credit risk are limited.

Net Loss Per Share Information.    Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted per share amounts include dilutive common equivalent shares. Common equivalent shares, consist of the incremental common shares issuable upon the exercise of stock options and warrants; common equivalent shares are excluded from the calculation if their effect is anti-dilutive. Diluted loss per share for the years ended December 31, 2004, 2003 and 2002 do not include the impact of common stock options and warrants then outstanding of 2,830,137, 2,359,973 and 1,984,200, respectively, as the effect of their inclusion would be anti-dilutive.

Stock-Based Compensation Plans.    The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.” Under the intrinsic value based method, compensation cost is the excess, if any, of the fair market value of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 (“SFAS 123”, “Accounting for Stock-Based Compensation” and SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”). The Company has not granted options below fair market value on the date of grant. Had compensation expenses been determined as provided by SFAS No. 123 using the Black-Scholes option pricing model, the pro forma effect on the Company’s net loss per share would have been the following for the years ended December 31, 2004, 2003 and 2002, respectively.

	Year Ended
	December 31, 2004	December 31, 2003	December 31, 2002
Net loss, as reported	$(2,680,148)	$(2,954,168)	$(1,038,760)
Deduct: Total stock-based employee compensation expense determined under fair value method used	(441,485)	(72,725)	(262,784)

Net loss, pro forma	$(3,121,633)	$(3,026,893)	$(1,301,544)

Net loss per share; Basic and diluted, as reported	$(0.86)	$(0.95)	$(0.34)

Basic and diluted, as pro forma	$(1.01)	$(0.98)	$(0.42)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following range of weighted-average assumptions were used for grants during the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Dividend yield	0.00%	0.00%	0.00%
Volatility	1.00%	1.00%	1.00%
Risk-free interest rate	4.40%	4.02%	3.35%
Expected life	Eight Years	Eight Years	Eight Years

The weighted average grant date fair value of options granted during 2004, 2003 and 2002 were $1.77, $0.38 and $0.55 respectively.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Allowance For Doubtful Accounts.    Management regularly reviews the collectibility of accounts receivable by tracking collection and write-off activity. Estimated write-off percentages are then applied to each aging category by payor classification to determine the allowance for estimated uncollectible accounts. The allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each quarter-end and that the Company has made adequate provisions for uncollectible accounts based on all information available, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past. The Company’s ability to successfully collect its accounts receivable depends, in part, on its ability to adequately supervise and train personnel in billing and collection, and minimize losses related to system changes.

Shipping And Handling Costs.    Shipping and handling costs that are incurred are not included in cost of sales. These costs are included in selling, general and administrative expenses. Shipping and handling costs were approximately $819,400, $597,300 and $206,906 in 2004, 2003 and 2002 respectively, excluding our Texas operations. Shipping and handling costs are not billed to customers.

Long-Lived Assets.    Amortization of intangible assets is provided using the straight-line method over the estimated useful lives of the assets of five years. The carrying values of intangible and other long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduced to estimated fair value. Impairment indicators include, among other conditions, cash flow deficits, an historic or anticipated decline in net sales or operating profit, adverse legal or regulatory developments, accumulation of costs significantly in excess of amounts originally expected to acquire the asset and a material decrease in the fair market value of some or all of the assets. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. No such impairment existed at December 31, 2004.

Goodwill And Other Indefinite-Lived Intangible Assets:    In accordance with Statement of Financial Accounting Standard (“FAS”) No. 141, “Business Combinations,” and No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets associated with the Medicine Made Easy, referred to as MME, acquisition that are deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Such impairment tests require the comparison of the fair value and carrying value of reporting units. Measuring fair value of a reporting unit is generally based on valuation techniques using multiples of sales or earnings, unless supportable information is available for using a present value technique, such as estimates of future cash flows. The Company assesses the potential impairment of goodwill and other indefinite-lived intangible assets annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors considered important which could trigger an interim impairment review include the following:

•	Significant underperformance relative to expected historical or projected future operating results;

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	Significant negative industry or economic trends.

If it is determined through the impairment review process that goodwill has been impaired, an impairment charge would be recorded in the consolidated statement of operations. Based on the 2004 impairment review process, there was no impairment charge.

Advertising Costs.    Advertising costs are expensed as incurred. Advertising costs in 2004, 2003 and 2002 were approximately $78,000, $131,000 and $29,000, respectively and were included in selling, general and administrative expenses.

Reclassifications.    Certain prior years’ balances have been reclassified to conform with the current years’ presentation.

Note 3. Recent Accounting Pronouncements

FAS 123R—On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes Accounting Principals Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	“modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of statement 123(R) that remain unvested on the effective date.

•	“modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

SFAS No. 123(R) must be adopted in the first annual period beginning after June 15, 2005, which in our case would be the quarterly period beginning January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using the intrinsic value method prescribed in APB Opinion No. 25. Accordingly, the adoption of SFAS No. 123(R)’s fair value method may have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future and on required changes in the method of computation of fair value. However, had we adopted SFAS No. 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in our disclosure of pro forma net income and earnings per share in Note 2 to our consolidated financial statements.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 4. Discontinued Operations

In March 2005 the Company decided to cease its operations in Texas and is in the process of closing its Texas facility. The Company expects to complete this process by June 30, 2005 when its lease in Austin, Texas expires. In accordance with the provisions of Statement of Financial Accounting Standard, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), the results of operations for the Company’s Texas operations have been classified as discontinued operations for all periods presented in the accompanying consolidated statements of operations.

	Year Ended December 31,
	2004	2003	2002
Revenue	$4,525,719	$5,720,436	$6,016,071
Net loss	$(130,020)	$(258,124)	$(266,913)

Note 5. Acquisition

On May 1, 2003, the Company acquired Medicine Made Easy, referred to as MME. MME fills specialty oral and injectable prescription medications and biopharmaceuticals. MME began operations in January 1999 in the State of California. The aggregate consideration for the acquisition was $4,950,000, subject to post-closing adjustments, and warrants to purchase 227,273 shares of the Company’s common stock for $11.00 per share. $300,000 of the purchase price was paid in cash prior to closing as a lock-up fee. $2,250,000 of the purchase price was paid in cash at closing. $1,150,000 of the purchase price was paid by subordinated secured promissory notes payable on May 1, 2004. The remaining $1,250,000 was paid by subordinated secured promissory notes payable on May 1, 2005. These notes payable accrue interest at a rate of Prime Rate plus 2% per annum. The Prime Rate as of December 31, 2004 was 5.25%. The notes payable are secured by cash, cash equivalents, accounts receivable, inventory, fixed and other assets of the Company, and are subordinated to the Company’s senior indebtedness.

Purchase Price Paid
Cash paid to seller prior to closing	$300,000
Cash paid at closing	2,250,000
Notes payable-subordinated	2,400,000
Direct acquisition costs	496,898
Liabilities assumed	2,060,551
Fair value of warrants issued	27,354

Total	$7,534,803

Allocation of Purchase Price
Net current assets	$1,018,906
Property and equipment	202,461
Identified intangible assets	1,841,368
Goodwill (not deductible for tax purposes)	4,472,068

Total	$7,534,803

The operations of MME were included in the consolidated financial statements as of May 1, 2003. Under SFAS 141, “Business Combinations”, the Company made an adjustment to current assets and goodwill in the amount of $235,000 as of December 31, 2003 as a result of the Company reaching an agreement on the California AIDS Drug Assistance Program (ADAP) Audit.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following pro forma results were developed assuming the acquisition of MME occurred January 1, 2002. In addition, the sale of the Company’s Series C convertible preferred stock is also presumed to have occurred on January 1, 2002.

	Year Ended December 31, 2003 (Unaudited)	Year Ended December 31, 2002 (Unaudited)
Net sales	$55,865,003	$49,203,059
Net loss	$(3,654,185)	$(2,034,752)
Basic and diluted loss per share	$(1.18)	$(0.66)

Note 6. Intangible Assets

Intangible assets as of December 31, 2004 and 2003 are as follows:

	Useful Life	December 31, 2004		December 31, 2003
		Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets:
Customer lists	5 Years	$2,030,745	$(978,831)	$2,030,745	$(572,682)
California License	Perpetual	478,616	—	478,616	—
Non-compete covenant	3 Years	147,007	(81,671)	147,007	(32,668)
Software	5 Years	50,000	(16,667)	50,000	(6,667)
Other	5 Years	45,000	(30,750)	45,000	(21,750)

Total		$2,751,368	$(1,107,919)	$2,751,368	$(633,767)

Amortization of intangible assets for the year ended December 31, 2004, 2003 and 2002 was approximately $474,151, $377,000 and $182,000, respectively. The annual amortization on these assets for 2005, 2006, 2007 and 2008 will be approximately $474,151, $366,483, $243,149 and $81,050, respectively. As of 2008 intangibles will be fully amortized.

Note 7. Property And Equipment

	Useful Lives in Years	December 31, 2004	December 31, 2003
Machinery and equipment under capital lease obligations	4	$530,623	$365,274
Machinery and equipment	3-5	345,607	322,126
Leasehold improvements	2-2.5	191,535	154,034
Furniture and fixtures	3-5	38,333	4,944

		1,106,098	846,378
Less: accumulated depreciation and amortization		544,366	318,711

		$561,732	$527,667

Depreciation and amortization expense relating to property and equipment for the years ended December 31, 2004, 2003 and 2002 was approximately $242,830, $229,000 and $72,000, respectively.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8. Revolving Credit Line

The Company has an available short-term revolving credit facility for up to $6.0 million. At December 31, 2004, the Company’s borrowing capacity was approximately $4,500,000, and its borrowings under this facility was $1,154. This credit facility expires on April 21, 2006. Borrowings under the facility are based on the Company’s accounts receivable, bear interest at Prime + 2% and are collateralized by a perfected and primary security interest in all of the Company’s assets, accounts receivable, trademarks, licenses and values of any kind of the Company. The prime rate at December 31, 2004 was 5.25%. In connection with this credit line, the Company must comply with certain financial covenants. As of December 31, 2004, the Company was in compliance with its covenants under its short-term revolving credit-facility.

The Company has a line of credit from a bank for $1.5 million that accrues interest at Prime Rate per annum, with the full principal payable in September of 2005. At December 31, 2004 there was nothing drawn on the line of credit. The Prime Rate at December 31, 2004 was 5.25%. This bank loan has been guaranteed by one of the Company’s principal investors.

Note 9. Notes Payable

As part of the acquisition of MME, the Company issued two notes. One note for $1,150,000 was paid on May 1, 2004. The second note is for $1,250,000 and is due May 1, 2005. These notes accrue interest at Prime Rate plus 2% per annum. The Prime Rate as of December 31, 2004 and 2003 was 5.25% and 4.00%, respectively. These notes payable are secured by cash, cash equivalents, accounts receivable, inventory, fixed and other assets of the Company, and are subordinated to the Company’s senior debt.

Note 10. Income Taxes

A reconciliation of the income tax expense (benefit) computed at the statutory federal income tax rate to the reported amount follows:

	Year Ended December 31,
	2004	2003	2002
Federal statutory rate:	34%	34%	34%
Tax benefit at federal statutory rates	$(885,342)	$(997,737)	$(341,278)
Change in valuation allowance	938,894	1,093,502	405,721
Permanent differences	113,191	77,833	8,316
State income taxes	(90,541)	(153,952)	(37,757)

	$76,202	$19,646	$34,610

At December 31, 2004, the Company had net operating loss carryforwards for tax purposes of approximately $8,864,072 expiring at various dates from 2005 through 2024.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred tax assets (liabilities) comprise of the following:

	December 31, 2004	December 31, 2003
Allowance for doubtful accounts	$119,000	$175,000

Benefit of net operating loss carryforward	3,506,000	2,550,000
Intangibles (tax basis difference)	165,000	117,000
Contribution Carryover	18,000	18,000
Sec 263A adjustment	19,000	19,000
Book/Tax depreciation differences	(25,000)	(15,000)

	3,802,000	2,864,000
Valuation allowance	(3,802,000)	(2,864,000)

Net deferred tax assets	$—	$—

Deferred tax assets related to net operating loss carry-forwards have been fully reserved by a valuation allowance. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended, future ownership changes and other limitations may apply to the utilization of this asset.

Note 11. Lease Commitments

The Company leases commercial space in four locations. They are as follows:

Location	Principal Use	Property Interest
Melville, NY	Pharmacy and Executive Offices	Leased—expiring June 30, 2009
Torrance, CA	Pharmacy	Leased—expiring December 31, 2005
Austin, TX	Pharmacy	Leased—expiring June 30, 2005
Miami, FL	Pharmacy	Leased—expiring September 30, 2005

At December 31, 2004, the Company’s lease commitments provide for the following minimum annual rentals.

Year	Minimum Rent
2005	$376,105
2006	187,654
2007	194,691
2008	201,992
2009	110,056

$1,070,498

During the years ended December 31, 2004, 2003 and 2002, rental expense approximated to $413,606, $261,700 and $94,300 respectively excluding our Texas operations.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 12. Stockholders’ Equity

a. Common Shares Reserved

Common shares reserved at December 31, 2004, are as follows:

Stock Option Plans	1,667,750
Warrants	1,162,387
Convertible Preferred Stock	4,570,009

b. Stock Options

Under the terms of the Company’s Stock Option Plans, the Board of Directors may grant incentive and nonqualified stock options to employees, officers, directors, agents, consultants and independent contractors of the Company. The 1998 and 2002 Stock Option Plans reserved 2,750,000 shares of common stock for future issuance. Generally, the Company grants stock options with exercise prices equal to the fair market value of the common stock on the date of the grant, as determined by the Board of Directors. Options generally vest over a two to five year period and expire ten years from the date of the grant.

A summary of the status of the Company’s stock option plans as of December 31, 2004, 2003, 2002 and changes during the years then ended is presented below:

	2004		2003		2002
Stock Options	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,365,200	$1.80	1,341,700	$1.61	1,001,400	$0.97
Granted	589,250	6.01	50,000	5.00	495,000	3.50
Exercised	—	—	—	—	—	—
Cancelled	(286,700)	3.09	(26,500)	2.91	(154,700)	2.24

Outstanding, end of year	1,667,750	$3.03	1,365,200	$1.71	1,341,700	$1.80

Options exercisable at year end	1,133,758	$1.75	1,001,268	$1.20	954,408

Weighted average fair value of options under the plan granted during the year		$1.77		$0.38		$0.55

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				Options Exercisable
Range of Exercise Price	Number of Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$.17 - $.66	555,000	4.09	$0.18	555,000	$0.18
$1.00 - $2.00	241,000	5.50	$1.51	241,000	$1.51
$3.00	24,500	6.96	$3.00	14,903	$3.00
$3.50	210,000	7.50	$3.50	175,002	$3.50
$5.00	50,000	8.76	$5.00	20,834	$5.00
$6.00 - 6.25	587,250	9.42	$6.01	127,019	$6.00

	1,667,750			1,133,758

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Warrants

On May 1, 2003, the Company issued warrants to the previous owners of Medicine Made Easy, or MME. These warrants can be exercised to purchase 227,273 shares of the Company’s common stock for $11.00 a share and expire in May 2008. The fair value of the warrants was $27,354, and was included in the purchase price of MME.

In July 2003, the Company issued 125,000 warrants, which have an exercise price of $5.00 per share, to a director of the Company in connection with the extension of a guarantee for the West Bank credit facility. These warrants expire in October 2013.

In April and May 2004, the Company issued warrants to purchase 114,493 shares of common stock with an exercise price of $6.00 per share to the placement agents in conjunction with the Company’s Series D convertible preferred stock private placement. These warrants expire 5 years from the date of issue.

In December 2004 the Company issued warrants to purchase 53,121 shares of common stock, which have an exercise price of $6.25, in conjunction with the Company’s Series E Preferred Stock to the placement agent. These warrants expire 5 years from the date of issue.

The Company has issued 117,500 warrants to purchase shares of the Company’s common stock in prior years to various individuals and corporations for consulting purposes. These warrants can be exercised to purchase 117,500 shares of the Company’s common stock for prices ranging from $0.17 a share to $1.00 a share. These warrants expire at various dates from February 1, 2009 through June 30, 2010.

d. Convertible Preferred Stock

The Company has authorized 20,000,000 shares of preferred stock, .001 par value, which the Board of Directors has authority to issue from time to time in series. The Board of Directors also has the authority to fix, before the issuance of each series, the number of shares in each series and the designation, preferences, rights and limitations of each series.

In March 2000, the Company sold 512,500 shares of Series A convertible preferred stock to a group of investors, the net proceeds to the Company were approximately $1,025,000.

In April 2001, the Company sold 333,334 shares of Series B convertible preferred stock to a group of investors. The net proceeds to the Company were approximately $988,000. In October 2001, the Company sold an additional 333,334 shares of Series B convertible preferred stock to a group of investors. The net proceeds to the Company were approximately $999,000.

In April 2003, the Company raised $6,063,682, net of costs of $111,318 related to this issuance in a private placement with several investors. The Company sold 1,235,000 shares of Series C convertible preferred stock at $5.00 per share. There will be no dividends payable on the shares, unless the Company, in its sole discretion declares a dividend. In the event of any liquidation, these shares shall share on a pari passu basis in liquidation with the Series A and B preferred stock outstanding. A portion of the proceeds of the sale of the Series C convertible preferred stock was used in connection with the Company’s $1,475,000 settlement of its lawsuit with Morris and Dickson. $2,250,000 of the proceeds was used to fund the acquisition of MME. $841,789 of the proceeds was used to repay Company indebtedness. The Company has additional indebtedness to the sellers of Medicine Made Easy as described more fully in Note 9.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April and May 2004, the Company raised an aggregate of $8,806,958 through the issuance of 1,491,828 shares of Series D convertible preferred stock at $6.00 per share in private placements with several investors. In conjunction with the offering and for services rendered, the Company issued warrants representing 114,493 shares of common stock with an exercise price of $6.00 per share to placement agents and paid fees of $745,198. The Company used $1,150,000 of the proceeds to pay off notes to the previous owners of MME (the acquisition discussed in Note 5 above) and the remaining balances of its revolving credit lines.

In December 2004, the Company raised $4,150,081 through the issuance of 664,013 shares of Series E convertible preferred stock at a price of $6.25 per share in a private placement with several investors. In connection with the offering and for services rendered, the Company paid a fee of $410,478 in cash, and it issued 5-year warrants to purchase 51,201 shares of Company common stock to a placement agent (representing 8% of the number of shares of Series E convertible preferred stock). The warrants will have a per share exercise price of $6.25, subject to customary provisions regarding anti-dilution and “net issue” exercise.

The Series A, Series B, Series C, Series D and Series E preferred stock have senior preference and priority as to dividends, distributions and payments upon the liquidation, dissolution or winding up of affairs before any payments to holders of the common stock.

Note 13. Fair Value Of Financial Instruments

The methods and assumptions used to estimate the fair value of the following classes of financial instruments were:

Current Assets and Current Liabilities:    The carrying amount of cash, receivables and payables and certain other short-term financial instruments approximate their fair value.

Long-Term Debt:    The fair value of the Company’s long term debt, including the current portions, was estimated using a discounted cash flow analysis, based on the Company’s assumed incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of variable and fixed rate debt at December 31, 2004 approximates its fair value.

Note 14. Related Party Transactions

In January 2000, 375,000 common stock warrants were issued to John Pappajohn, a director, as consideration for his guarantee of a $1.5 million credit facility with West Bank. As consideration for the renewal of the guaranty, we issued warrants to purchase 125,000 shares of common stock to Mr. Pappajohn in July 2003, exercisable at a price per share of $5.00. Mr. Pappajohn has agreed to continue this guarantee until September 2005.

Note 15. Litigation

New Jersey Medicaid Audit.    During the first quarter of 2003, Medicaid commenced a review of the Company’s billing practices in New Jersey. In particular, Medicaid reviewed whether the appropriate procedures were followed by the Company and whether the requisite patient consents were obtained by the Company at the time of delivery. During 2003 the Company accrued an estimated cost of $200,000 for the New Jersey Medicaid Audit. In April 2004 the Company entered into a settlement agreement with Medicaid of New Jersey for $200,000. The Company does not anticipate any additional expense related to this audit. In July 2004, the Company was granted a license to bill New Jersey Medicaid from New York, as a result the Company will no longer serve New Jersey Medicaid patients from Texas.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New York Medicaid Audit.    In May 2004, the Company was notified that its MOMS Pharmacy subsidiary in New York is the subject of an audit and review being conducted by the New York State Department of Health (the “Department”). As part of the audit the Department withheld payment of Medicaid claims. In September 2004, the Department ceased withholding payments. The Department returned $800,000 of the total $920,000 withheld from MOMS Pharmacy. The current amount withheld by Medicaid is approximately $120,000. The Department may conclude that MOMS Pharmacy is subject to certain financial penalties and fines, in which case some or all of the payments withheld will not be paid to the Company. At this time, management believes the outcome will not have a material adverse effect on the Company’s financial position and financial resources. The Company accrued the full amount of the monies still withheld as expenses in 2004.

Note 16. Concentrations Of Credit Risk And Major Customers

The Company provides prescription medications to its customers in the United States through its four wholly owned subsidiaries. Credit losses relating to customers historically have been minimal and within management’s expectations.

At December 31, 2004, the Company maintained 98% of its cash and cash equivalents in four bank accounts with two financial institutions.

Under certain federal and state third-party reimbursement programs, the Company received net sales of approximately $58,710,000, $42,739,000 and $23,081,000 for the years ended December 31, 2004, 2003 and 2002 respectively. At December 31, 2004 and 2003, the Company had an aggregate outstanding receivable from federal and state agencies of approximately $4,186,000 and $3,012,000, respectively.

Note 17. Capital Lease Obligations

Future minimum commitments under non-cancelable capital leases are as follows:

Capital
Leases
2005	$153,857
2006	116,274
2007	49,620
2008	49,620

Total minimum lease payments	369,371
Amounts representing interest	(45,425)

Present value of net minimum lease payments (including current portion of $130,640)	$323,946

Note 18. Other Long-Term Debt

The Company owes the Internal Revenue Service (I.R.S.) $100,000 as of December 31, 2004 which is recorded in the other current liabilities. The United States Bankruptcy Court entered an order confirming the settlement of the I.R.S. claim against the Company on September 29, 1999. The Company had agreed to pay $130,000 over six years to satisfy the I.R.S. claim. The Company will not carry forward any net operating losses or credit available from pre-1999 periods, into post-1998 years. The Company will have no federal income tax liability from any periods prior to January 1, 1999. In addition, the I.R.S. will not conduct any further audits of the company for periods prior to January 1, 1999, provided that the terms of the Bankruptcy Court’s confirmation order of February 1, 1999 are complied with.

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 19. Major Suppliers

During the year ended December 31, 2004, the Company purchased approximately $55,707,000 of inventory from its major supplier, $40,268,000 from three major suppliers in 2003 and approximately $22,459,000 from two major suppliers in 2002.

In September 2003, the Company signed a five-year agreement with a AmerisourceBergen that requires certain minimum purchases per the agreement. If the Company has not met the minimum purchase commitments as set forth in the agreement, the Company will be charged a prorated amount of 0.20% of the projected volume remaining on the term of the agreement. The agreement also states that the Company’s minimum purchases during the term of the agreement will be no less than $400,000,000.

Note 20. Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2004 and 2003, is summarized below (in thousands, except share data):

	2004
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(In thousands, except per share)
Net sales	$13,350	$14,476	$15,894	$16,360	$60,080
Operating loss	$(535)	$(901)	$(293)	$(516)	$(2,245)
Discontinued operations	$(51)	$(90)	$(37)	$48	$(130)
Net loss	$(677)	$(1,103)	$(370)	$(530)	$(2,680)
Basic and diluted loss per common share	$(0.22)	$(0.36)	$(0.12)	$(0.17)	$(0.86)

	2003
	(In thousands, except per share)
Net sales	$6,675	$10,614	$12,603	$12,611	$42,503
Operating loss	$(138)	$(802)	$(734)	$(759)	$(2,433)
Discontinued operations	$(16)	$60	$(213)	$(89)	$(258)
Net loss	$(202)	$(955)	$(1,066)	$(731)	$(2,954)
Basic and diluted loss per common share	$(0.07)	$(0.31)	$(0.34)	$(0.23)	$(0.95)

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 21. Subsequent Events

On January 4, 2005, the Company purchased 100% of the stock of North American Home Health Supply, Inc., a California corporation (“NAHH”). NAHH is engaged primarily in the retail HIV/AIDS pharmacy and prescription nutritional supply business in California. The Company intends to incorporate the NAHH business into its existing operations in California. The Company paid total consideration of $7,067,178.

Purchase Price Paid
Cash paid at closing	$5,000,000
Cash payment for working capital	311,981
Notes payable	1,375,000
Fair value of warrants issued	241,760
Direct acquisition costs	500,000

Total purchase price	7,428,741
less: net tangible assets	(361,563)

$7,067,178

Allocation of Purchase Price
Covenant not to compete (five year life)	50,000
Referral lists (fifteen year life)	4,514,331
Goodwill	2,502,847

$7,067,178

The following pro forma results were developed assuming the acquisition of NAHH occurred January 1, 2003. In addition, we have assumed that the sale of the Company’s Series D and E convertible preferred stock occurred on January 1, 2003.

Year Ended December 31, 2004 (Unaudited)
Net sales	$75,480,941
Net loss	$(1,442,046)
Basic and diluted loss per share	$(0.47)

On February 28, 2005 the Company purchased 100% of the stock of Specialty Pharmacies, Inc. (“SPI”) for aggregate consideration of approximately $7.9 million. SPI is engaged primarily in the business of providing HIV/AIDS pharmacy services in Washington and California. In the transaction, the sellers received cash, promissory notes of MOMS Pharmacy and warrants to purchase 351,438 shares of common stock of Allion. The purchase price consisted of a combination of cash and securities, which included $5,000,000 of cash paid prior to and at closing, promissory notes due February 28, 2006, in the aggregate principal amount of $2,500,000 and warrants issued by the Company to purchase an aggregate of 351,438 shares of Company common stock, at an exercise price of $6.26 per share. The purchase price is subject to a post-closing adjustment based on the amount of SPI’s working capital as of the closing. The Company will reimburse Sellers up to a maximum of $200,000, for any amounts received by the Company as a result of SPI’s qualifying for the California HIV Pilot Program.

On March 3, 2005, the Company entered into a letter of intent with Oris Medical Systems, Inc., a California corporation based in San Diego, to secure from Oris Medical an exclusive license to interface with Ground Zero Software’s LabTracker HIV/AIDS software system. If the Company is able to reach a definitive agreement with Oris Medical, it intends to integrate its electronic prescription writer, or that of Oris Medical, and the use of the

ALLION HEALTHCARE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company’s specialty pharmacy services, with the functions of LabTracker software. Under such a license, the Company would pay Oris Medical a per patient royalty fee (for patients using the software) that would be capped at $40 million. The Company is not obligated to enter into this software license or to complete any other transaction with Oris Medical. However, to secure the exclusive right to negotiate a software license with Oris Medical, or to negotiate an acquisition of Oris Medical, the Company is making certain payments to Oris Medical. These payments are $50,000 per month in each of February, March, April, May and June 2005 to cover Oris Medical’s monthly operating expenses. In addition, if the Company completes an initial public offering of its common stock, the Company has agreed to pay Oris Medical an additional $1 million within three days of completion of that offering. In exchange for these payments, Oris Medical granted the Company an exclusivity right to negotiate a definitive agreement through August 31, 2005. The Company has the right, at its sole option, to extend this exclusivity period for up to four successive one-month periods if the Company pays Oris Medical’s monthly operating expenses for July-October 2005, up to $50,000 per month. The Company may not reach a definitive agreement on either a licensing or acquisition transaction with Oris Medical.

In March 2005, the Company decided to cease its operations in Texas and will complete closing its facilities by June 30, 2005. For the year ended December 31, 2004, Texas represented $4.5 million of the Company’s net sales. The Company’s lease in Austin, Texas expired on June 30, 2005.

In March 2005 the Company decided to cease serving Medicare patients. Medicare reimburses mostly for transplant and oncology medications, which are not areas where the Company plans to specialize going forward. Most of these patients receive reimbursement from Medicare. Currently these patients are served from the Company’s locations in Texas, Florida and New York and are approximately $1.5 million of net sales. The Company may sell a portion of this business to another pharmacy company in return for a nominal amount.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions (1)	Balance at End of Period
	(In thousands)
Year ended December 31, 2002:
Allowance for doubtful accounts	$281,799	$105,652	$110,845	$276,606
Year ended December 31, 2003:
Allowance for doubtful accounts	$276,606	$236,558	$76,132	$437,032
Year ended December 31, 2004:
Allowance for doubtful accounts	$437,032	$80,200	$220,912	$296,320

(1)	Consists primarily of recoveries previously deemed uncollectable.

Report of Independent Auditors

Board of Directors

North American Home Health Supply, Inc.

We have audited the accompanying balance sheets of North American Home Health Supply, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North American Home Health Supply, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ LWBJ, LLP

February 24, 2005

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
Assets
Current assets:
Cash	$88,808	$89,038
Accounts receivable, (net of allowance for doubtful accounts of $136,113 and $82,583 at December 31, 2004 and 2003, respectively)	1,592,726	1,141,392
Inventories	234,086	225,471

Total current assets	1,915,620	1,455,901

Property and equipment, net	15,679	50,534
Other assets	19,737	19,244

Total assets	$1,951,036	$1,525,679

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,478,675	$1,141,165
Accrued expenses	173,711	137,089

Total current liabilities	1,652,386	1,278,254

Stockholders’ equity:
Common stock, no par value; 5,000,000 shares authorized;
20,000 shares issued and outstanding	30,000	30,000
Retained earnings	268,650	217,425

Total stockholders’ equity	298,650	247,425

Total liabilities and stockholders’ equity	$1,951,036	$1,525,679

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Net Sales (Note 5)	$15,400,938	$15,448,597
Cost of sales (Note 6)	10,716,273	10,248,453

Gross profit	4,684,665	5,200,144

Operating expenses:
Selling, general and administrative expenses	3,167,781	3,494,651

Operating income	1,516,884	1,705,493

Loss on disposal of assets	25,659	—

Net income	$1,491,225	$1,705,493

Basic and diluted earnings per common share	$74.56	$85.27

Basic and diluted weighted average of common shares outstanding	20,000	20,000

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Shares of Common Stock	Common Stock	Retained Earnings	Total Stockholders’ Equity
Balances at December 31, 2002	20,000	$30,000	$231,932	$261,932

Net income	—	—	1,705,493	1,705,493

Distributions	—	—	(1,720,000)	(1,720,000)

Balances at December 31, 2003	20,000	30,000	217,425	247,425

Net income	—	—	1,491,225	1,491,225

Distributions	—	—	(1,440,000)	(1,440,000)

Balances at December 31, 2004	20,000	$30,000	$268,650	$298,650

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities
Net income	$1,491,225	$1,705,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,635	35,195
Loss on disposal of assets	25,659	—
Changes in operating assets and liabilities:
Accounting receivable	(451,334)	67,699
Inventories	(8,615)	(1,980)
Other assets	(493)	(1,305)
Accounts payable	337,510	(57,565)
Accrued expenses	36,622	(1,106)

Net cash provided by operating activities	1,451,209	1,746,431

Cash flows used in investing activities
Purchase of property and equipment	(11,439)	(29,801)
Proceeds from sale of equipment	—	2,850

Net cash used in investing activities	(11,439)	(26,951)

Cash flows used in financing activities
Distributions to stockholders	(1,440,000)	(1,720,000)

Net cash used in financing activities	(1,440,000)	(1,720,000)

Net decrease in cash	(230)	(520)

Cash at beginning of year	89,038	89,558

Cash at end of year	$88,808	$89,038

See accompanying notes.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company and Significant Accounting Policies

Nature of Business

North American Home Health Supply, Inc. (the “Company”) is engaged primarily in the pharmacy business in California. The Company has distribution warehouses in California and focuses on delivering its specialty pharmacy products primarily to HIV/AIDS patients.

Inventories

Use of Inventories consist mainly of pharmaceuticals and oral and enteral nutrition products that are available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis and are stated at the lower of cost or market. Inventories consisted of the following at December 31:

	2004	2003
Pharmaceuticals	$65,993	$92,351
Oral and enteral products	137,550	110,329
Supplies	30,543	22,791

	$234,086	$225,471

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates primarily relate to accounts receivable. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at historical cost and depreciated over the estimated useful lives of the respective assets. Estimated useful lives are as follows:

Machinery and equipment	5-7 years
Furniture and fixtures	5-7 years

Depreciation expense was $20,635 and $35,195 for the years ended December 31, 2004 and 2003, respectively.

Revenue Recognition

Revenue is recognized as medications or products are shipped to customers. A substantial portion of the Company’s revenue is billed to third-party payors, including governmental payors, insurance companies and managed-care plans. Revenues are recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed revenues and amounts expected to be realized from third-party payors under contractual agreements.

Income Taxes

The Company has elected to be taxed as a small business corporation under the provisions of Subchapter S of the Internal Revenue Code. As such, taxable income of the Company is includable in the individual income tax returns of the stockholders and the Company generally will not be subject to tax.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company has all of its cash in one bank account. The balances are insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. A large portion of the Company’s trade receivables is from two third-party reimbursement programs as described in Note 5.

Earnings Per Share

Basic and fully diluted earnings per share are computed using the weighted average number of common shares outstanding during the periods. There are no dilutive common shares or equivalent shares as of the years ended December 31, 2004 and 2003.

Allowance for Doubtful Accounts

Management reviews the collectibility of accounts receivable by tracking collection and write-off activity. The allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value. While management believes the resulting net carrying amounts for accounts receivable are fairly stated at each year-end and that the Company has made adequate provision for uncollectible accounts based on all available information, no assurance can be given as to the level of future provisions for uncollectible accounts, or how they will compare to the levels experienced in the past. Under Medicaid, Medicare and other reimbursement programs, the Company is reimbursed for services rendered to covered program patients as determined by reimbursement formulas and regulations. Laws and regulations governing these programs are complex and subject to interpretation. As a result, it is possible that recorded estimates will change. The Company’s ability to successfully collect its accounts receivable depends, in part, on its ability to supervise and train personnel in billing and collection, and minimize losses related to system changes.

Shipping and Handling Costs

Shipping and handling costs that are incurred are not included in cost of sales. They are included in selling, general and administrative expenses. Shipping and handling costs were approximately $530,000 and $550,000 in 2004 and 2003, respectively. Shipping and handling costs are not billed to customers.

Advertising

Advertising costs are expensed as incurred. Advertising costs were approximately $37,000 in 2004 and $64,000 in 2003 and were included in selling, general and administrative expenses.

2. Line of Credit

The Company had a bank line of credit for an amount up to a maximum of $800,000 available for short-term borrowings at an interest rate of .875 percent above the bank’s prime rate. At December 31, 2004 and 2003, the Company’s borrowing capacity was approximately $800,000, and no amounts were borrowed under this facility. This line was secured by substantially all Company assets and was personally guaranteed by the two stockholders of the Company. On January 4, 2005, in conjunction with the sale of the business as described in Note 8, this line of credit was terminated.

NORTH AMERICAN HOME HEALTH SUPPLY, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

3. Leases

The Company leases vehicles and conducts its operations in premises leased under various operating leases. Rental expense was approximately $206,000 and $204,000 for the years ended December 31, 2004 and 2003, respectively. The Company subleases a portion of this space and received approximately $48,000 and $19,000 in sublease rental income for the years ended December 31, 2004 and 2003, respectively. Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004, are as follows:

Year ended December 31, 2005	$79,000

The above rental expense will be offset by $3,500 per month in sublease rental income through February 2005.

4. Fair Value of Financial Instruments

The carrying amount of cash, accounts receivables and account payables approximate their fair value.

5. Concentrations of Credit Risk and Major Customers

The Company provides prescription medications and oral and enteral nutrition products to its customers primarily in California. A significant number of the Company’s customers have a substantial amount of their costs paid by third-party reimbursement programs. Under federal and California third-party reimbursement programs, the Company received net patient revenues of approximately $12,450,000 and $13,000,000 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the Company had an aggregate outstanding receivable from these two agencies of approximately $1,040,000 and $710,000, respectively.

Credit losses relating to customers historically have been minimal and within management’s expectations.

6. Major Suppliers

During the years ended December 31, 2004 and 2003, the Company purchased approximately $9,630,000 and $9,150,000, respectively, from three major suppliers.

7. Employee Benefit Plan

The Company has an employee retirement savings plan (401(k) plan) covering substantially all employees. Employees can make elective deferral contributions up to the maximum allowed each year by law. The Company did not match any of the employee elective deferral amounts.

8. Subsequent Event

On January 4, 2005, MOMS Pharmacy, Inc., a California corporation and wholly-owned subsidiary of Allion Healthcare, Inc., a Delaware corporation, entered into a Stock Purchase Agreement with Michael Stone and Jonathan Spanier, who owned 100% of the stock of the Company. On the same day, MOMS Pharmacy acquired 100% of the stock of the Company from Michael Stone and Jonathan Spanier in accordance with the terms of the Stock Purchase Agreement. As a result of this transaction, the Company voluntarily terminated its S corporation status.

Independent Auditor’s Report

To the Board of Directors

Specialty Pharmacies, Inc.

Cardiff, California

We have audited the accompanying balance sheets of Specialty Pharmacies, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Specialty Pharmacies, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ McGladrey & Pullen, LLP

Des Moines, Iowa

February 28, 2005

SPECIALTY PHARMACIES, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

CURRENT ASSETS
Cash	$194,352	$493,379
Accounts receivable	2,119,285	956,603
Inventories	921,957	654,410
Other current assets	7,252	8,701

Total current assets	3,242,846	2,113,093

Leasehold improvements and equipment, net of accumulated depreciation 2004 $43,378; 2003 $20,636	61,397	56,510
Intangible assets with finite lives, net of accumulated amortization 2004 $70,556; 2003 $45,654	53,955	78,857
Other	2,308	2,308

	$3,360,506	$2,250,768

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

CURRENT LIABILITIES
Current maturities of capital lease obligations	$3,817	$11,431
Accounts payable	3,324,332	2,389,575
Dividends payable	188,065	16,582
Accrued expenses	21,000	136,018

Total current liabilities	3,537,214	2,553,606

CAPITAL LEASE OBLIGATIONS, net of current maturities	6,893	37,295

COMMITMENTS

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, no par value, authorized 5,000,000 shares; issued and outstanding 900,000 shares, at amount paid-in	850,373	836,373
Accumulated (deficit)	(1,033,974)	(1,176,506)

	(183,601)	(340,133)

	$3,360,506	$2,250,768

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
Sales, net	$26,093,338	$14,919,709	$3,368,002
Cost of sales	21,964,563	13,141,453	3,106,560

Gross profit	4,128,775	1,778,256	261,442
Selling, general and administrative expenses	2,399,491	1,689,561	527,478

Operating income (loss)	1,729,284	88,695	(266,036)
Interest expense	(1,242)	(6,463)	(6,637)

Income (loss) from continuing operations	1,728,042	82,232	(272,673)

Discontinued operations:
(Loss) from operations of Dallas pharmacy	—	(23,119)	(9,882)
(Loss) on sale of Dallas pharmacy	(23,027)	(153,024)	—

	(23,027)	(176,143)	(9,882)

Net income (loss)	$1,705,015	$(93,911)	$(282,555)

Basic earnings (loss) per common share from continuing operations	$1.73	$0.10	$(0.36)
Basic earnings (loss) per common share, net income	1.71	(0.12)	(0.38)
Diluted earnings (loss) per common share, continuing operations	1.68	0.10	(0.36)
Diluted earnings (loss) per common share, net income	1.66	(0.12)	(0.38)
Distributions declared per common share	1.56	0.96	0.06
Unaudited pro forma net income (loss):
Income (loss) before provision (benefit) for income tax	$1,705,015	$(93,911)	$(282,555)
Pro forma income tax expense (benefit)	647,906	(35,686)	(107,371)

Pro forma net income (loss)	$1,057,109	$(58,225)	$(175,184)

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Common Stock	Accumulated (Deficit)	Total Stockholders’ Equity (Deficit)
Balance, beginning	$—	$—	$—
Issuance of common stock, at amount paid-in	750,000	—	750,000
Net (loss)	—	(282,555)	(282,555)
Distributions	—	(41,455)	(41,455)

Balance, December 31, 2002	750,000	(324,010)	425,990
Issuance of common stock for services, at estimated fair value	86,373	—	86,373
Net (loss)	—	(93,911)	(93,911)
Distributions	—	(758,585)	(758,585)

Balance, December 31, 2003	836,373	(1,176,506)	(340,133)
Issuance of common stock for services, at estimated fair value	14,000	—	14,000
Net income	—	1,705,015	1,705,015
Distributions	—	(1,562,483)	(1,562,483)

Balance, December 31, 2004	$850,373	$(1,033,974)	$(183,601)

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$1,705,015	$(93,911)	$(282,555)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	47,644	55,514	57,115
Common stock issued for services	14,000	86,373	—
Loss on sale of Dallas pharmacy	—	153,024	—
Write-off of advances to related party	84,405	144,828	—
Changes in working capital components:
Accounts receivable	(1,162,682)	(454,961)	(501,642)
Inventories	(267,547)	(240,082)	(184,366)
Prepaid expenses and other current assets	1,449	(5,590)	(3,111)
Accounts payable and accrued expenses	819,739	1,189,201	1,279,689
Other	—	5,566	(7,874)

Net cash provided by operating activities	1,242,023	839,962	357,256

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certain assets of Procare Pharmacy	—	—	(690,674)
Proceeds from sale of Dallas pharmacy	—	206,047	—
Purchase of leasehold improvements and equipment	(27,629)	(12,404)	(14,558)
Advances to related party	(84,405)	(144,828)	—

Net cash provided by (used in) investing activities	(112,034)	48,815	(705,232)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock	—	—	750,000
Distributions	(1,391,000)	(758,585)	(24,873)
Principal payments on capital lease obligations	(38,016)	(10,577)	(3,387)
Proceeds from long-term debt	—	—	25,881
Principal payments on long-term debt	—	(25,881)	—

Net cash provided by (used in) financing activities	(1,429,016)	(795,043)	747,621

Net increase (decrease) in cash	(299,027)	93,734	399,645
CASH:
Beginning	493,379	399,645	—

Ending	$194,352	$493,379	$399,645

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION, cash payments for interest	$1,242	$6,463	$6,637

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations incurred for equipment	$—	$—	$62,690
Distribution declared not yet paid	188,065	—	16,582

SUPPLEMENTAL SCHEDULE OF INVESTING ACTIVITIES
Purchase of certain assets of Procare Pharmacy, cash paid for:
Intangibles with finite lives			$277,671
Inventories			413,003

			$690,674

See notes to financial statements.

SPECIALTY PHARMACIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

Nature of business:    Specialty Pharmacies, Inc. (the Company) began operations January 9, 2002 and is engaged in the pharmacy business in California and Washington. The Company focuses on delivering its specialty pharmacy products primarily to HIV/AIDS patients.

Accounting estimates and assumptions:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates primarily relate to the allowance for doubtful accounts receivable. Actual results could differ from those estimates.

Accounts receivable:    Accounts receivables are carried at original invoice amount less an estimate made for doubtful receivables, if any, based on a review of all outstanding amounts. Management reviews the collectibility of accounts receivable by tracking collection and write-off activity. An allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value.

Inventories:    Inventories consist mainly of pharmaceuticals that are available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis.

Leasehold improvements and equipment:    Leasehold improvements and equipment are recorded at historical cost and depreciated over the estimated useful lives ranging from 3—7 years of the respective assets. Amortization of assets acquired under capital leases is included with depreciation expenses on owned assets.

Depreciation expense was approximately $23,000, $17,000 and $6,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Intangible assets with finite lives:    Intangible assets represent the purchase price paid for customer lists and prescription files acquired in 2002 and are being amortized over 5 years. Amortization expense was approximately $25,000, $38,000 and $51,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The estimated aggregate amortization expense is approximately $25,000 for the years ended December 31, 2005 and 2006 and $4,000 for 2007.

Revenue recognition:    Revenue is recognized as medications are provided to customers. A substantial portion of the Company’s revenue is billed to third-party payors, including governmental payors, insurance companies and managed-care plans. Revenue is recorded at contractual amounts based on agreements with each third-party payor.

Income taxes:    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the taxable income of the Company is includable in the individual income tax returns of the stockholders, and the Company generally will not be subject to tax. The unaudited pro forma net income (loss) information in the accompanying statements of income reflects the application of corporate income taxes to the Company’s taxable income of an assumed combined federal and state tax rate of 38%.

Credit risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivables. The Company has all of its cash in four bank accounts. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. A large portion of the Company’s trade receivables is from third-party reimbursement programs as described in Note 3.

SPECIALTY PHARMACIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Earnings per share:    Basic and fully diluted earnings per share are computed using the weighted-average number of common shares outstanding during the periods.

Presented below is the reconciliation of the denominators of the computations for basic earnings per common share and diluted earnings per common share, for the years ended December 31:

	2004	2003	2002
Denominator
Weighted-average shares outstanding	900,000	775,000	750,000
Plus participating securities	100,000	16,667	—

Weighted-average shares outstanding, basic	1,000,000	791,667	750,000
Dilutive effect of unvested stock grant	29,167	4,167	—

Weighted-average shares outstanding, diluted	1,029,167	795,834	750,000

The dilutive effect of the unvested stock grant is only used in the calculation of diluted earnings per share—continuing operations as the shares would have an antidilutive effect for the diluted earnings per share—net income.

Stock-based compensation:    The Company has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but applies Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its plan. Under APB 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recorded.

Had compensation cost for the plan been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123), the approximate 2003 and 2002 reported net income and earnings per common share would have been decreased to the pro forma amounts shown below based on the fair value of the options being estimated at the date of grant under the minimum value option pricing model assuming a risk-free interest rate of 5% and a weighted-average expected life of 5 years.

	2003	2002
Net (loss), as reported	$(93,911)	$(282,555)
Less total stock-based employee compensation expense determined under fair value based method for all awards	(2,669)	(2,001)

Pro forma net income	$(96,580)	$(284,556)

The impact of accounting for the stock options in accordance with FASB 123 would have no effect on the earnings per share information presented above.

Shipping and handling costs:    Shipping and handling costs are included in selling, general and administrative expenses. Shipping and handling costs were approximately $25,000, $51,000 and $27,000 in the years ending December 31, 2004, 2003 and 2002, respectively. Shipping and handling costs are not billed to customers.

Advertising:    Advertising costs are expensed as incurred. Advertising costs were approximately $5,000, $2,000 and $1,000 in the years ending 2004, 2003 and 2002, respectively, and were included in selling, general and administrative expenses.

SPECIALTY PHARMACIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Acquisition:    On January 30, 2002, the Company acquired certain assets of Procare Pharmacy with one pharmacy located in Dallas, Texas and one pharmacy in Seattle, Washington. The purchase price of these two locations was $287,851 for the Dallas pharmacy and $402,823 for the Seattle pharmacy. The estimated fair values of assets acquired were allocated to inventory, $413,003 and finite lived intangible assets, $277,671.

Note 2. Leases

The Company conducts its operations in premises leased under operating leases which expire through March 2008. Rental expense was approximately $18,000, $16,000 and $23,000 for the years ended December 31, 2004, 2003 and 2002, respectively. Approximate future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2004 are as follows:

Year ended December 31
2005	$19,000
2006	17,000
2007	18,000
2008	5,000

$59,000

Capital lease obligations: The Company leases equipment which has a depreciated cost of approximately $33,000 and $46,000 as of December 31, 2004 and 2003, respectively, under a capital lease arrangement.

Approximate future minimum commitments at December 31, 2004 under the noncancelable capital lease are as follows:

2005	$4,400
2006	4,400
2007	2,900

Total minimum lease payments	11,700
Less amounts representing interest at 6%	1,000

Present value of net minimum lease payments	$10,700

Note 3. Concentrations of Credit Risk and Major Third-Party Payor

The Company provides prescription medications to customers located primarily in California and Washington. A significant number of the Company’s customers have a substantial amount of their costs paid by third-party reimbursement programs. Under a California third-party reimbursement program, the Company had net sales of approximately $18,549,000, $9,058,000 and $748,000 for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, the Company had an aggregate outstanding receivable from this program of approximately $1,232,000 and $611,000, respectively.

Credit losses relating to customers historically have been minimal and within management’s expectations.

Note 4. Major Suppliers

During the years ended December 31, 2004 and 2003, all of the Company’s purchases of prescription medications were from one vendor and for the year ended December 31, 2002, all purchases were from two vendors. Such purchases are shown as cost of sales on the accompanying statements of income.

SPECIALTY PHARMACIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 5. Employee Benefit Plan

The Company has an employee retirement savings plan (401(k) plan) covering substantially all employees. Employees can make elective deferral contributions up to the maximum allowed each year by law. The Company did not make any discretionary or matching contributions to the plan.

Note 6. Stock-Based Compensation

On November 1, 2003, the Company entered into an agreement with its majority shareholder that provides for the beneficial rights to 100,000 shares of common stock in consideration for his future services provided to the Company and his personal guarantee of the Company’s liability to its major supplier. This agreement provides the shareholder with the right to vote and receive profits and distributions on such shares. The agreement continues until November 1, 2005 or until such time as the shareholder elects to renounce his personal guarantee. The Company recognized compensation expense related to this agreement of approximately $155,000, $53,000 and none for the years ending December 31, 2004, 2003 and 2002, respectively.

On November 1, 2003, the Company entered into an agreement with a shareholder that grants 50,000 shares of common stock to him in consideration for his services. The shareholder has no ownership rights in the common stock prior to November 1, 2005, at which time he shall have all rights of ownership in such shares. The agreement also provides for a prorata rate of ownership if the Company were to be sold prior to November 1, 2005. The Company recognized compensation expense of approximately $14,000, $2,000 and none for the years ending December 31, 2004, 2003 and 2002, respectively.

On November 1, 2003, the Company issued 150,000 shares of common stock to two of its shareholders in consideration for services provided. The Company recognized approximately $84,000 in compensation expense related to this issuance.

Note 7. Stock Options

In 2002, the Company began a stock option plan that allowed for the granting of 500,000 additional shares of common stock to employees, directors and officers. The plan provides for the grant of options at an exercise price not less than the fair market value of the common stock, as determined by management on the date of grant. The plan is intended to promote stock ownership by employees, directors and officers of the Company to increase their proprietary interest in the growth and success of the Company and to encourage them to remain in the service of the Company. All awards granted to date have qualified as incentive stock options.

Options granted under the plan have a term of ten years and become exercisable over a period of 4 years with 25% after the first year and an additional 6.25% each quarter thereafter.

The Company issued 50,000 options on January 9, 2002 at $1 per share. These options were forfeited on September 2003 with none of the options being exercised. As of December 31, 2004, there were no options outstanding under this agreement.

Note 8. Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable and accounts payable approximate their fair value.

Note 9. Commitment

The Company has an agreement with an employee that provides for the payment of $1,200,000 upon the sale of the Company, provided the employee continues to be employed with the successor company. In connection with the subsequent event discussed in Note 11, this agreement was terminated.

SPECIALTY PHARMACIES, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 10. Discontinued Operations

On June 16, 2003, the Company closed its pharmacy in Dallas, Texas and sold the related assets for approximately $206,000. Net revenues of the Dallas pharmacy were approximately $1,048,000 for the year-to-date period ended June 16, 2003 and $2,672,000 for the year ended December 31, 2002.

Note 11. Subsequent Event

On February 28, 2005, MOMS Pharmacy, Inc., a California corporation and wholly owned subsidiary of Allion Healthcare, Inc., a Delaware corporation, entered into a Stock Purchase Agreement with the owners of 100% of the stock of the Company. On the same day, MOMS Pharmacy acquired 100% of the stock of the Company from the owners in accordance with the terms of the Stock Purchase Agreement. In addition, MOMS Pharmacy paid a total of $1,200,000 to an employee in consideration for the employee’s surrender of his contractual rights in connection with the agreement discussed in Note 9. As a result of these transactions, the Company became a wholly-owned subsidiary of MOMS Pharmacy and also voluntarily terminated its S Corporation status.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of,

Medicine Made Easy

Torrance, CA

We have audited the accompanying balance sheets of Medicine Made Easy as of December 31, 2002 and 2001 and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medicine Made Easy as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 12, as of May 1, 2003 the Company was acquired by another company.

/S/ BDO SEIDMAN
BDO Seidman, LLP Melville, New York

July 3, 2003

MEDICINE MADE EASY

BALANCE SHEETS

	Year Ended December 31,
	2002	2001
ASSETS
Current Assets:
Cash and cash equivalents	$525,158	$71,675
Accounts receivable (Note 4)	691,669	1,017,846
Inventories	403,382	223,795
Loan receivable—stockholder (Note 8)	50,824	87,159
Prepaid expenses and other current assets	8,800	27,045

Total Current Assets	$1,679,833	$1,427,520

Property and equipment, net (Note 3)	236,509	294,955
Other assets	—	24,072

Total Assets	$1,916,342	$1,746,547

LIABILITIES AND STOCKHOLDERES’ EQUITY (DEFICIT)
Current Liabilities:
Accounts payable (Note 9)	$1,961,412	$1,250,375
Loans payable—stockholders (Note 8)	18,524	60,000
Income taxes payable (Note 5)	1,000	21,000
Deposit on acquisition and other (Note 12)	214,347	—

Total Current Liabilities	$2,195,283	$1,331,375

COMMITMENTS AND CONTIGENCIES (NOTES 6, 10 and 11)

Stockholders’ Equity (DEFICIT):
Common Stock, $0.01 par value; 1,000,000 shares authorized, 10,000 shares issued and outstanding	100	100
Additional paid in capital	21,401	21,401
Retained earnings (DEFICIT)	(300,442)	393,671

Total Stockholders’ Equity (DEFICIT)	(278,941)	415,172
Total Liabilities and Stockholders’ Equity (DEFICIT)	$1,916,342	$1,746,547

See accompanying notes to financial statements.

MEDICINE MADE EASY

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Year Ended December 31,
	2002	2001
NET SALES (Note 4)	$21,745,621	$12,670,336
COST OF GOODS SOLD (Note 9)	17,968,358	10,148,449

GROSS PROFIT	$3,777,263	$2,521,887

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,461,255	2,455,794

OPERATING (LOSS) INCOME	$(683,992)	$66,093

OTHER INCOME (EXPENSE):
Interest (expense) income	(2,311)	18,446
Other income (expense), net	10,311	(19,949)

Total other income (expense)	$8,000	$(1,503)
(LOSS) INCOME BEFORE INCOME TAXES (BENEFIT)	(675,992)	64,590
(BENEFIT) PROVISION FOR INCOME TAXES (Note 5)	(20,000)	21,000

NET (LOSS) INCOME	$(655,992)	$43,590
Retained earnings, beginning of year	$393,671	$350,081
Dividend paid to stockholder	(38,121)	—

Retained earnings (DEFICIT), end of year	$(300,442)	$393,671

See accompanying notes to financial statements

MEDICINE MADE EASY

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(655,992)	$43,590
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	122,825	71,428
Net book value of auto given to employee as compensation	24,574	—

Changes in operating assets and liabilities:
Accounts Receivable	326,177	(362,585)
Inventories	(179,587)	(103,295)
Prepaid expenses and other assets	42,317	(12,685)
Accounts payable and accrued expenses	705,384	620,160

Net cash provided by operating activities	$385,698	$256,613

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	$(127,074)	$(266,130)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loan from stockholder	$—	$60,000
Proceeds from line of credit	300,000	—
Repayment of line of credit	(300,000)	—
Deposit on acquisition	200,000
Repayment of loan from stockholder	36,335	39,970
Repayment of loan to stockholder	(41,476)	(18,778)

Net cash provided by (used in) financing activities	$194,859	$81,192

NET INCREASE IN CASH AND CASH EQUIVALENTS	$453,483	$71,675
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	71,675	—

CASH AND CASH EQUIVALENTS, END OF YEAR	$525,158	$71,675

** Supplemental Disclosure
Income Taxes Paid	$800	$16,730

Interest Paid	$2,311	$—

See accompanying notes to financial statements.

Non-Cash Financing Activity

During 2002 the Company distributed to a stockholder an automobile and other property with a net book value of $38,121.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 1. THE COMPANY

Medicine Made Easy (“MME”) (the “Company”) distributes specialty prescription medication services. MME was incorporated in January 1999 in the State of California.

The accompanying financial statements reflect the financial position and results of operations of MME on a historical cost basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVENTORIES.    Inventories consist entirely of pharmaceuticals available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (“FIFO”) basis.

USE OF ESTIMATES BY MANAGEMENT.    The preparation of the Company’s financial statements in conformity with generally accepted accounting principles require the Company’s management to make certain estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Such estimates primarily relate to accounts receivable, inventory and deferred tax valuation. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT.    Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives of three to five years.

REVENUE RECOGNITION.    Revenue is recognized as medications or products are delivered or mailed to customers. A substantial portion of the Company’s revenue is billed to third-party payors, including insurance companies, managed care plans and governmental payors. Revenue is recorded net of contractual adjustments and related discounts. Contractual adjustments represent estimated differences between billed revenues and amounts expected to be realized from third-party payors under contractual agreements.

INCOME TAXES.    The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount currently estimated to be realized.

CASH EQUIVALENTS.    For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

CREDIT RISK.    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables. The Company places its cash equivalents with financial institutions. The Company’s customer base consists of a large number of diverse customers. The Company has substantially all of its cash in one bank account. The balance is insured by FDIC up to $100,000. Such cash balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. The Company’s trade receivables represent a broad customer base. The Company routinely assesses the financial strengths of its customers. As a consequence, concentrations of credit risk are limited.

ALLOWANCE FOR DOUBTFUL ACCOUNTS.    Management regularly reviews the collectability of accounts receivable by tracking collection and write-off activity. Estimated write-off percentages are then applied to each aging category by payor classification to determine the allowance for estimated uncollectable accounts.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

The allowance for estimated uncollectable accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value. While management believes the resulting net carrying amounts for accounts receivable are fairly stated and that the Company has made adequate provisions for uncollectable accounts based on all information available, no assurance can be given as to the level of future provisions for uncollectable accounts, or how they will compare to the levels experienced in the past. The Company’s ability to successfully collect its accounts receivable depends, in part, on its ability to adequately supervise and train personnel in billing and collection, and minimize losses related to system changes. An allowance for doubtful accounts was not considered necessary at December 31, 2002 and 2001.

SHIPPING AND HANDLING COSTS.    Shipping and handling costs that are incurred are included in selling, general and administrative expenses. Shipping and handling costs were approximately $301,000, and $206,000 in 2002 and 2001, respectively. Shipping and handling costs are not billed to customers.

LONG-LIVED ASSETS.    The carrying values of long-lived assets are periodically reviewed to determine if any impairment indicators are present. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization and depreciation period, their carrying values are reduce to estimated fair value. No such impairment existed at December 31, 2002.

NEW PRONOUNCEMENTS.    In January 2003, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” FIN 46 requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risk will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The adoption of FIN 46 is not expected to have a material effect on the Company’s financial statements. In May 2003, the FASB issued Statement of Financial Account Standards (“SFAS”) 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material effect on the Company’s financial statements.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2002	December 31, 2001
Furniture and fixtures	$9,026	$7,284
Machinery and equipment	145,325	50,230
Leasehold improvements	177,045	175,074
Delivery vehicles	109,845	162,143

	441,241	394,731
Less accumulated depreciation and amortization	(204,732)	(99,776)

Property and equipment, net	$236,509	$294,955

Depreciation of property and equipment for the years ended December 31, 2002 and 2001 approximated $123,000 and $71,000 respectively.

NOTE 4. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The concentration of credit risk in the Company’s accounts receivable is mitigated by the large number of customers and by ongoing credit evaluations performed by the Company.

For the years ended December 31, 2002 and 2001 revenues from Medi-Cal and Aids Drug Assistance Program approximated $19,744,000 and $11,412,000 respectively.

Included in accounts receivable as of December 31, 2002 and 2001 are accounts receivable from Medicaid and Aids Drug Assistance Program approximating $592,000 and $916,000, respectively.

NOTE 5. INCOME TAXES

A reconciliation of the income tax expense (benefit) computed at the statutory Federal income tax rate to the reported amount follows:

	Year Ended December 31,
	2002	2001
Federal statutory rate:	34%	15%
Tax (benefit) provision at Federal statutory rates	$(230,000)	$10,000
State income taxes	(39,000)	5,000
Valuation allowance	249,000	6,000

Total	$(20,000)	$21,000

At December 31, 2002, the Company had net operating carry-forwards loss for tax purposes of approximately $493,000 expiring at various dates through 2022. As a result of the change in ownership, certain limitations may apply to this net operating loss carry-forward.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

The provision (benefit) for income taxes is comprised of the following components:

	Year Ended December 31,
	2002	2001
Current:

Federal	$(13,000)	$13,000
State	(7,000)	8,000

Total	$(20,000)	$21,000

Deferred tax assets comprise the following:

	December 31,
	2002	2001
Depreciation and amortization	$19,000	$9,000
Accrued expenses	14,000	—
Benefit of net operating loss carry-forward	197,000	—
Gross deferred tax assets	$230,000	$9,000
Valuation allowance	(230,000)	(9,000)

Net deferred tax assets	$—	$—

NOTE 6. LEASE COMMITMENTS

The Company leases office space in Torrance, San Diego and San Francisco, California. The lease for the Torrance space expires in December 2005; the lease for the San Diego space expires in October 2003; and the San Francisco space lease expires in April 2004. As of December 31, 2002, the Company’s lease commitments provide for the following minimum annual rentals.

2003	$194,026
2004	192,579
2005	138,750

$525,355

During the years ended December 31, 2002 and 2001, rental expense approximated to $214,000 and $128,000 respectively.

NOTE 7. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash, current receivables and payables and certain other short-term financial instruments approximate their fair value due to the short-term maturity of these items.

NOTE 8. RELATED PARTY TRANSACTIONS

At December 31, 2002 and 2001 MME was a guarantor on a loan to a shareholder for the purchase of 2330 West 205 Street in Torrance, California. The stockholder is the landlord of 2330 West 205 Street, from which MME leases the space.

MEDICINE MADE EASY

NOTES TO FINANCIAL STATEMENTS—(Continued)

YEARS ENDED DECEMBER 31, 2002 AND 2001

2002 and 2001 lease payments were $120,000 and $110,000, respectively. Effective May 1, 2003, MME is no longer the guarantor on the loan due to the acquisition.

At December 31, 2002 and 2001, a stockholder owed the company $50,824 and $87,159, respectively. This loan is an unsecured demand loan with an annual interest rate of 4.50%.

At December 31, 2002 and 2001, the Company owed stockholders $18,524 and $60,000, respectively. This loan is an unsecured demand loan with an annual interest rate of 4.50%.

NOTE 9. MAJOR SUPPLIERS

During the years ended December 31, 2002 and 2001, the Company purchased approximately $17,996,000 and $10,199,000, respectively from a major supplier. Amounts due to this supplier on December 31, 2002 and 2001 were approximately $1,745,000 and $1,110,000, respectively.

NOTE 10. EMPLOYEE BENEFIT PLAN

The Company has a savings and investment 401(k) plan whereby eligible employees can contribute up to 10% of eligible salary to the plan. The Company may elect to match a portion of such employee contributions, or, in certain circumstances, may be required to match up to 3% of employee compensation. Plan members are fully vested as to the matching contributions immediately. During the years ended December 31, 2002 and 2001, the Company contributed approximately $53,000 and $39,000 to the plan, respectively. In addition, the Company pays all plan administrative expenses.

NOTE 11. REVOLVING CREDIT LINE

The Company has a revolving credit facility in the amount of $150,000 available for short-term borrowings. Borrowings under the facility bear interest at 5.25% and were collateralized by a personal guarantee by a stockholder of the Company. As of December 31, 2002 and 2001 there were no balances outstanding under this line of credit. This credit facility expires on February 16, 2007, but, as of May 1, 2003, this credit line is no longer available due to the acquisition (see Note 12).

NOTE 12. SUBSEQUENT EVENTS

On May 1, 2003, Allion Healthcare, Inc. acquired Meds Made Easy (MME). The aggregate consideration for the acquisition was $4,950,000, subject to post-closing adjustments, and warrants to purchase 227,273 shares of Allion Healthcare, Inc. common stock for $11.00 per share. $200,000 of the purchase price was paid in cash prior to closing as a partial lock-up fee as of December 31, 2002. Prior to closing, an additional $100,000 lock-up fee was paid in cash during the first quarter. $2,250,000 of the purchase price was paid in cash at closing. $1,150,000 of the purchase price was paid by subordinated secured promissory notes payable on the first anniversary of the closing. The remaining $1,250,000 was paid by subordinated secured promissory notes payable due on the second anniversary of the closing. These notes payable accrue interest at a rate of Prime Rate plus 2% per annum. The notes payable are secured by cash, cash equivalents, accounts receivable, inventory, fixed and other assets of Allion Healthcare, Inc.

CALIFORNIA AIDS DRUG ASSISTANCE PROGRAM (ADAP) AUDIT.    ADAP has commenced a review of the Company’s billing in California. In particular, ADAP will review whether the appropriate procedures were followed and whether the requisite consents were obtained. The Company is in the process of providing ADAP with the requested documents.

Independent Auditor’s Report

To the Board of Directors

Frontier Pharmacy & Nutrition, Inc.

Long Beach, California

We have audited the accompanying balance sheets of Frontier Pharmacy & Nutrition, Inc. as of December 31, 2004 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Frontier Pharmacy & Nutrition, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Des Moines, Iowa /s/ McGladrey & Pullen, LLP

September 8, 2005

FRONTIER PHARMACY & NUTRITION, INC.

BALANCE SHEETS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

CURRENT ASSETS
Cash	$32,941	$509,578
Accounts receivable	1,595,111	1,090,161
Inventories	298,671	271,711
Other current assets	1,475	1,475

Total current assets	1,928,198	1,872,925

Equipment and furniture, net of accumulated depreciation 2004-$16,351; 2003-$12,848	45,549	48,579

Intangible assets, net of accumulated amortization 2004-$19,088; 2003-$14,509	37,912	42,491

	$2,011,659	$1,963,995

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES
Accounts payable	$962,180	$746,811
Accrued expenses, including $10,070 due to stockholder	19,857	—

Total current liabilities	982,037	746,811

LONG TERM DEBT TO STOCKHOLDER	191,803	191,803

STOCKHOLDERS’ EQUITY
Common stock, no par value, authorized 100,000 shares; issued and outstanding 2004-1,250 shares; 2003-1,136 shares	639,874	329,681
Retained earnings	197,945	695,700

	837,819	1,025,381

	$2,011,659	$1,963,995

See notes to financial statements.

FRONTIER PHARMACY & NUTRITION, INC.

STATEMENTS OF INCOME

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Sales, net	$24,009,941	$19,770,960
Cost of sales	20,810,829	17,074,544

Gross profit	3,199,112	2,696,416
Selling, general and administrative expenses	1,180,481	1,145,697

Operating income	2,018,631	1,550,719
Interest expense on long term liability to stockholder	(10,070)	(11,544)

Net income	$2,008,561	$1,539,175

Basic earnings per common share	$1,606.85	$1,441.17
Distributions declared per common share	$2,005.05	$1,254.68
Unaudited pro forma net income:
Income before income tax	$2,008,561	$1,539,175
Pro forma income tax expense	763,253	584,887

Pro forma net income	$1,245,308	$954,288

Weighted average number of shares outstanding	1,250	1,068

See notes to financial statements.

FRONTIER PHARMACY & NUTRITION, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Retained Earnings	Total
Balance, December 31, 2002	$1,000	$496,525	$497,525
Net income	—	1,539,175	1,539,175
Issuance of common stock to an employee stockholder for services, at fair value (Notes)	328,681	—	328,681
Distributions	—	(1,340,000)	(1,340,000)

Balance, December 31, 2003	329,681	695,700	1,025,381
Net income	—	2,008,561	2,008,561
Issuance of common stock to an employee stockholder for services, at fair value (Notes)	310,193	—	310,193
Distributions	—	(2,506,316)	(2,506,316)

Balance, December 31, 2004	$639,874	$197,945	$837,819

See notes to financial statements.

FRONTIER PHARMACY & NUTRITION, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,008,561	$1,539,175
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,082	10,175
Common stock issued for services	310,193	328,681
Changes in working capital components:
Accounts receivable	(504,950)	(222,142)
Inventories	(26,960)	(61,040)
Accounts payable	215,369	74,137
Accrued expenses	19,857	—

Net cash provided by operating activities	2,030,152	1,668,986

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment and furniture	(473)	(13,132)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions	(2,506,316)	(1,340,000)

Net increase (decrease) in cash	(476,637)	315,854
CASH:
Beginning	509,578	193,724

Ending	$32,941	$509,578

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION, cash payments for interest	$—	$12,000

See notes to financial statements.

FRONTIER PHARMACY & NUTRITION, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

Nature of business:    Frontier Pharmacy & Nutrition, Inc. (the Company) began operations July 8, 2000 and is engaged in the pharmacy business in California. The Company focuses on delivering its specialty pharmacy products primarily to HIV/AIDS patients.

Accounting estimates and assumptions:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates primarily relate to the allowance for doubtful accounts receivable. Actual results could differ from those estimates.

Accounts receivable:    Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables, if any, based on a review of all outstanding amounts. Management reviews the collectibility of accounts receivable by tracking collection and write-off activity. An allowance for estimated uncollectible accounts is adjusted as needed to reflect current collection, write-off and other trends, including changes in assessment of realizable value.

Inventories:    Inventories consist mainly of pharmaceuticals that are available for sale. Inventories are recorded at lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis.

Equipment and furniture:    Equipment and furniture are recorded at historical cost and depreciated over their estimated useful lives.

Depreciation expense was approximately $3,500 and $5,600 for the years ended December 31, 2004 and 2003, respectively.

Intangible assets:    Intangible assets represent the purchase price paid for prescription files and a covenant not to compete acquired in 2000. Intangible assets are being amortized over 15 years using the straight-line method of depreciation.

Long-term liability, stockholder:    This liability resulted from a stockholder contributing cash and inventory for initial operations. This liability is presented as long-term as no payment is expected within a one year time period. Interest is paid annually at rates ranging from 5.25% to 6.25%.

Interest expense related to this liability was approximately $10,000 and $12,000 for the years ended December 31, 2004 and 2003, respectively.

Revenue recognition:    Revenue is recognized as medications are provided to customers. A substantial portion of the Company’s revenue is billed to third-party payors, including governmental payors, insurance companies and managed-care plans. Revenue is recorded at contractual amounts based on agreements with each third-party payor.

Income taxes:    The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. As such, the taxable income of the Company is includable in the individual income tax returns of the stockholders, and the Company generally will not be subject to tax. The unaudited pro forma net income information in the accompanying statements of net income reflects the application of corporate income taxes to the Company’s taxable income of an assumed combined federal and state tax rate of 38%.

Credit risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company has all of its cash in two bank accounts. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $100,000. Such cash

FRONTIER PHARMACY & NUTRITION, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

balances, at times, may exceed FDIC limits. The Company has not experienced any losses in such accounts. A large portion of the Company’s trade receivables are from third-party reimbursement programs as described in Note 3.

Earnings per share:    Basic and diluted earnings per share are computed using the weighted average number of common shares outstanding during the periods. The Company has no potentially dilutive securities outstanding during the periods presented.

Advertising:    Advertising costs are expensed as incurred. Advertising costs were approximately $6,000 and $7,000 for the years ending 2004 and 2003, respectively, and were included in selling, general and administrative expenses.

Note 2. Leases

The Company conducts its operation in a premise leased under an operating lease, which expires June 2007. Rental expense was approximately $38,000 and $37,000 for the years ended December 31, 2004 and 2003, respectively. Approximate future minimum monthly rental payments of $3,150 under the noncancelable operating lease with lease terms in excess of one year as of December 31, 2004 will be paid through June 2007.

Note 3. Concentrations of Credit Risk and Major Third-Party Payor

The Company provides prescription medications to customers located in California. A significant number of the Company’s customers have a substantial amount of their costs paid by government sponsored third-party reimbursement programs. Under these California third-party reimbursement programs, the Company had net sales of approximately $22,809,000 and $18,782,000 for the years ended December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the Company had aggregate outstanding receivables from these programs of approximately $1,035,000 and $1,470,000, respectively.

Credit losses relating to customers historically have been minimal and within management’s expectations.

Note 4. Major Suppliers

During the years ended December 31, 2004 and 2003, all of the Company’s purchases of prescription medications were primarily from two vendors. Such purchases are shown as cost of sales on the accompanying statements of income.

Note 5. Stock-Based Compensation

On July 1, 2003, the Company entered into an agreement with a stockholder that granted 136 shares of common stock in consideration for services. On January 1, 2004, the Company entered into another agreement with the same stockholder that granted an additional 114 shares of common stock in consideration for services. The Company recognized compensation expense equal to management’s estimated fair value of the shares of approximately $310,000 and $329,000 for the years ending December 31, 2004 and 2003, respectively, related to these grants.

Note 6. Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and long-term liability, stockholders approximate their fair value.

FRONTIER PHARMACY & NUTRITION, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 7. Subsequent Event

On August 5, 2005, MOMS Pharmacy, Inc., a California corporation and wholly owned subsidiary of Allion Healthcare, Inc., a Delaware corporation, entered into an Asset Purchase Agreement with the owners of 100% of the stock of the Company. On the same day, MOMS Pharmacy acquired patient lists and other tangible and intangible assets owned by the Company as of the date of the closing. As a result of these transactions, the Company voluntarily terminated its S Corporation status.

FRONTIER PHARMACY & NUTRITION, INC.

CONDENSED BALANCE SHEET (UNAUDITED)

JUNE 30, 2005

ASSETS

CURRENT ASSETS
Cash	$497
Accounts receivable	1,521,569
Inventories	319,000
Other current assets	1,475

Total current assets	1,842,541

Equipment and furniture, net of accumulated depreciation of $16,351	45,549
Intangible assets, net of accumulated amortization of $19,088	37,912

$1,926,002

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES, accounts payable
Accounts payable	$982,236
Accrued expense	10,070

Total current liabilities	992,306

LONG TERM LIABILITY TO SHAREHOLDER	191,803

STOCKHOLDERS’ EQUITY
Common stock, no par value, authorized 100,000 shares; issued and outstanding 1,250 shares	639,874
Retained earnings	102,019

741,893

$1,926,002

See Notes to Unaudited Condensed Financial Statements.

FRONTIER PHARMACY & NUTRITION, INC.

CONDENSED STATEMENTS OF INCOME (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	2005	2004
Sales, net	$12,681,305	$11,350,407
Cost of sales	11,005,437	10,127,023

Gross profit	1,675,868	1,223,384
Selling, general and administrative expenses	409,794	748,724

Net income	$1,266,074	$474,660

Basic earnings per common share	$1,012.86	$379.74
Distributions declared per common share	$199.51	$520.00

Unaudited proforma net income:
Income before income tax	$1,266,074	$474,660
Proforma income tax expense	481,108	180,371

Proforma net income	$784,966	$294,289

Weighted average number of shares outstanding	1,250	1,250

See Notes to Unaudited Condensed Financial Statements.

FRONTIER PHARMACY & NUTRITION, INC.

CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

SIX MONTHS ENDED JUNE 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,266,074	$474,660
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	3,568
Common stock issued for services	—	310,193
Change in working capital components:
Accounts receivable	73,542	(43,888)
Inventories	(20,329)	(9,789)
Accounts payable	20,056	425,179
Accrued expenses	(9,787)	—

Net cash provided by operating activities	1,329,556	1,159,923

CASH FLOWS FROM FINANCING ACTIVITIES, distributions	(1,362,000)	(1,586,316)

Net (decrease) in cash	(32,444)	(426,393)
CASH
Beginning	32,941	509,578

Ending	$497	$83,185

See Notes to Unaudited Condensed Financial Statements.

FRONTIER PHARMACY & NUTRITION, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

Nature of business:    Frontier Pharmacy & Nutrition, Inc. (the Company) began operations July 8, 2000 and is engaged in the pharmacy business in California. The Company focuses on delivering its specialty pharmacy products primarily to HIV/AIDS patients.

The accompanying financial statements for the six month periods ended June 30, 2005 and June 30, 2004 are unaudited and reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. These unaudited financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2004. The results of operations for the six months ended June 30, 2005 and 2004 are not necessarily indicative of the results for the entire year.

Accounting estimates and assumptions:    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Such estimates primarily relate to the allowance for doubtful accounts receivable. Actual results could differ from those estimates.

Note 2. Concentrations of Credit Risk and Major Third-Party Payor

The Company provides prescription medications to customers located in California. A significant number of the Company’s customers have a substantial amount of their costs paid by third-party reimbursement programs. Under California third-party reimbursement programs, the Company had net sales of approximately $12,047,000 and $10,783,000 for the six months ending June 30, 2005 and 2004, respectively. At June 30, 2005, the Company had aggregate outstanding receivables from these programs of approximately $1,522,000.

Credit losses relating to customers historically have been minimal and within management’s expectations.

Note 3. Major Suppliers

During the six months ending June 30, 2005 and 2004, all of the Company’s purchases of prescription medications were primarily from two vendors. Such purchases are shown as cost of sales on the accompanying statements of income.

Note 4. Stock-Based Compensation

On January 1, 2004, the Company entered into an agreement with a shareholder that granted 114 shares of common stock in consideration for services. The Company recognized compensation expense equal to the estimated fair value of the shares of approximately $310,000 for the six months ended June 30, 2004 related to the grant.

Note 5. Subsequent Event

On August 5, 2005, MOMS Pharmacy, Inc., a California corporation and wholly owned subsidiary of Allion Healthcare, Inc., a Delaware corporation, entered into a Asset Purchase Agreement with the owners of 100% of the stock of the Company. On the same day, MOMS Pharmacy acquired patient lists and other tangible and intangible assets owned by the Company as of the date of the closing. As a result of these transactions, the Company voluntarily terminated its S Corporation status.

PROSPECTUS

4,136,454 Shares

Common Stock

Thomas Weisel Partners LLC

William Blair & Company

First Albany Capital

Susquehanna Financial Group, LLLP

Neither we nor any of the underwriters have authorized anyone to provide information different from that contained in this prospectus. When you make a decision about whether to invest in our common stock, you should not rely upon any information other than the information in this prospectus. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of the common stock in any circumstances under which the offer or solicitation is unlawful.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various fees and expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Amount to be Paid
SEC Registration Fee	$9,531
NASD Filing Fee	$9,459
Nasdaq National Market Listing Fee	$45,000
Printing and Engraving Expenses	$150,000
Legal Fees and Expenses	$1,000,000
Accounting Fees and Expenses	$250,000
Transfer Agent and Registrar Fees and Expenses	$5,000
Blue Sky Fees and Expenses	$20,000
Miscellaneous Expenses	$511,010

Total	$2,000,000

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act, including reimbursement of expenses incurred.

As permitted by Delaware General Corporation Law, our third amended and restated bylaws provide that we shall indemnify our directors and officers to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. Delaware General Corporation Law does not permit indemnification in the following circumstances:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

As permitted by Delaware General Corporation Law, our third amended and restated bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law, subject to limited exceptions where indemnification is not permitted by applicable law;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware General Corporation Law, subject to certain limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

We have obtain an additional directors’ and officers’ insurance policy to cover our directors and officers for certain liabilities, including coverage for public securities matters.

Reference is also made to the underwriting agreement filed as Exhibit 1.1 to this registration statement which provides for indemnification by our underwriters of our directors and officers who sign this registration statement for certain liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities

For the past three years, we have issued and sold unregistered securities in the transactions described below.

From time to time, we have granted options and warrants to acquire shares of common stock to employees and members of our board of directors. The following sets forth certain information about such grants:

Year	Number of shares	Range of Exercise Prices
2002	682,500	$1.00-$3.50
2003	60,000	$5.00
2004	699,250	$6.00-$6.25
2005	10,000	$13.00

In April 2003, we sold 1,235,000 shares of Series C convertible preferred stock to a group of accredited investors at $5.00 per share and received net proceeds of approximately $6,063,682.

On May 1, 2003, we issued warrants to purchase 227,273 shares of our common stock to the previous owners of Medicine Made Easy at an exercise price of $11.00 per share.

On October 1, 2003, we issued warrants to purchase 125,000 shares of our common stock to John Pappajohn, one of our directors, in connection with the private placement of Series C convertible preferred stock that occurred in April 2003, at an exercise price of $5.00 per share.

In April and May 2004, we sold 1,491,828 shares of Series D convertible preferred stock to a group of accredited investors at $6.00 per share and received net proceeds of approximately $8,806,958. Sands Brothers Venture Capital and Roth Capital served as placement agents for our Series D preferred stock offering.

On April 16, 2004, we issued warrants to purchase 24,000 shares of our common stock to Roth Capital at a warrant price of $6.00 per share as partial placement fees for our Series D convertible preferred stock.

On May 26, 2004, we issued warrants to purchase 90,493 shares of our common stock to Sands Brothers at an exercise price of $6.00 per share as partial placement fees for our Series D convertible preferred stock.

On December 23, 2004, we issued 5-year warrants to purchase 53,121 shares of our common stock to Sands Brothers at a warrant price of $6.25 per share as partial placement fees for our Series E convertible preferred stock.

In December 2004, we sold 664,013 shares of Series E convertible preferred stock to certain accredited investors at a per share price of $6.25 per share and received net proceeds of $4,150,081. Sands Brothers Venture Capital and Roth Capital served as placement agents for our Series E preferred stock offering.

On January 4, 2005, as partial consideration for our acquisition of North American Home Health Supply Inc., we issued warrants to purchase 150,000 shares of our common stock to the former owners of North American Home Health Supply Inc. at an exercise price of $6.26 per share.

On February 28, 2005, as partial consideration for our acquisition of Specialty Pharmacies, Inc., we issued warrants to purchase 351,438 shares of our common stock to the former owners of Specialty Pharmacies, Inc. at an exercise price of $6.26 per share.

In April 2005, we issued warrants to purchase 100,000 shares of common stock to Mr. Pappajohn at an exercise price of $13.00 per share as consideration for his continuing guaranty of our West Bank note.

In May 2005, we issued warrants to purchase 40,000 shares of common stock with an exercise price of $13.00 per share to an institutional accredited investor who acquired a $2.0 million subordinated note.

We believe the sale and issuance of securities in the transactions described above were exempt from registration under the Securities Act pursuant to Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided for in Rule 701. The recipients of securities in each such transaction presented their intention to acquire securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients received or had access to adequate information about us.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

1.1	Form of Underwriting Agreement.*

2.1	Confirmation Order dated February 1, 1999. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on October 10, 1999.)

2.2	First Amended Plan of Reorganization of The Care Group, Inc., et al. dated January 2, 1998. (Incorporated by reference to Exhibit 2.2 to the Registrant’s Current Report on Form 8-K filed on October 10,1999.)

2.3	Stock Purchase Agreement, dated as of May 1, 2003, among MOMS Pharmacy, Inc., as buyer, Allion Healthcare, Inc. as parent, and Darin A Peterson and Allan H. Peterson collectively as sellers. (Incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed on May 16, 2003.)

2.4	Stock Purchase Agreement by and among MOMS Pharmacy, Inc. and Michael Stone and Jonathan Spanier dated as of January 4, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on January 10, 2005.)

2.5	Stock Purchase Agreement by and among MOMS Pharmacy, Inc. and Pat Iantorno, Eric Iantorno, Jordan Iantorno, Jordan Iantorno A/C/F Max Iantorno, Michael Winters and George Moncada dated as of February 28, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on March 4, 2005.)

2.6	Asset Purchase Agreement by and among MOMS Pharmacy, Inc. and Oris Medical Systems, Inc. dated as of May 19, 2005. (Incorporated by reference to Exhibit 2.6 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

3.1	Amended and Restated Certificate of Incorporation of the Registrant. (Incorporated by reference to Exhibit A to the Registrant’s proxy statement filed on June 4, 2003.)

3.2	Certificate of Designation of Rights and Preferences of Series A Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

3.3	Amended and Restated Certificate of Designation of Rights and Preferences of Series B Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

3.4	Certificate of Designation of Rights and Preferences of Series C Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Annual Report on Form 10-KSB filed on April 16, 2003.)

3.5	Certificate of Designation of Rights and Preferences of Series D Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

3.6	Certificate of Designation of Rights and Preferences of Series E Preferred Stock of Allion Healthcare, Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed on December 20, 2004.)

3.7	Third Amended and Restated Bylaws of the Registrant. (Incorporated by reference to Exhibit 3.8 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

3.8	Certificate of Correction of Allion Healthcare, Inc., relating to the Certificate of Designation of Rights and Preferences of Series D Preferred Stock. (Incorporated by reference to Exhibit 3.9 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

3.9	Certificate of Correction of Allion Healthcare, Inc., relating to the Certificate of Designation of Rights and Preferences of Series E Preferred Stock. (Incorporated by reference to Exhibit 3.10 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

3.10	Certificate of Correction of Allion Healthcare, Inc., relating to the Certificate of Designation of Rights and Preferences of Series C Preferred Stock. (Incorporated by reference to Exhibit 3.11 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

3.11	Certificate of Correction of Allion Healthcare, Inc., relating to the Amended and Restated Certificate of Incorporation. (Incorporated by reference to Exhibit 3.12 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

4.1	Form of Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to the former owners of North American Home Health Supply, Inc., as of January 4, 2005. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report of Form 8-K filed on January 10, 2005.)

4.2	Form of Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to the former owners of Specialty Pharmacies Inc., as of February 28, 2005. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report of Form 8-K filed on March 4, 2005.)

4.3	Subordinated Secured Promissory Notes of Allion Healthcare, Inc., dated as of January 4, 2005, in the aggregate amount of $1,375,000, issued to the former owners of North American Home Health Supply, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on January 10, 2005.)

4.4	Guaranty given by Allion Healthcare, Inc. to and for the benefit of Michael Stone and Jonathan Spanier dated as of January 4, 2005. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on January 10, 2005.)

4.5	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to John Pappajohn on January 11, 2000. (Incorporated by reference to Exhibit 4.12 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

4.6	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to John Pappajohn on October 1, 2003. (Incorporated by reference to Exhibit 4.13 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

4.7	Warrant to Purchase Common Stock of Allion Healthcare, Inc. issued to John Pappajohn on April 15, 2005. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on April 21, 2005.)

4.8	Warrant to purchase common stock of Allion Healthcare, Inc. issued to Crestview Capital Master, LLC on May 13, 2005. (Incorporated by reference to Exhibit 4.9 to the Registrant’s Quarterly Report on Form 10-Q filed on May 18, 2005.)

4.9	Form of Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 filed on May 24, 2005).

5.1	Opinion of Kirkland & Ellis LLP.*

10.1	Registration Rights Agreement, dated as of October 30, 2001, by and between Allion Healthcare, Inc. and Gainesborough, L.L.C. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Annual Report on 10-KSB/A filed in May 2004.)

10.2	Registration Rights Agreement issued to the holders of Series E convertible preferred stock, dated as of December 17, 2004 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on December 20, 2004.)

10.3	1998 Stock Option Plan. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.4	Amendment No. 1 to the 1998 Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s quarterly report on Form 10-Q filed on November 14, 2005).

10.5	Amended and Restated 2002 Stock Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Registrant’s quarterly report on Form 10-Q filed on November 14, 2005).

10.6	Loan and Security Agreement, dated as of April 21, 1999, by and among the Registrant, The Care Group of Texas Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and HCFP Funding, Inc. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.7	Amendment No. 1 to Loan and Security Agreement, executed as of July 27, 2001 and effective as of April 21, 2001, by and among the Registrant, The Care Group of Texas Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.8	Amendment No. 2 to Loan and Security Agreement, dated as of April 2002, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.9	Amendment No. 3 and Consent to Loan and Security Agreement, dated as of May 28, 2003, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.10	Amendment No. 4 to Loan and Security Agreement, dated as of September 2003, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.11	Agreement of Lease Between Reckson Operating Partnership, L.P and Allion Healthcare, Inc. (Incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-KSB filed on April 14, 2004.)

10.12	Amendment No. 5 to Loan and Security Agreement, dated as of January 2005, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.12 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.13	Amendment No. 6 to Loan and Security Agreement, dated as of February 2005, by and among the Registrant, The Care Group of Texas, Inc., Care Line of Houston, Inc., Mail Order Meds, Inc., Care Line of New York, Inc., Commonwealth Certified Home Care, Inc. and Heller Healthcare Finance, Inc. (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.14	AmerisourceBergen Prime Vendor Agreement dated September 15, 2003. (Incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.15	Registration Rights Agreement, dated as of January 4, 2005, by and between Allion Healthcare, Inc. and Michael Stone and Jonathan Spanier. (Incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K filed on March 31, 2005.)

10.15A	Amendment to Registration Rights Agreement dated as of May 19, 2005, between Allion Healthcare, Inc. and Michael Stone and Jonathan Spanier. (Incorporated by reference to Exhibit 10.15A to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

10.17	Registration Rights Agreement, dated as of April 4, 2003 issued to the holders of Series C convertible preferred stock. (Incorporated by reference to Exhibit 10.17 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

10.18	Form of Registration Rights Agreement, dated as of April 16, 2004 issued to the holders of Series D convertible preferred stock. (Incorporated by reference to Exhibit 10.18 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

10.19	Form of Registration Rights Agreement, dated as of March 30, 2001 issued to the holders of Series A convertible preferred stock. (Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

10.20	Amendment No. 7 to Loan and Security Agreement, dated as of May 13, 2005 by and among Allion Healthcare, Inc., f/k/a The Care Group, Inc., Mail Order Meds of Texas, Inc., f/k/a Mail Order Meds, Inc., MOMS Pharmacy, Inc. (New York), f/k/a Mail Order Meds of New York, Inc., MOMS Pharmacy, Inc. (California), MOMS Pharmacy, LLC, Medicine Made Easy, North American Home Health Supply, Inc., Specialty Pharmacies, Inc. and GE HFS Holdings, Inc., f/k/a Heller Healthcare Finance, Inc., (f/k/a HCFP Funding, Inc.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on May 18, 2005.)

10.21	Registration Rights Agreement dated as of May 13, 2005 by and between Allion Healthcare, Inc. and Crestview Capital Master, LLC. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on May 18, 2005.)

10.22	Amendment No. 8 to Loan and Security Agreement, dated as of May 17, 2005 by and among Allion Healthcare, Inc., f/k/a The Care Group, Inc., Mail Order Meds of Texas, Inc., f/k/a Mail Order Meds, Inc., MOMS Pharmacy, Inc. (New York), f/k/a Mail Order Meds of New York, Inc., MOMS Pharmacy, Inc. (California), MOMS Pharmacy, LLC, Medicine Made Easy, North American Home Health Supply, Inc., Specialty Pharmacies, Inc. and GE HFS Holdings, Inc., f/k/a Heller Healthcare Finance, Inc. (Incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

10.23	Noncompetition agreement by and between Allion Healthcare, Inc. and Mikelynn Salthouse dated as of August 27, 2002. (Incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1 filed on May 24, 2005.)

10.24	Asset Purchase Agreement by and among Medicine Made Easy and Frontier Pharmacy & Nutrition Inc. dated as of August 4, 2005. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on August 15, 2005.)

10.25	Agreement with the California Department of Health Services dated as of August 2005. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005).

10.26	Waiver and Consent Agreement, dated as of August 4, 2005 by and among Allion Healthcare, Inc., f/k/a The Care Group, Inc., Mail Order Meds of Texas, Inc., f/k/a Mail Order Meds, Inc., MOMS Pharmacy, Inc. (New York), f/k/a Mail Order Meds of New York, Inc., MOMS Pharmacy, Inc. (California), MOMS Pharmacy, LLC, Medicine Made Easy, North American Home Health Supply, Inc., Specialty Pharmacies, Inc. and GE HFS Holdings, Inc., f/k/a Heller Healthcare Finance, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005).

10.27	Amendment No. 9 to Loan and Security Agreement, dated as of September 29, 2005 by and among Allion Healthcare, Inc., f/k/a The Care Group, Inc., Mail Order Meds of Texas, Inc., f/k/a Mail Order Meds, Inc., MOMS Pharmacy, Inc. (New York), f/k/a Mail Order Meds of New York, Inc., MOMS Pharmacy, Inc. (California), MOMS Pharmacy, LLC, Medicine Made Easy, North American Home Health Supply, Inc., Specialty Pharmacies, Inc. and GE HFS Holdings, Inc., f/k/a Heller Healthcare Finance, Inc. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005).

10.28	Agreement of Sublease for 191 Golden Gate Avenue, San Francisco, CA 94102, dated as of February 25, 2005, by and between Tenderloin AIDS Resource Center and Specialty Pharmacies, Inc. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005.)

10.29	Agreement of Lease for 2330 W. 205th Street, Torrance, California, dated as of April 7, 2003, by and between Darin A. Peterson, and Medicine Made Easy. (Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2005.)

10.30	Asset Purchase Agreement dated as of December 9, 2005 by and among Medicine Made Easy and Priority Pharmacy, Inc., The David C. Zeiger Trust UTD 4/30/93, David C. Zeiger and Peter Ellman.*

21.1	Subsidiaries of the Registrant.*

23.1	Consent of BDO Seidman, LLP.

23.2	Consent of LWBJ, LLP.

23.3	Consent of McGladrey & Pullen for audit of Specialty Pharmacies, Inc.

23.4	Consent of McGladrey & Pullen for audit of Frontier Pharmacy & Nutrition.

24.1	Power of Attorney, included on the signature page hereof.*

*	Previously filed

(b) Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the Securities Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore have been omitted.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertake that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on January 24, 2006.

ALLION HEALTHCARE, INC.

By:	/S/ JAMES G. SPENCER
James G. Spencer Chief Financial Officer, Treasurer and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ * Michael P. Moran	Chairman of the Board, Chief Executive Officer and President	January 24, 2006

/S/ JAMES G. SPENCER James G. Spencer	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Principal Accounting Officer)	January 24, 2006

/S/ * John Pappajohn	Director	January 24, 2006

/S/ * Derace Schaffer, M.D.	Director	January 24, 2006

/S/ * John Colloton	Director	January 24, 2006

/S/ * Harvey Werblowsky	Director	January 24, 2006

*By:	/S/ JAMES G. SPENCER
James G. Spencer Attorney-in-fact